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REGISTRANT'S NAME Kasikornbank Public Company Ltd

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THOMSON FINANCIAL

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FILE NO. 82- 04922

FISCAL YEAR 12-31-06

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DATE: 2/28/07

K EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Year Ending December 31, 2006

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis
for the Year ending December 31, 2006 *

For 2006, to maintain leadership in the banking business, KASIKORNBANK adheres to our new branding as the KASIKORNBANKGROUP with the aim of providing complete financial solutions satisfying the needs of every customer. This is achieved in accordance with the group's resolution, "Towards Service Excellence", under our new corporate signature, "K Excellence". Through clear classification of customer segments and product groups, we strive to understand and commit to respond to the complete financial needs of customers. This customer and product segmentation will not only benefit the Bank's strategic planning, but also lead to the highest service quality and efficiency.

With regards to operating performance in 2006, the Bank's consolidated net income totaled Baht 13,664 million, falling by Baht 266 million, or 1.91 percent, from 2005. Net interest and dividend income for 2006 rose by Baht 3,830 million over 2005, while net interest margins also increased from 3.84 percent in 2005, to 4.10 percent for 2006. These figures resulted from both loan growth and rising interest rates. In addition, non-interest income rose by Baht 1,858 million. Consequently, the Bank's consolidated operating profit, before bad debts and doubtful accounts, and income tax expense, increased by Baht 1,612 million, or 7.46 percent, over 2005. Due to increasing business volume, non-interest expense showed an increase of Baht 4,139 million, particularly for premises and equipment – including related costs incurred in expansion of sales and service channels, plus strategic programs – as well as sales promotions, and public relations advertising. Meanwhile, provisioning for bad debts and doubtful accounts, and losses on debt restructuring increased by Baht 1,756 million in light of changing economic situations. With respect to changes in the Bank's provisioning policy for alignment with the new provisioning criteria of the Bank of Thailand in compliance with International Accounting Standard (IAS) 39, the Bank's consolidated allowances for doubtful accounts now fully comply with these new BOT requirements.

On the balance sheet front, as of December 31, 2006, the Bank's total consolidated assets were Baht 935,509 million, up by Baht 98,200 million, or 11.73 percent, over the end of 2005. This was mainly due to an increase in loans. The Bank's consolidated loans at the end of 2006 were Baht 677,760 million, increasing by Baht 50,814 million, or 8.11 percent, over the end of the previous year. As of December 31, 2006, the ratio of net non-performing loans to total loans stood at 4.13 percent, while that of gross non-performing loans to total loans was 6.84 percent, falling from 8.88 percent reported at the end of 2005. As for total consolidated liabilities, they equaled Baht 847,271 million, rising by Baht 88,078 million, or 11.60 percent, over the end of 2005. This mainly resulted from increasing deposits, which totaled Baht 750,985 million at the end of 2006, increasing by Baht 60,648 million, or 8.79 percent, over the end of 2005. Total consolidated shareholders' equity was Baht 88,238 million, up by Baht 10,122 million, or 12.96 percent, over the end of 2005, due to the Bank's profit in 2006. Lastly, the capital adequacy ratio of the Bank and our

* In the Annual Report, this information is shown in the "Management Report" section.

AMC stood at 14.74 percent, with Tier-1 and Tier-2 capital reaching 10.45 percent and 4.29 percent, respectively.

With regards to the Bank's core business operations during 2006, despite cooling economic activity at home, and fiercer business competition, our business loans continued to expand across the board from year-end 2005. The highest growth was seen in SME business loans at 16.13 percent, followed closely by retail business loans at 14.22 percent. Corporate business loans also grew by 4.93 percent over the end of 2005. As for our capital markets business, we remained the underwriter of choice for debentures, while our fee income from both currency and interest rate risk management grew over the previous year, resulting from our corporate customers' demand to hedge risks. Meanwhile, the Bank's Treasury operations for the Banking Book, under the supervision of the Central Treasury Department, resulted in a 35.34 percent increase in total interest and dividend income, which was mainly attributable to the Bank's effective asset management in a volatile market and rising interest rate environment throughout 2006.

In addition to our continued efforts to develop our support groups in the areas of human resources and information technology, throughout 2006 the Bank placed extra emphasis on managing all types of risk. In the area of credit risk, risk management policies and guidelines have been established for the entire KASIKORNBANKGROUP in compliance with the Bank of Thailand's Consolidated Supervision framework. In addition, work progressed on setting up credit process centers nationwide for post-credit approvals, while a new system for tracking customers' collateral and collateral appraisals was also put in place. Regarding market risk management, key infrastructure and necessary processes are being continuously upgraded and put in place for efficient risk management of new derivative instruments and other financial products. Furthermore, for liquidity risk management, various liquidity management tools were promoted through the issuance of short-term debentures, and the launch of bills of exchange for retail customers, following the BOT's notification allowing commercial banks to do so. Meanwhile, the Bank has also prepared for the BOT's monetary operation framework reform. In the matter of the Basel II capital accord, preparations for compliance are proceeding as planned, with work covering information and related systems. Due to these thorough preparations, we are confident that the Bank will be able to fully comply with the new capital accord.

With the aforementioned development and expansion of our competitiveness, together with our awareness of good corporate governance, the Bank in 2006 was widely honored with many awards and recognition, including the raising of our Bank Financial Strength Rating by Moody's Investors Service.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in 2006 and 2007

Despite all of the negative factors, including higher interest rates, especially in the first half of 2006, and prolonged political turmoil, culminating in political changes in September, as well as the Baht's rapid rise, Thailand's economy maintained a satisfactory growth rate of around 5.0 percent in 2006, due mainly to strong support from exports.

For 2007, Thai economic growth is expected to soften to 3.5-4.5 percent, year-on-year, as GDP growth may be hurt by listless domestic spending, especially on investments, due to lingering concerns about the country's political uncertainties and government policies. In addition, export growth is also expected to soften in tandem with the global economic trend.

Thailand Economic Growth Forecast

(Units: Year-on-Year Percent Change, or as otherwise indicated)

	2006	2007
Private Consumption	3.4	3.0-4.0
Investment	3.9	1.1-2.5
Private	4.5	1.7-2.8
Public	2.1	-0.6 to +1.4
Government Consumption	5.2	8.0
Exports	17.4	10.0-12.0
Imports	7.0	7.0-10.0
Current Account (Billion USD)	3.2	6.1-7.3
Average Brent (USD/Barrel)	65.1	53.0-57.0
Headline CPI Inflation	4.7	1.5-2.5
Gross Domestic Product (GDP)	**5.0**	**3.5-4.5**

Source: KASIKORN RESEARCH CENTER CO., LTD.

As Thailand's capital market sentiment is likely to be clouded by worries about political and policy uncertainties, more savings might find their way to commercial banks. However, loan expansion might find challenges from the slower economic growth, while competition will likely remain as intense as ever. Still, we expect the BOT's interest rate policy to ease, as domestic inflation is likely to head south on the back of softer oil prices. Interest rate cuts should provide much needed support for domestic consumption and investment.

❑ Regulatory Changes[1]

Important changes to regulatory statutes that impacted commercial banking operations in the year 2006 included:

- **Permission for Commercial Banks to Engage in Private Repo Transactions**

The Bank of Thailand (BOT) announced a notification, ref. FawNawSor. (21) Wor. 89/2549, with a BOT announcement, re: "Permission for Commercial Banks to Engage in Private Repurchase Transactions", dated April 20, 2006, thus allowing commercial banks to engage in such business, including transactions related to mutual funds, provident funds, private funds, and other types of funds as may be included by the authorities in the future. This empowerment also authorizes commercial banks to engage in private repo transactions in cross-currency, between Baht and foreign currencies, with counterparties that are financial institutions authorized to conduct the business regarding foreign means of payment.

This BOT regulatory change is considered advantageous to commercial banks' operations, as they potentially broaden the scope of banking business.

- **Permission for Banks to Offer Bills of Exchange to the General Populace**

BOT has issued a notification, ref. FawNawSor. (21) Wor. 115/2549, entitled, "Permission for Banks to Offer Bills of Exchange to (Borrow from) the General Populace", dated September 6, 2006, enacted to increase channels for commercial banks to mobilize capital, and increase savings alternatives for retail investors, wherein commercial banks are being allowed to issue bills of exchange denominated in Baht to, in effect, borrow from legal residents of Thailand. The provision also allows the offering of bills of exchange denominated in foreign currencies to persons or entities residing outside the Kingdom, or to domestic financial institutions legally registered to deal in foreign payment transactions per the Exchange Control Act, B.E. 2485, where such transactions are not specifically forbidden by law, or by BOT guidelines or controls intended to limit speculative dealing in foreign exchange transactions. With this new BOT regulation, banks are permitted to offer Sight or Time Bills at discounted or effective rates, as well as permitting certain other conditions. Commercial banks must clearly specify all terms and conditions relative to the selling of the bill of exchange to the customer.

This new regulation is expected to be beneficial to commercial banking operations, both in helping to significantly expand the customer base of commercial banks – because previously, bills of exchange for borrowing by banks were permitted only in transactions with institutional investors – and in reducing the cost of funding for commercial banks, as banks will not have to make contributions to the Financial Institutions Development Fund (FIDF) for funds raised through bills of exchange, nor do the bills enter into calculations of maintenance of liquid assets by commercial banks.

---

[1] Details on Regulatory Changes during 2006 can be found in the MD&A Report for the period ending March 31, 2006, June 30, 2006 and September 30, 2006.

- **Permission for Commercial Banks to Engage in Converting Assets into Securities**

The BOT has issued a notification, ref. FawNawSor. (22) Wor. 122/2549, entitled, "Permission for Banks to Engage in Converting Assets into Securities", dated October 17, 2006, giving overall authorization to commercial banks to engage in the seller or broker in the sale of assets in the conversion of assets into securities, e.g., acting in the transfer of assets between parties, or issuing shares to investors, wherein the returns to be derived from such activities shall be in accordance with the revenues earned on the transferred assets. This authorization also permits banks to engage in all activities and transactions associated with the conversion of assets into equities, to include acting as the collections agent on such dealings per the regulatory limitations provided by the BOT. Financial institutions undertaking any such transactions must report each transaction to the Supervision Group of the BOT within fifteen days of conducting the transaction.

This BOT regulatory change offers greater convenience to commercial bank operations, as it permits engaging in such transactions without having to wait for BOT approval beforehand, as previously required.

- **New Regulations regarding Credit Card Business**

The BOT has issued a notification, ref. FawNawSor. (22) Wor. 184/2549, dated November 28, 2006, concerning new BOT regulations regarding credit card business, effective December 1, 2006. In essence:

1. The permitted ceiling charged on credit card debt has been raised, along with penalty fees, service charges and other fees, which shall altogether not exceed 20 percent per annum, up from the previous limit of 18 percent per annum. This change is effective July 1, 2007.
2. Changes have also been made to the primary qualifications of potential credit cardholders based on deposit accounts, or debt instruments issued by banks, as well as government and state-enterprise agencies under the governance of their specific laws, held by them (this supersedes the previous qualifications that were based on salaries or business earnings only). Also, the defined qualifications for corporate cards now indicate that eligibility should be based on the company's financial standing, rather than being based on the individual cardholder's qualifications. Additional changes were made in the regulations regarding conditions for repayment of emergency increases in credit lines, maintenance of existing cardholders' credit lines and guidelines inhibiting issuance of pre-approved credit cards when not requested beforehand by the potential recipient.

The increase in the ceiling on interest and fees charged on credit card balances was adjusted to better match the cost of funding on these cards, which will likely increase the competition in the credit card industry due to the increased flexibility offered by this regulatory change. However, it is believed that credit cardholders may be adversely affected, and placing risk on their debt servicing ability. Because of this, commercial banks shall have to monitor cardholders' debt servicing behavior more closely after the change.

As for other changes in this new directive, more flexibility has been allowed in operation; it is believed this will help increase the size of the cardholder base of those with sufficient income.

- **Permission for Commercial Banks to Engage in the Sale of Futures**

The BOT issued a notification on directive No. FawNawSor. (21) Wor. 186/2549, dated December 6, 2006, entitled, "Permission for Commercial Banks to Engage in the Sale of Futures", effective November 25, 2006. The underlying purpose of this directive is to precede an announcement by the Securities and Exchange Commission, Thailand (SEC), setting guidelines for business in allowing commercial banks to engage in the sale of futures. This would include acting as an agent, broker and/or advisor in such transactions, as well as an asset manager for futures funds. Commercial banks would be required to register with the SEC prior to engaging in these activities, and would have to received the appropriate licensing, as well as being required to notify the BOT within 30 days after they have received such permission and licensing. Any commercial bank having received permission and/or licensing prior to this announcement is also required to notify the BOT within 30 days of the announcement date.

The above regulatory change reduces redundancies in the corporate governance of certain aspects of the commercial banking business. It is now possible for a commercial bank to proceed with such transactions after receiving permission from the SEC, without need of seeking prior permission from the BOT in each case, which increases the flexibility of commercial banks.

1.2 Direction of Business Operations

❑ KASIKORNBANK in 2006 and Outlook for 2007

KASIKORNBANK's new branding as the KASIKORNBANKGROUP is used to signify that we provide complete financial solutions satisfying the needs of every customer. Easy access has been ensured through every channel for the utmost satisfaction of customers in all segments in accordance with the group's resolution, **"Towards Service Excellence"**.

In so doing, KASIKORNBANKGROUP strives to understand and commit to respond to the complete financial needs of customers. All products and services, notably banking, factoring, mutual fund services, securities brokerage and investment banking and leasing, have been offered together under our new corporate signature as **"K Excellence"**. Customers and products have been classified into segments to form a clear framework for efficient service deliveries. All KASIKORNBANKGROUP businesses have been consolidated to achieve the most efficient synergies in providing the highest quality in products and services as complete solutions to customers' needs.

KASIKORNBANKGROUP has put our customers into seven major segments for in-depth research and study of their needs viewed from every dimension, particularly financial needs and lifestyles. Related data has been collected for ease of use and analysis directed toward the present and future needs of customers, together with application in the development of products and services that best fit customer demand. Strategies have been created exclusively for customers in all segments, i.e.

1. **Multi-Corporate Business (MB):** These are customers with annual sales volumes in excess of Baht 5,000 Million. KASIKORNBANKGROUP's emphasis is placed on professional financial advisory services, together with tailor-made products and services to match their particular business requirements and businesses. We assist them in capital mobilization and management through products and services offered not only by the Bank, but also by KASIKORNBANKGROUP subsidiaries with higher value-added to their business and success, so that the Bank is chosen to be their main bank.
2. **Large Corporate Business (CB):** These are customers with annual sales turnovers between Baht 400-5,000 Million. Our focus is placed on value-added advisory services plus products and services tailored exclusively to these customers in order to support efficient organizational management and complete, vertical business integration. We provide comprehensive financial products and services, e.g., financing, various financial transactions and risk-hedging products. Also, we aim to develop and enhance the effectiveness of our various service channels, especially the easy and swift electronic channels.
3. **Small and Medium Business (SME):** These are customers registering annual sales between Baht 10-400 Million. We provide funding resources sufficient for their business requirements, especially loan packages equipped with other financial products to make for quick and responsive services via a variety of available service channels, which thus satisfy the needs of every customer. Useful economic and industrial information services are also provided to help sustain their business expansion.
4. **Micro Business (MC):** These are mainly small-scale businesses with average annual sales turnovers not exceeding Baht 10 Million a year, and total credit not exceeding Baht 3 Million. Our focus is placed on support for the continuing business expansion of customers through loan packages that are simple to use, a good value, swift and timely, as well as being modifiable according to changing situations. Information and other support are provided continuously for them.
5. **Signature:** These are customers who have high incomes, or have entrusted KASIKORNBANKGROUP to manage their high-value investments and deposits. We enhance benefits to these Signature customers through close relationships, personalized activities and various incentive packages featuring complete financial solutions and counseling services to add higher value to customers' assets, all of these services being geared toward excellent levels of service quality during every KASIKORNBANKGROUP customer contact.
6. **Middle Income (MI):** These are customers with regular incomes, such as those employed in the public or private sectors. We assist these Middle Income customers in financial planning for their future financial security through a variety of products offered by the Bank and subsidiary companies under KASIKORNBANKGROUP, via our multiple, efficient and quick channels. The focus is placed on cross-selling and offering financial services as a package appropriate to individual lifestyles at every stage of life. Potential new customers are identified through the Bank's payroll services, in addition to development of new business alliances in line with the lifestyles of Middle Income customers to more effectively fulfill their financial needs at every stage of life.

7. **Mass:** These are customers who have need of conventional financial products and services. KASIKORNBANKGROUP products and services are offered through easy and convenient channels in response to customers' daily needs and at manageable operating costs for the Bank. Customers are encouraged to increasingly switch to financial services via electronic channels, especially in payments for the purchase of goods and services by debit cards. Financial products and services are provided as a package in line with customers' needs, using customer sub-segmentation concepts.

For easier understanding of KASIKORNBANKGROUP products and services, the Bank has rearranged financial products and services into four product domains, comprising:

1. **Operation & Transaction**, featuring products and services that meet the daily financial needs of customers in general;
2. **Saving & Investing**, featuring products that add higher value through savings and investment;
3. **Funding & Borrowing**, fulfilling the lending and capital funding needs of both businesses and individuals; and,
4 **Protection & Information**, promoting awareness and effective prevention of risks.

KASIKORNBANKGROUP has placed great emphasis on the above classification of products and services, with the top priority of creating a common understanding toward these domains among customers. For instance, a symbol for each product domain has been used in conjunction with the new titles of KASIKORNBANKGROUP products and services via different marketing media, such as product information pamphlets and posters displayed at branches. As they are a major contact point with customers, the branches have been remodeled in order to present a new style and perspective to customers. The remodeling includes a new stand for pamphlets classified by domain offered by each subsidiary of the KASIKORNBANKGROUP. To make them noticeable at branches that have sufficient space, the Bank displays posters of all four product domains, each of which shows the titles of products and services in each domain, to facilitate customer selection.

Throughout 2006, KASIKORNBANKGROUP shifted our focus toward financial service solutions that fully respond to the needs of customers. To this end, the Bank has launched our massive **K-Transformation Project** to enhance our competitiveness and efficiency with end-to-end operational procedure change and improved service deliveries. This has been undertaken using integrated IT platforms to ensure the highest satisfaction of our customers, and contribute to successful business undertakings of the Bank in four major areas, i.e.,

1. **Know Our Customers** is aimed at enhancing our potential in presenting products and services that meet the financial needs of all our customers, at proper prices and timing.
2. **Multi-Channel Sales and Services** is aimed at upgrading the potential and effectiveness of all service channels, especially branches, electronic banking channels and the K-Contact Center, to provide an impressive experience to customers and consistency in every communication channel with the Bank.

3. **IT Capital** helps create a complete link among all IT platforms of the Bank in response to business requirements through changes in our core banking systems.
4. **Financial Infrastructure System** is aimed at developing a financial information system for KASIKORNBANKGROUP that will enable managers to gain access to different dimensions of financial information.

❑ Good Corporate Governance

Throughout 2006, KASIKORNBANK continued to place great importance on good corporate governance consistent with the guiding principles of the Bank for International Settlements (BIS), which stresses risk management for commercial banks. These principles dictate that commercial banks, including us, shall maintain a thorough knowledge and understanding of their customers in order to be able to provide an appropriate level of efficient service to them. Furthermore, commercial banks are expected to be socially responsible, and must meet with the corporate governance prerequisites of the Stock Exchange of Thailand (SET) in compliance with the international standard, CG-ROSCs (Corporate Governance – Reports on the Observance of Standards and Codes), as well as the guidelines of the Securities and Exchange Commission, Thailand (SEC).

The importance that the Bank has placed upon good corporate governance has been recognized by a number of organizations domestically and globally, thus we have been honored by such awards in 2006 as:

- The 'FinTech Asia Award – Excellence in Risk Management Award' at the 'FinTech Asia 2006' award ceremony on March 24, 2006, by Financial Insights (an IDC Company) for the Asia Pacific, which is a global financial services research and advisory firm.
- Recognition from Interest Magazine, January 2006 issue, as the 'Bank of the Year' for 2005.
- The 'Best Corporate Social Responsibilities - CSR Award' presented during the 'SET Awards 2006' ceremony on July 26, 2006, with Money & Banking Magazine, in cooperation with the Stock Exchange of Thailand (SET), which bestowed this award. Of the four listed companies that have been so honored, the Bank is the only financial institution to have received this award.



- The 'Distinction in Maintaining Excellent Corporate Governance Report' award, also presented during the 'SET Awards 2006' ceremony, which is an award presented to a listed company for maintaining sound corporate governance standards in its reports disseminated to the public. This was the Bank's second consecutive receipt of this award.
- As part of the 'Annual General Meeting – AGM' project performance criteria established by the Securities and Exchange Commission, Thailand (SEC), the Bank's conducting of our AGM was rated at over 100 points. The maximum standard score is 100, plus an additional bonus offering of a maximum 10 points, thereby allotting a possible aggregate maximum of 110

points. Of the three listed companies that achieved a score of over 100, the Bank was the only financial institution to do so.

- The 'Thailand Corporate Excellence Award 2006' was bestowed on the Bank by the Thailand Management Association (TMA), in cooperation with the Sasin Graduate Institute of Business Administration of Chulalongkorn University, Bangkok, presented on September 28, 2006.



- In their 2006 corporate governance performance assessment of 402 participating listed companies by the Thai Institute of Directors (IOD) on October 27, 2006, based on the corporate governance standards used by OECD and the SET, the Bank's corporate governance was rated as 'Excellent'.

In addition to the above, the Bank continues to adhere to our social and environmental responsibilities by establishing a special workgroup specific to these matters, to ensure the continued support of such endeavors.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Units: Million Baht, or as otherwise indicated)

	2006	2005	Change	
			Million Baht	Percent Change
Income from interest and dividends	51,810	38,066	13,744	36.11
Interest expense	17,197	7,283	9,914	136.13
Net income from interest and dividends	34,613	30,783	3,830	12.44
Bad debts and doubtful accounts (Reversals)	651	599	52	8.68
Loss on debt restructuring	4,767	3,063	1,704	55.64
Non-interest income	14,160	12,302	1,858	15.10
Non-interest expense	25,565	21,426	4,139	19.32
Income tax expense	4,125	4,003	122	3.05
Loss (Gain) of minority interest	1	(64)	(63)	(98.44)
Operating profit (Before bad debts and doubtful accounts, and income tax expense)	23,207	21,595	1,612	7.46
Net Income	**13,664**	**13,930**	**(266)**	**(1.91)**
% Net interest margin (NIM)	4.10	3.84	0.26	

For 2006, the Bank's consolidated net income totaled Baht 13,664 million, falling by Baht 266 million, or 1.91 percent, from 2005. Net interest and dividend income for 2006 equaled Baht 34,613 million, rising by Baht 3,830 million over 2005. Net interest margins also increased from 3.84 percent in 2005, to 4.10 percent for 2006. These figures resulted from both loan growth and rising interest rates. In addition, non-interest income rose by Baht 1,858 million, which mainly resulted from higher fee and service income, along with rising gains on exchange. Consequently, the Bank's consolidated operating profit, before bad debts and doubtful accounts, and income tax expense, increased by Baht 1,612 million, or 7.46 percent, over 2005. Due to increasing business volume, non-interest expense showed an increase of Baht 4,139 million, particularly for premises and equipment – including related costs incurred in expansion of sales and service channels, plus strategic programs – as well as sales promotions and public relations advertising. In addition, provisioning for bad debts and doubtful accounts, and losses on debt restructuring increased by Baht 1,756 million in light of changing economic situations. With respect to changes in the Bank's provisioning policy for alignment with the new provisioning criteria of the Bank of Thailand in compliance with International Accounting Standard (IAS) 39, the Bank's consolidated allowances for doubtful accounts now fully comply with these new BOT requirements.

Income Structure

(Units: Million Baht)

	2006	2005	Change	
			Million Baht	Percent
Interest and Dividend Income				
1. Loans	42,411	31,604	10,807	34.20
1.1 Loans	17,867	14,170	3,697	26.09
1.2 Overdrafts	11,450	9,192	2,258	24.56
1.3 Bills	13,094	8,242	4,852	58.87
2. Interbank and money market items	4,487	2,387	2,100	87.98
2.1 Deposits	3,945	1,875	2,070	110.41
2.2 Loans	157	127	30	23.62
2.3 Securities purchased under resale agreements	385	385	0	0.00
3. Hire purchase and financial lease income	465	24	441	1,837.50
4. Investments	4,447	4,051	396	9.78
Total Interest and Dividend Income	**51,810**	**38,066**	**13,744**	**36.11**
Non-Interest Income				
1. Fee and service income	10,628	9,341	1,287	13.78
1.1 Acceptances, avals, and guarantees	783	685	98	14.31
1.2 Others	9,845	8,656	1,189	13.74
2. Gains on exchange	1,670	1,129	541	47.92
3. Other income	1,862	1,831	31	1.69
Total Non-Interest Income	**14,160**	**12,301**	**1,859**	**15.11**
Total Income	**65,970**	**50,367**	**15,603**	**30.98**

Diversification of Income

2006


Gains on Exchange
2.53%
Other Income
2.82%
Fee and Service Income
16.11%
Income from Investments
6.74%
Hire Purchase and Financial Lease
0.70%
Income from Interbank and Money Market Items
6.80%
Income from Loans
64.29%

2005


Gains on Exchange
2.24%
Other Income
3.64%
Fee and Service Income
18.55%
Income from Investments
8.04%
Hire Purchase and Financial Lease
0.05%
Income from Interbank and Money Market Items
4.74%
Income from Loans
62.75%

❑ Net Income from Interest and Dividends

For 2006, the Bank's consolidated net interest and dividend income totaled Baht 34,613 million, increasing by Baht 3,830 million, or 12.44 percent, over 2005.

Net Income from Interest and Dividends

(Units: Million Baht, or as otherwise indicated)

	2006	2005	Change	
			Million Baht	Percent Change
Income from interest and dividends	51,810	38,066	13,744	36.11
❑ Loans	42,411	31,604	10,807	34.20
• Interbank and money market items	4,487	2,387	2,100	87.98
• Hire purchase and financial lease	465	24	441	1,837.50
• Investments	4,447	4,051	396	9.78
Interest expense	17,197	7,283	9,914	136.13
Net interest and dividend income	**34,613**	**30,783**	**3,830**	**12.44**
% Net interest margin (NIM)	4.10	3.84	0.26	

For 2006, the Bank's consolidated interest and dividend income was Baht 51,810 million, increasing by Baht 13,744 million, or 36.11 percent, over 2005. This was mainly due to a rise in interest income from loans of Baht 10,807 million, or 34.20 percent, in the wake of loan growth and rising interest rates. Also, interest income from interbank and money market items totaled Baht 4,487 million, rising by Baht 2,100 million, or 87.98 percent, in tandem with increasing liquidity of the Bank and money market rates. In addition, the Bank showed rising interest income from hire purchase and financial leasing activities, along with higher investments of Baht 441 million and Baht 396 million, respectively.

Meanwhile, the Bank's consolidated interest expense increased Baht 9,914 million over 2005, as the result of both rising fixed-term deposit rates of the Bank, as well as deposit growth.

However, since gains in interest and dividend income were more than those of interest expense, net interest and dividend income therefore increased over the preceding year. Net interest margins for 2006 also increased by 0.26 percent over the previous year, to 4.10 percent.

❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

In response to changing economic situations, the Bank and subsidiaries, for 2006, set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 5,418 million, rising by Baht 1,756 million over 2005.

❑ Non-interest Income

For 2006, the Bank's consolidated non-interest income totaled Baht 14,160 million, increasing by Baht 1,858 million, or 15.10 percent, over the preceding year. This was mainly due to an increase in fee and service income of Baht 1,287 million over 2005, to Baht 10,628 million, especially from bancassurance, cash management services, and various other products sold by the Bank.

In addition, gains on exchange rose Baht 541 million over 2005, due mainly to the Bank's profit on foreign currency trading. Plus, other income equaled Baht 1,862 million, rising by Baht 31 million over 2005, following improving profits on the sale of foreclosed properties.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for 2006 totaled Baht 25,565 million, up by Baht 4,139 million, or 19.32 percent, over the previous year. This was due to a rise in premises and equipment expenses, which included related costs incurred in expansion of sales and service channels, plus strategic programs, totaling Baht 1,063 million. Moreover, expenses for sales promotions and public relations advertising also increased over the preceding year.

2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

	Dec. 31, 2006	Dec. 31, 2005	Change	
			Million Baht	Percent
Assets	**935,509**	**837,309**	**98,200**	**11.73**
Liabilities and Shareholders' Equity				
- Total liabilities	847,271	759,193	88,078	11.60
- Total shareholders' equity	88,238	78,116	10,122	12.96
Total Liabilities and Shareholders' Equity	**935,509**	**837,309**	**98,200**	**11.73**

❑ Assets

As of December 31, 2006, the Bank's consolidated assets were Baht 935,509 million, up by Baht 98,200 million, or 11.73 percent, over the Baht 837,309 million in assets at the end of 2005. This was mainly due to growth in loans. As of the end of 2006, the Bank's consolidated loans were Baht 677,760 million, increasing by Baht 50,814 million, or 8.11 percent, over the Baht 626,946 million reported at the end of 2005.

In addition, the Bank completed allowances for doubtful accounts in accordance with the BOT's new provisioning criteria. As of December 31, 2006, allowances for doubtful accounts equaled Baht 31,703 million, falling Baht 3,064 million from the previous year. The ratio of net non-performing loans to total loans stood at 4.13 percent, while that of gross non-performing loans to total loans was 6.84 percent, falling from 8.88 percent reported at the end of 2005.

The items having significant changes are shown in the following:

- Interbank and money market items (on the asset side) were Baht 82,842 million at the end of 2006, rising by Baht 16,913 million, or 25.65 percent, over the end of 2005.
- Net investments at the end of 2006 totaled Baht 101,987 million, rising by Baht 2,422 million, or 2.43 percent, over the end of 2005, due to the Bank's liquidity management, by increasing our investments in government securities.
- Securities purchased under resale agreements, as of the end of 2006, amounted to Baht 22,200 million, increasing by Baht 12,700 million, or 133.68 percent, over the end of the preceding year, as a result of the Bank's management of liquidity.

Loans and Deposits



780,000
760,000
740,000
720,000
700,000
680,000
660,000
640,000
620,000
600,000
580,000
560,000
Loans & Deposits (Units: Million Baht)
10.00
8.00
6.00
4.00
2.00
0.00
-2.00
-4.00
Changes (Units: Percent)
5.80
8.79
8.11
(2.47)
Dec. 2005
Dec. 2006
Loans
Deposits
Percent Change in Loans
Percent Change in Deposits

❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, as of December 31, 2006, totaled Baht 847,271 million, rising by Baht 88,078 million, or 11.60 percent, over the end of 2005. Consolidated liabilities that changed significantly were:

- Deposits at the end of 2006 totaled Baht 750,985 million, increasing by Baht 60,648 million, or 8.79 percent, over the end of 2005. This was due mainly to increasing fixed-term deposits, in tandem with the Bank's deposit mobilization during 2006.
- Interbank and money market items (on the liabilities side) were Baht 17,608 million, falling by Baht 85 million, or 0.48 percent, from the end of 2005.
- Borrowing, as of December 31, 2006, equaled Baht 45,793 million, up by Baht 18,807 million, or 69.70 percent, over the end of 2005. This was due to an increase in short-term borrowing, after the Bank issued short-term debentures, aimed at promoting better flexibility and variety in the Bank's funding structure, as well as providing more alternatives in investments for public and the Bank's depositors.

- Other liabilities, as of December 31, 2006, were Baht 18,876 million, up by Baht 4,495 million, or 31.26 percent, over the end of 2005. This increase was due mainly to revaluation of derivatives for risk hedging, as well as obligations on the Bank's investments in foreign securities purchased through liquidity management companies, wherein such transactions have not yet been settled in cash. Moreover, deferred corporate tax payments also contributed to the increase in other liabilities.

As of December 31, 2006, total consolidated shareholders' equity was Baht 88,238 million, up by Baht 10,122 million, or 12.96 percent, over the end of 2005, due to the Bank's profit in 2006.

❑ Relationship Between Sources and Uses of Funds

As of December 31, 2006, the funding structure as shown in the Consolidated Financial Statement comprised Baht 847,271 million in liabilities and Baht 88,238 million in shareholders' equity, resulting in a debt-to-equity ratio of 9.60. The major source of funds on the liabilities side was deposits, which accounted for 88.64 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 1.88 percent and 4.89 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. As of December 31, 2006, loans amounted to Baht 677,760 million, resulting in a loan-to-deposit ratio of 90.25 percent. With the remaining liquidity, the Bank invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements and investments in securities.

The major sources and uses of funds as of the end of December 2006 are categorized by contractual maturity periods in the following table:

The Bank and Subsidiaries' Major Sources and Uses of Funds

(Units: Million Baht)

	Deposits				Loans			
Period	**Dec. 31, 2006**	**Percent**	**Dec. 31, 2005**	**Percent**	**Dec. 31, 2006**	**Percent**	**Dec. 31, 2005**	**Percent**
≤ 1 year	743,983	99.07	678,980	98.35	428,587	63.24	396,745	63.28
> 1 year	7,002	0.93	11,357	1.65	249,173	36.76	230,201	36.72
Total	750,985	100.00	690,337	100.00	677,760	100.00	626,946	100.00

Note: Details of deposits and loans appear in the item, "Liquidity Risk Management", in the Analysis of Remaining Maturity of Assets and Liabilities.

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of December 2006 totaled Baht 743,983 million, increasing by Baht 65,003 million, or 9.57 percent, over the Baht 678,980 million at the end of 2005. Deposits with remaining maturities of over 1 year at the end of December 2006 were Baht 7,002 million, decreasing by Baht 4,355 million, or 38.35 percent, from Baht 11,357 million at the end of 2005.

At the end of December 2006, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 428,587 million,

rising by Baht 31,842 million, or 8.03 percent, over the Baht 396,745 million at the end of 2005. Loans with remaining maturities of over 1 year amounted to Baht 249,173 million, increasing by Baht 18,972 million, or 8.24 percent, over the Baht 230,201 million at the end of 2005.

From the above table, it can be seen that, as of December 31, 2006, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed when they reach maturity, it is likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funds for the Bank's lending.

In order to promote greater flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank issued Short-Term Debenture Project 1/2005, 2/2005, 1/2006 and 2/2006, totaling Baht 25,361 million. Moreover, "K-BE Investment" products were also introduced in December 2006, after the BOT granted permission for commercial banks to offer bills of exchange to borrow money from the private sector, effective August 2006.

❑ Investments

The Bank's and subsidiaries' investments consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiary and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments, classified by type, as of the end of 2006, are shown below:

Investments

(Units: Million Baht)

Type of Investment	Dec. 31, 2006	Percent	Dec. 31, 2005	Percent
Debt Instruments	**97,217**	**95.32**	**92,402**	**92.81**
Government and State Enterprise Securities				
• Trading investments	6,124	6.00	1,155	1.16
• Available-for-sale investments	44,154	43.29	26,125	26.24
• Held-to-maturity investments	11,125	10.91	21,708	21.80
Private Enterprise Debt Instruments				
• Trading investments	493	0.48	-	-
• Available-for-sale investments	1,436	1.41	2,178	2.19
• Held-to-maturity investments	980	0.96	223	0.22
Foreign Debt Instruments				
• Available-for-sale investments	29,842	29.26	27,522	27.64
• Held-to-maturity investments	3,063	3.00	13,491	13.55
Equity Securities	**4,770**	**4.68**	**7,163**	**7.19**
Trading Investments	242	0.24	-	-
Available-for-sale Investments	814	0.80	1,086	1.09
General Investments	3,231	3.17	5,626	5.65
Investments in Subsidiary and Associated Companies	483	0.47	451	0.45
Total Investments – Net	**101,987**	**100.00**	**99,565**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of 2006, totaled Baht 17,857 million, rising by Baht 2,944 million over the end of 2005, due to the following activities:

- Net cash from operating activities totaled Baht 9,787 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) increased by Baht 16,870 million, while securities purchased under resale agreements rose by Baht 12,700 million. Loans increased by Baht 62,455 million, likewise deposits were up by Baht 60,648 million. However, interbank and money market items (on the liabilities side) dropped by Baht 84 million. At the same time, short-term borrowing showed an increase of Baht 19,804 million.
- Net cash from investment activities was Baht 2,930 million. This amount comprised cash received from the disposal of available-for-sale investments totaling Baht 78,958 million, cash received from the redemption of debt instruments held to maturity totaling Baht 22,315 million, cash paid on available-for-sale investments of Baht 98,371 million, and cash paid on debt instruments held to maturity of Baht 3,367 million.
- Net cash used in financial activities totaled Baht 3,912 million, due mainly to the Bank's dividend payments.

❑ Capital Expenditures

To enhance service efficiency, during 2006, the Bank's capital expenditures were used primarily on information technology (IT), totaling Baht 2,627 million. Capital expenditures on other fixed assets totaled Baht 990 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

Capital Funds and Capital Adequacy Ratio



120,000
100,000
80,000
60,000
40,000
20,000
0
Capital Funds (Units: Million Baht)
15.00
14.50
14.00
13.50
13.00
12.50
12.00
Capital Adequacy Ratios (Units: Percent)
14.47
14.74
Dec.2005
Dec.2006
Tier-2 Capital
Tier-1 Capital
Capital Adequacy Ratios

As of December 31, 2006, the Bank and subsidiary companies had a capital base of Baht 101,396 million, comprising Tier-1 capital totaling Baht 71,938 million, and Tier-2 capital totaling Baht 29,458 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.74 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are shown in the following:

Capital Adequacy Ratio *

Capital Funds **	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
					(Units: Percent)
Tier-1 Capital	10.45	11.17	10.47	9.94	9.53
Tier-2 Capital	4.29	4.92	5.03	5.12	4.93
Total Capital Requirements	**14.74**	**16.09**	**15.51**	**15.07**	**14.47**

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMCs. However, from the first quarter of 2006 onward, only risk assets of the Bank and Phethai AMC are included in calculations, as Ploy AMC has been closed since December 22, 2006.

Capital Adequacy Ratio (Including the net profit of each accounting period)

Capital Funds	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005
					(Units: Percent)
Tier-1 Capital	11.41	11.65	11.62	11.53	10.50
Tier-2 Capital	4.29	4.92	5.03	5.12	4.93
Total Capital Requirements	**15.70**	**16.57**	**16.66**	**16.65**	**15.43**

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and some kinds of borrowing, in compliance with BOT regulations. As of December 31, 2006, the Bank had cash in hand, cash at central cash centers, deposits at BOT and eligible securities, totaling Baht 99,244 million.

❑ Credit Ratings

In 2006, Moody's Investors Service raised their Bank Financial Strength Rating of the Bank with a stable outlook. Meanwhile, the Bank's credit ratings given by Standard & Poor's and Fitch Ratings remained unchanged from the end of 2005. Details are shown in the following table.

KASIKORNBANK's Credit Ratings

Credit Rating Agencies	December 31, 2006	December 31, 2005
Moody's Investors Service * **		
Long-term - Debt	n.a.*	n.a.*
- Subordinated Debt	Baa2	Baa2
- Deposits	Baa1 **	Baa1 **
Short-term - Debt/Deposits	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D+	D
Outlook for BFSR	Stable	Positive
Standard & Poor's * **		
Long-term - Debt	BBB	BBB
- Subordinated Debt	BBB-	BBB-

Credit Rating Agencies	December 31, 2006	December 31, 2005
Bank Fundamental Strength Rating (BFSR)	C	C
Short-term - Debt/Deposits	A-2	A-2
Outlook	Stable	Stable
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB+	BBB+
- Subordinated Debts	BBB	BBB
Individual	C	C
Support	2	2
Short-term - Debt/Deposits	F2	F2
Outlook	Stable	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** Long-term deposits are rated only by Moody's Investors Service.

*** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Business Overview

As a result of organizational restructuring[2], the Bank's core business operations have been divided into five groups under the supervision of the following divisions:

- Corporate Business Operations, under the Corporate Business Division
- SME Business Operations, under the SME Business Division
- Retail Business Operations, under the Retail Business Division
- Capital Markets Business Operations, under the Capital Markets Business Division
- Treasury Operations, under the Finance and Control Division

Facing challenges throughout 2006 from cooling domestic spending on consumption and investment, political uncertainty, as well as heightened competition, the Bank not only adjusted our business plans and strategies, but new products and services were also developed and launched to better meet our customers' needs amid this challenging operating environment.

3.2 Corporate Business Operations

The Bank's Corporate Business Operations provide services to corporate customers with sales volumes over Baht 400 million per annum. Services are provided through the Multi-Corporate Business segment, serving large-scale corporate customers; and the Large Corporate Business segment, serving medium-sized corporate customers. Corporate Business Operations' main products include domestic credit products, letters of indemnity-borrowing, trade finance, cash management services, securities services and bancassurance services.

❑ **Business Operations in 2006**

The Bank's Corporate Business Operations during 2006, classified by customer segment and product group, are summarized in the following:

<u>**Customer Segment**</u>

- **Multi-Corporate Business**

Overview

This unit provides sophisticated financial products and services for multi-corporate segment and investment project customers with sales volumes over Baht 5,000 million per annum. The main products are capital financing services, which include end-to-end financial offerings such as loan arrangement services, financial advisories and debt instrument underwriting. Other financial services include cash management and foreign exchange services.

Changes in the Operating Environment and Business Operations

In 2006, the Bank's business operations were tested by several adverse events including rising oil prices, inflation and interest rates during the first half of the

---

[2] Since January 1, 2006, onward, the Bank has introduced a new organizational structure wherein we established two new divisions, the SME Business Division and the Capital Markets Business Division, as well as reorganizing the responsibilities of related divisions. Details on this new organizational structure can be found in the MD&A Report for the period ending March 31, 2006.

year, as well as the Baht's appreciation, flooding, and the unrest in the three Southern border provinces. Consumer and business confidence were also hurt by the prolonged political turmoil, which finally led to a political change, as well as changes in the fiscal and monetary policy frameworks of the government. Meanwhile, competition remained intense as banks have regarded this customer segment as crucial to their interest and fee-based incomes. Undaunted by such challenges, the Bank proceeded to develop and launch products and services that, we believe, will better suit our customers' business operations in more specific ways. These new products and services are based upon extensive research and surveys of customers' real-life financial needs. We are confident that our ceaseless development of products and services will empower the Bank's customers to conduct their businesses with greater efficiency and satisfaction.

Besides this, the Bank has carried on with plans to increase fee-based income. This is being achieved using end-to-end products covering all aspects of customers' supply chains. At the same time, bank/customer relationships have been reinforced via various marketing and promotional activities.

- **Large Corporate Business**

Overview

Customers in this segment are medium-sized corporate entities with sales volumes between Baht 400 – 5,000 million per annum, for which the Bank has devised specialized services such as capital financing services that include a complete range of loan facilities, including working capital financing, capital expenditure loans, project financing loans and trade finance. Other financial services include cash management, foreign exchange and financial advisory services.

Changes in the Operating Environment and Business Operations

Although investment activities in general were rather listless as a result of the unfavorable economic environment, the Bank was able to extend loans to certain businesses that were able to register continuing growth and, thus, found demand for more investments. Of note were electronics, automobiles and agriculture businesses that received investment promotion privileges from the authorities. As for fee-based business, the Bank's wide range of integrated products and services – covering a whole spectrum of credit facilities, as well as products and services of KASIKORNBANKGROUP subsidiaries – enabled us to register continuing growth in fee-based income. As for marketing activities, the Bank continued to cultivate close relationships with our customers by arranging campaigns and programs, including seminars, which we believe will be useful to our customers' business development.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Overview

Domestic credit products are divided into two categories: working capital finance, such as overdrafts and promissory notes, and investment capital finance of various types. The Bank also offers several contingent bank guarantee products, such as letters of indemnity-borrowing, avals, letters of guarantee on loans, and financial statements.

Changes in the Operating Environment and Business Operations

The Bank's domestic credit products registered robust growth, while fee-based income from letters of indemnity-borrowing also met their target, especially during the second half of 2006. These successes were due to the Bank's unceasing product development, which resulted in a new line of products and services that are more convenient and better fit the financial needs of corporate customers. For example, we find that large-scale corporate customers with complex financial needs often prefer credit products with flexible payment terms and multiple interest rate benchmarks. To meet customers' needs and enhance our competitive edge, the Bank, in the fourth quarter of 2006, launched on-call promissory note (P/N) products with our interest rates tied to money market rates. The Bank, in cooperation with foreign bank branches, has provided loan facilities for foreign direct investors operating in the country. The Bank also launched a dealer financing product to assist customers in better risk control and provide greater convenience. This product is in the form of a P/N credit line that comes with control features to make sure that the credit line is drawn on in accordance with invoices on goods ordered, thus meeting customers' stated business objectives.

At the same time, our operation and credit procedures were upgraded and streamlined for higher operational efficiency and better service. Of note was our work in the first half of 2006 on approval procedures for the Bank's pre-approved credit facilities, which we believe will result in greater customer satisfaction through faster service. In addition, in the second half of 2006, we upgraded our fee collection procedures from check payment to direct debit from customers' deposit accounts. This new procedure is not only more convenient for customers, but also provides a valuable database for the Bank's analytical decisions and management. After being successfully implemented for large corporate customers, this new system will be used throughout our branch network nationwide.

- **Trade Finance**

Overview

Trade finance offers many types of import and export services, such as letters of credit (L/C), bills for collection, trust receipts, international fund remittances and exchange of foreign currencies, etc.

Changes in the Operating Environment and Business Operations

Although the country's growth in international trade volume remained satisfactory in 2006, the Baht's volatility caused importers and exporters to adopt a more cautious strategy toward currency trends. Still, the Bank's international trade transactions showed strong expansion. In particular, growth in the Bank's import volume outpaced that of the country by a wide margin, resulting in the Bank's total international trade transactions exceeding Baht 1 trillion for the first time. At the same time, the Bank's trade finance lending grew 15 percent over the end of 2005. Meanwhile, 4 more International Trade Services Offices were set up during 2006, bringing the total number to 20 units at year-end 2006. By year-end 2007, the Bank aims to increase the number of our International Trade Services Offices to 30. This expansion should not only help us better meet our customers' needs, but also increase our market share in the trade finance business.

In the first quarter of 2007, the Bank plans to introduce services via electronic channels for trade finance transactions, with a pilot project set for mid-

January and full-scale services to be rolled out by March. Not only will these new service channels give the Bank a competitive edge, but they will also help our customers to conduct their business more efficiently and at lower cost.

- **Cash Management**

Overview

Cash management services provide an efficient, effective, end-to-end working capital solution, covering collection management services, payment management services, liquidity management services, as well as extra services to customers with the aim of helping them increase returns on their excess cash flows. All of these services are provided with a clear objective of winning target customers to the Bank as their main bank for cash management transactions.

Changes in the Operating Environment and Business Operations

In response to the BOT's new guideline on collection and payment fees, the Bank implemented several promotional activities through direct marketing, as well as product and service developments via our branch and electronic channels, with the aim of increasing payment and fund transfer transaction volumes through our "K-SurePay" services. Several promotional activities were also launched to help our customers to have a better understanding of the BOT's new guidelines on electronic payment services and the potential benefits that they may receive from the Bank's products and services. In the fourth quarter of 2006, preparations for services through the new Interbank Transaction Management and Exchange (ITMX) payment platform were carried out, following the establishment of National ITMX Co., Ltd. by all the parties involved. There is also a plan to develop a SMART Credit payment system by the first quarter of 2007 to replace services now provided by the BOT.

During 2006, the Bank rolled out new products and services that we believe will help us better meet customer needs in all groups. Of note was a supply chain financing product that integrates collection, payment and credit services into a comprehensive service solution for better liquidity and cost management for corporate customers. At the same time, the Bank offered the opportunity for trading partners in the customers' supply chains to also receive our financial services, which should be beneficial to their business operations, especially for trading partners in the SME segment.

Based on results of our extensive research studies conducted in 2006, the Bank plans to develop and upgrade our products and services throughout 2007. This product and service development will be carried out with a resolute aim of meeting our customers' financial needs which vary according to size and nature of business, in a most effective manner.

- **Securities Services**

Overview

Securities services consist of custodial services for retirement funds, private funds and other mutual funds, plus registrar services for bonds, securities and unit trusts, as well as financial assets of individual and juristic persons, both domestic and foreign. The Bank also provides support services for syndicated loans, such as acting as a security agent for collateral control and as a facility agent.

Changes in the Operating Environment and Business Operations

The Bank's securities services continued to expand in 2006, with the Bank being able to retain our leadership position in market share of custodial business. This was due particularly to the setting up of more mutual funds investing in debentures, as well as the Bank being appointed as a custodian for all of the mutual funds managed by TMB Asset Management Co., Ltd., and a property fund by Quality House (Q House). In custodial services for the private sector's provident funds, we have maintained our top position in terms of market share, as major customers whose contracts expired at the end of 2006 have chosen to renew their contracts with us. Meanwhile, we also witnessed spectacular growth due to customers switching from other banks to our services. As a result, total assets under the Bank's custodial management rose by 79.94 percent over 2005.

At the same time, our registrar services for unit trusts and debentures continued to register strong growth, due to the launches of new mutual funds. As for our agency services – in which the Bank operates as a syndicated loan agency, as well as a collateral agency for syndicated loan programs and as a bondholder representative – the Bank was able to retain our customer base, despite the ongoing political turmoil and a decline in domestic investment.

- **Bancassurance Services**

Overview

Bancassurance services provide credit insurance products to the Bank's customers, in addition to a wide range of life insurance products for both individuals and as employee group plans, as well as non-life insurance products for property and export protection.

Changes in the Operating Environment and Business Operations

In 2006, the Bank launched bundled products offering conventional banking products along with life insurance products, all at attractive terms for customers. For example, in the first half of 2006, the Bank launched the "Payroll Plus" service, wherein group accident insurance products are offered along with the Bank's payroll services. In the second half of 2006, in cooperation with alliance partners, we launched our "Perfect Business Shield" product, which is a credit insurance product that comes with life insurance protection varying with the size of the loan obligation. In addition, the "Perfect Business Future" product, which provides life insurance with constant annual coverage protection, was also offered to customers as an alternative.

In collaboration with the Bank's life and non-life insurance partners, group insurance products have been developed, providing comprehensive protection and benefits to the employees of customers' businesses. These products include a wide range of products in group life insurance, group accident insurance and group health insurance.

❑ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of December 31, 2006, compared to the end of 2005 – are shown as in the following:

Corporate Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Dec. 31, 2006	Dec. 31, 2005	Million Baht	Percent
Corporate Business Loans	**100.00**	**232,719**	**221,790**	**10,929**	**4.93**
Customer Segment					
Multi-Corporate Business	38.98	90,718	90,540	178	0.20
Large Corporate Business	61.02	142,001	131,250	10,751	8.19

As of the end of December 2006, total corporate business loans under the supervision of the Corporate Business Division equaled Baht 232,719 million, increasing by Baht 10,929 million, or 4.93 percent, over the end of 2005. Categorized by customer segment, Multi-Corporate Business Segment' loans rose by 8.19 percent, mainly in the construction, chemical, plastic and rubber businesses. Meanwhile, Large Corporate Business Segment's loans also increased by 0.20 percent over the end of 2005.

Corporate Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Dec. 31, 2006	Dec. 31, 2005	Million Baht	Percent
Corporate Business Loans	**100.00**	**232,719**	**221,790**	**10,929**	**4.93**
Product Group					
Domestic Credit Products	75.55	175,830	168,568	7,262	4.31
Trade Finance	23.72	55,212	49,485	5,727	11.57
BIBF	0.38	878	2,438	(1,560)	(63.98)
Other Loans	0.34	799	1,299	(500)	(38.49)

Categorized by product group, as of the end of December 2006, domestic credit products showed the largest loan extension of Baht 7,262 million over the end of 2005. In terms of over-year percent change, trade finance loans grew 11.57 percent. Following this was domestic credit products with a 4.31 percent increase in loan growth, while BIBF loans contracted by 63.98 percent.

3.3 SME Business Operations

Provides services to SME customers with sales volumes of Baht 400 million or less per annum. With the help of our end-to-end financial solutions covering credit, cash management, electronic banking and fund transfers, the Bank is confident that our SME customers will be able to conduct their businesses more efficiently, paving the way for their future growth.

❑ Business Operations in 2006

The Bank's SME Business Operations during 2006, classified by customer segment and product group, are summarized in the following:

Customer Segment

- **Small and Medium Business**

Overview

The Bank provides comprehensive financial solutions to Small and Medium Business customers with sales volumes of Baht 10-400 million per annum. The Bank offers end-to-end, reasonably priced, easy-to-understand and easy-to-apply product packages suitable to this group of customers, whose needs are not as complex as those of larger corporate customers.

Changes in the Operating Environment and Business Operations

During 2006, the business of SME loans was affected by adverse economic conditions, particularly in the first half of the year. At the same time, commercial banks became more cautious toward new lending due to concerns about possible loan delinquencies and the competitiveness of SMEs, especially when compared to larger-scale businesses. However, competition in the SME segment remains intense, as banks and other loan providers believe that there is still plenty of potential for the SME market to support further growth, while yields from SME lending are still considered attractive.

To maintain our market share leadership, the Bank has developed comprehensive products and services that truly meet customers' financial needs with a special emphasis on bundled products, which are in the special care of our relationship managers and sales force. In addition, the Bank, throughout 2006, organized various marketing campaigns, such as seminars and advisory services provided to business customers, exhibition booths at trade fairs and other events, as well as promotional activities held to foster better bank/customer relationships.

- **Micro Business**

Overview

This group of customers has sales volumes below Baht 10 million per annum. They often include single-owner businesses and family-owned businesses with financial needs mainly for their daily transactions. In meeting these needs, we provide comprehensive financial product packages, including deposits, fund transfers, credit facilities, hire purchase and leasing.

Changes in the Operating Environment and Business Operations

With the aim of nurturing customers' sustainable growth, the Bank offers easy-to-use and easy-to-apply, yet comprehensive, financial product packages. Our staff are also available to provide suggestions and useful information on the Bank's wide range of financial services suitable for customers' Micro Business needs. In the pipeline is also a plan to form a Micro Business community through various channels such as web sites and marketing events. This will enable customers to exchange ideas and information, gaining further support for their business operations. We also plan to introduce a loan application simulation model by which customers can fill out the form and evaluate their credit accessibility in advance. In marketing activities, a mass marketing concept has been employed for this customer segment. This is in addition to various marketing campaigns, such as seminars, booths at trade fairs, as well as

promotional activities held to foster better bank/customer relationships.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Overview

Domestic credit products are divided into two categories: working capital finance, such as overdrafts and promissory notes, and investment capital finance of various types. Emphasis has been placed on clean loans which better suit the needs of SME customers, while several contingent bank guarantee products have also been offered.

Changes in the Operating Environment and Business Operations

Throughout 2006, the Bank offered comprehensive financial solutions to SME customers with a special emphasis on bundled products of both the Bank and KASIKORNBANKGROUP. Of note were our products for Small Business customers, such as "K-Klean Credit", which is a non-collateralized loan product, and "K-Max", which offers credit lines exceeding the customer's collateral value. For Medium Business customers, we have offered "Payroll Plus" and "O/D Plus". The former is an insurance product, while the latter is an overdraft facility – both come with cash management services. In addition, special loans for SMEs with fast track approvals has been introduced, in which customers applying for credit lines not exceeding Baht 10 million will learn of the Bank's decision within 3 working days after the submission of application forms and relevant documents. These new lending programs are a part of our "K-SME Credit".

- **Trade Finance**

Overview

Trade finance offers many types of import and export services, such as letters of credit (L/C), bills for collection, trust receipts, international fund remittances and exchange of foreign currencies.

Changes in the Operating Environment and Business Operations

In 2006, products designed specifically for SME customers were introduced. Of note was our "K-Export Credit & Guarantee", which is a guarantee and collection product offered in cooperation with KASIKORN FACTORING Co., Ltd. Also, "K-Trade Plus", a trade finance facility, was offered to Small and Medium Business customers.

In addition to this product development, in the fourth quarter of 2006, we introduced "K SME Care" services, in cooperation with KBank subsidiaries and alliance partners, with the aim of providing comprehensive financial solutions that will help our customers' businesses not only to reach their maximum potential, but also be conducted in a sustainable way. These services comprise: C: Capital through the establishment of the K-SME Venture Capital Fund by KASIKORN ASSET MANAGEMENT Co., Ltd.; A: Advice in which customers will gain access to our business advisory and consulting services provided in cooperation with the Bank's alliance partners, such as the Institute for Small and Medium Enterprise Development, Thailand Productivity Institute and Tax Research Center; R: Research in which customers will receive business guides, handbooks and the SME Magazine, as well as

access to the database of KASIKORN RESEARCH Co., Ltd.; and E: Education in which various training courses covering a wide range of topics will be provided to customers.

❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of December 31, 2006, compared to the end of 2005 – is shown as in the following:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Dec. 31, 2006	Dec. 31, 2005	Million Baht	Percent
SME Business Loans	**100.00**	**260,718**	**224,503**	**36,215**	**16.13**
Customer Segment					
Small and Medium Business	87.69	228,624	191,421	37,203	19.44
Micro Business	12.31	32,094	33,082	(988)	(2.99)

As of the end of December 2006, SME business loans, as supervised by the SME Business Division, totaled Baht 260,718 million, rising by Baht 36,215 million, or 16.13 percent, over the end of 2005. This was due to loan growth in the Small and Medium Business segment.

SME Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Dec. 31, 2006	Dec. 31, 2005	Million Baht	Percent
SME Business Loans	**100.00**	**260,718**	**224,503**	**36,215**	**16.13**
Product Group					
Domestic Credit Products	94.39	246,087	212,703	33,384	15.70
Trade Finance	5.56	14,495	11,738	2,757	23.49
Other Loans	0.05	136	62	74	117.95

Categorized by product group, as of the end of December 2006, domestic credit products reported the highest loan extension, totaling Baht 33,384 million over the end of 2005. However, in terms of over-year percent change, trade finance loans showed the highest growth at 23.49 percent, followed by 15.70-percent growth in domestic credit products, particularly in processed agricultural products and construction material businesses.

3.4 Retail Business Operations

The Bank's Retail Business Division provides services to retail customers in three groups: Mass customers (who have need of conventional financial products and services), Middle Income customers (with regular incomes, such as those employed in the public or private sectors) and Signature customers (who have high incomes, or have entrusted KASIKORNBANKGROUP to manage their high-value investments and deposits). Through various sales and service channels, we provide a wide range of products and services covering consumer loans, credit cards, deposits and fee-based income, mutual funds and bancassurance.

❑ Business Operations in 2006

Throughout 2006, the Bank's products, as well as sales and service channels, have been improved to enhance the efficiency of business operations, as follows:

Product Group

- **Consumer Loans**

Overview

Understanding the varied financial needs of individuals and households, the Bank offers a full spectrum of consumer loan products, covering housing loans and personal loans.

Changes in the Operating Environment and Business Operations

Despite the slowdown in the property sector during 2006, which was a result of consumers' declining purchasing power in the face of inflation, higher oil prices and rising interest rates, the Bank continued to move forward with the launch of several promotional campaigns to grasp a greater market share of housing loans and foster closer bank/customer relationships. Many of these campaigns were launched at various property and housing exhibitions. Of note were the special privileges provided for our Home Smiles Club members, such as a special prize drawing campaign for housing loans, launched in the fourth quarter, which enabled us to exceed targets. We also launched "K-Home Equity", which is a personal loan product where housing or other property is used as collateral, and customers have the flexibility to choose between term loans, O/D, or both. Personal loans, known as "K-Express Cash", a ready-to-use, flexible credit line, have been offered for greater convenience. In addition, there have been activities to promote the Bank's education loan products, known as "K-Personal Loan for Education", for students attending leading universities, which should result in a new alternative for students in funding their higher education expenses.

- **Credit Cards**

Overview

The Bank offers a broad array of credit card products and services, including services classified by cardholder type, such as cards for individuals and corporate customers, and services classified by card brand, such as the KBank-VISA Card and KBank-MasterCard. For maximum efficiency in our services and the highest customer satisfaction, the Bank's credit card products and services have been continuously developed and improved.

Changes in the Operating Environment and Business Operations

Despite consumers' belt tightening and intense competition in the credit card business, the Bank continued to organize various marketing campaigns to increase our customer base and encourage credit card spending. In addition to the Bank's promotional campaigns held at leading department stores, of further note was our "STAAward" program, which was a sales competition event held through branches. Along with alliance partners, the Bank has extended our "Smart Billing" program for greater customer convenience and satisfaction.

In the area of card-accepting business, Electronic Data Capture (EDC) machines, both wireless and mobile EDC, have been installed for merchants at various trade fairs, and the number of EDC-equipped stores ready for chip-embedded credit cards has increased. At the same time, the Bank, in cooperation with leading department stores, has introduced a single card-accepting service campaign, in addition to the existing sales-slip purchase campaign, the progress of which has resulted in markedly higher card-accepting business volume. Also, since the second quarter, the Bank has offered EDC machines to small businesses through rental services. This new EDC-rental service should result in higher fee income and an investment reduction for us, while the stores' risk of accepting fake credit cards would also be reduced.

- **Deposits and Fee-based Income**

Overview

The Bank offers a wide range of deposit and card-accessed products, including savings accounts, fixed-term deposits, current accounts and ATM cards. For customers' convenience, services such as fund transfers and utility payments have also been offered through ATM machines.

Changes in the Operating Environment and Business Operations

Throughout 2006, competition for deposits among commercial banks, both domestic banks and foreign bank branches, as well as with state-owned specialized financial institutions, was intense, especially through fixed-term accounts offering attractive rates. In response, the Bank launched several special fixed-term deposit products, one in the first half of the year and two in the third quarter. In the fourth quarter, "Flexible-Plus Fixed Deposit" and "Fixed-Plus Fixed Deposit" -- fixed deposit products with attractive interest rates -- were also introduced, in addition to our "K-BE Investment" products. These products not only helped us to compete for deposits, but also provided more savings alternatives to the general public.

For the debit card business, the Bank organized various promotional campaigns, including competitions among branches, to increase our customer base and encourage card spending. In foreign exchange activities, the Bank set up twenty-nine additional foreign exchange booths, bringing the total to sixty-three, as of year-end 2006. In addition, mobile foreign exchange booths were put into service at trade fairs and other events, further enhancing our sales capabilities.

Meanwhile, the Bank continued to promote the K-mAlert service, in which fund transfers executed on our ATMs are confirmed to recipients through mobile phone SMS alerts.

- **Mutual Fund Business**

Overview

The Bank has offered a wide range of mutual fund products with the aim of providing attractive returns and tax benefits within acceptable risk levels to investors. Customers are able to choose products that best suit their investment interests, such as funds investing in equity and debt securities, flexible funds, provident funds, long-term equity funds, SET Index-linked funds, and foreign investment funds.

Changes in the Operating Environment and Business Operations

In 2006, general public interest toward mutual funds investing in equities and long-term debt securities was hurt by volatile market conditions and rising deposit rates, especially for fixed-term deposit accounts, as well as capital control measures introduced by the BOT on December 18, 2006. Still, competition in the mutual fund business remained strong, especially with funds investing in the public sector's debt securities having maturities not exceeding one year. Price competition also heightened, as management fees were slashed to attract investors. The Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., launched thirty-five mutual funds, comprising funds investing in government short-term fixed-income securities and equity securities, as well as funds investing in the public sector's fixed-income securities and the Bank's short-term debentures. We also launched the "K-Global Equity Fund", which invests in equity funds abroad, and retirement mutual funds (RMF) investing in equity securities. Besides this, the Bank introduced the "K--Invest" service, through which mutual fund customers can now transact their purchases, as well as sell or switch funds via the KAsset website, for greater convenience.

- **Bancassurance Business**

Overview

Through our various sales channels, the Bank provides a wide range of life, accident and property insurance products to our customers, in addition to advisory services which help them to plan for their life savings and financial obligations.

Changes in the Operating Environment and Business Operations

In 2006, the Bank introduced KBank UL-1, which is a universal life insurance product providing a balance between investments, savings and life insurance. In addition, personal accident insurance products and cash injury protection insurance products for our credit card customers were launched. At the same time, several marketing and promotional campaigns have been launched for greater customer awareness regarding the Bank's products. Notable efforts included marketing and promotional activities launched through our various sales channels, including the branch network, direct sales and phone channels, as well as cross-selling channels. For example, competitions were held for sales forces at branches nationwide, which resulted in a significant increase in the Bank's fee income over last year.

Sales and Service Channels

In order to reach customers in all segments, we have continued to improve our sales and service channels with the aim of expanding the Bank's customer base and providing greater convenience to customers. Our sales and service channels include:

- **Branch Network**

To better serve our customers, the Bank opened seventy-three new branches in 2006, bringing the total to 568 branches nationwide. In addition, all our service channels have been upgraded for better service to each and every segment of customers, as follows:

1. **Full-Functioned Branches,** including main and sub-branches, provide financial services to customers in all segments.
2. **In-store Branches, such as branches at discount stores and tourist attractions** aim to serve transactors and Middle Income customers during non-traditional banking hours.
3. **Signature Exclusive Centers** provide exclusive services to our Signature customers.
4. **Other Types of Branches** focus primarily on providing and conducting transaction services for customers at specific locations, such as our sub-branch in the tax-free zone of Suvarnabhumi Airport, which provides various types of import and export services, such as letters of credit (L/C).

- **Foreign Exchange Booths**

In 2006, the Bank set up twenty-nine new foreign exchange booths, bringing the total to sixty-three booths. These booths are located at main tourist attractions such as department stores, malls, and airports. Meanwhile, eight mobile booths were put into service at trade fairs and other events, further enhancing our sales capability.

- **Business Banking Center**

Through this channel, standard banking services similar to those at the Bank's branches, as well as commercial loan and cash management services are provided. In 2006, six new centers were put into service, bringing the total to thirty-two centers nationwide, with twenty-two in Bangkok and the metropolitan region, and ten upcountry. More centers are expected to be put into operation in 2007, providing better service coverage for our customers.

- **K-Contact Center**

Through the K-Contact Center, the Bank can inform customers of new products and services, as well as promotional and marketing activities. Services provided by the K-Contact Center cover all segments of customers, including:

1. **Mass, Middle Income, and Micro Business Customers**: We have found that the K-Contact Center had been accepting more than two million contacts per month on average from this group of customers. Out of these contacts, 86 percent were made through the center's Interactive Voice Response (IVR) system, and 14 percent were put through to our service teams. In addition, customers have been able to submit applications for the Bank's products and services, including Smart Billing, K-mAlert, K-mBanking and credit cards, through the K-Contact Center.

2. **Signature Customers**: In November 2006, the Bank introduced 24-hour-a-day services for KBank Signature Card customers, which include concierge services, appointment services outside of office hours, as well as credit card services.
3. **Small and Medium Business Customers:** The K-Contact Center provides information on the Bank's various promotional and marketing activities in credit products, credit cards and debit cards, as well as Electronic Data Capture (EDC) machines.
4. **Corporate Customers:** The Center provides information on credit and deposit products, as well as marketing and promotional campaigns for corporate customers. Our services have been received with great enthusiasm by customers, as evidenced by the number of contacts with the Center, averaging 7,753 contacts per month.

- **Electronic Banking Services**

Our electronic banking services are provided through four main channels including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATM

As of December 2006, the number of the Bank's ATMs came to 3,130 units, up from 1,962 units as of year-end 2005. The external appearance of our ATMs was changed to match the Bank's new **K Excellence** concept. In addition, our electronic network has been made ready to support the Bank's K-mPay service through our ATMs. Also, the Bank has added an SMS confirmation service to supplement our fund transfer services via K-ATMs. Besides this, customers can now apply for K-mBanking service, through which their requests for their financial information can be processed via mobile phones, at our ATMs. The Bank is also upgrading our ATM interface for higher efficiency, enabling them to support more new services in the near future.

1.2 K-CDM

The Bank's Cash Deposit Machines, as of December 2006, totaled 270 units, up from 124 units at the end of 2005.

1.3 K-PUM

The Bank's Passbook Update Machines, as of December 2006, totaled 595 units, up from 312 units at the end of 2005. Moreover, the screens of our K-PUMs have been upgraded to be able to display information on the Bank's products, services and events, as with our K-ATMs.

2. Internet Banking

2.1 K-Cyber Banking

By the end of 2006, the number of users of the Bank's K-Cyber Banking service for individual customers had increased 62.74 percent over the previous year.

2.2 K-BizNet Banking

The number of customers with our K-BizNet Banking service for small businesses, as of December 2006, had registered a growth rate of 47.96 percent over 2005.

Throughout 2006, the Bank's IT network was also upgraded for greater stability, making it ready for a rising number of users and transactions. While more

service features have been added to better meet our customers' needs, security has also been tightened to prevent internet fraud, especially from websites that deceive customers into keying in their financial and other sensitive information, a criminal practice known as "phishing".

2.3 K-mPay

During 2006, the Bank's K-mPay service enjoyed spectacular growth of 5,467.91 percent over the previous year. This growth was attributable to our promotional and marketing activities, as well as the Bank's tireless work on system and technology upgrades. For greater customer convenience, applications for K-mPay service can now be made through various channels, in addition to the Bank's branches, resulting in the impressive growth of users.

2.4 K-Payment Gateway

The Bank's payment service for online businesses recorded growth of 288.24 percent over the previous year in the number of stores using our services. This was due to our commitment to product development. Throughout the year, marketing activities were organized nationwide, in cooperation with alliance partners and other parties, with the aim of educating business customers on the topic of online business and the Bank's complete service solutions. Also, the Bank has recently provided online payment services for "Thaiticketmaster.com" which is a key player in the entertainment and recreational business.

❑ Financial Position

- **Loans**

Retail Business Loans Classified by Product

(Units: Million Baht)

	Percent of Total Retail Business Loans	Loans		Change	
		Dec. 31, 2006	Dec. 31, 2005	Million Baht	Percent
Retail Business Loans	**100.00**	**93,202**	**81,600**	**11,602**	**14.22**
Housing Loans	78.89	73,526	65,415	8,111	12.40
Credit Card Loans	16.20	15,102	12,568	2,534	20.17
Consumer Loans	4.91	4,574	3,617	957	26.43

As of December 31, 2006, total retail business loans under the supervision of the Retail Business Division totaled Baht 93,202 million, increasing by Baht 11,602 million, or 14.22 percent, over the end of 2005. Housing loans showed the largest value of loan growth. In terms of over-year percent change, consumer loans had the highest expansion at 26.43 percent, followed by credit card loans at 20.17 percent.

- **Deposit Products**

Proportion of Deposits Classified by Product Group
(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Dec. 31, 2006	Dec. 31, 2005	Million Baht	Percent
Total Deposits	**100.00**	**608,424**	**571,374**	**37,050**	**6.48**
Current Accounts	2.08	12,651	14,130	(1,479)	(10.47)
Savings Accounts	43.62	265,414	316,527	(51,113)	(16.15)
Fixed-Term Deposit Accounts	54.30	330,359	240,717	89,642	37.24
From 3 months to less than 6 months	26.94	163,868	180,526	(16,658)	(9.23)
From 6 months to less than 1 year	16.76	101,981	16,458	85,523	519.65
From 1 year to less than 2 years	9.79	59,582	34,613	24,969	72.14
2 years or more	0.81	4,928	9,120	(4,192)	(45.96)

As of December 31, 2006, the Retail Business Division's total deposits amounted to Baht 608,424 million, rising by Baht 37,050 million, or 6.48 percent, over the end of 2005. This was attributable to an increase in fixed-term deposits, especially in tenors of six months to less than one year, after the Bank consistently launched new fixed-term deposit account products in 2006. As a result, the proportion of fixed-term deposits rose from 42.13 percent of total deposits at the end of 2005, to 54.30 percent at the 2006 year-end.

3.5 Capital Markets Business Operations

Provides comprehensive corporate finance and capital market solutions, as well as advisory services, for large-scale "Multi-Corporate Business" customers, and mid-scale "Large Corporate Business" customers, with the aim of helping customers to boost their profit potential, and in so doing consolidate our position as a market leader in this business.

❑ Business Operations in 2006

Important product and service developments during 2006 included the following:

- **Corporate Finance**

Overview

There are two major categories of services provided by Corporate Finance, including financial advisory services and corporate finance services, covering a full range of financial products and financial advisory services. In addition to offering services as a broker-dealer and underwriter for state enterprise bonds, Corporate Finance is responsible for researching the debt market and performing analyses on the economy, foreign exchange and capital markets.

Changes in the Operating Environment and Business Operations

During 2006, the Thai government bond yield curve flattened following a decline in medium- to long-term yields, as investors believed that policy rates had reached their peaks. Although a flattened yield curve should have encouraged issuance of long-term corporate debentures, supply activities were rather slow, due to the downbeat investor sentiment, in general. However, bond yields became more volatile after the BOT's implementation of reserve requirements on short-term foreign capital in December.

Despite an uncertain investment outlook and volatile bond yields, the Bank's corporate finance continued to expand. While we remained the underwriter of choice for debentures, we also participated in providing syndicated loans. Of note were syndicated loans extended to electricity generating businesses and property developers, for both business expansion and refinancing.

We have also become a leader in the secondary market for debentures, as evidenced by the rising transaction volume with retail customers. The Capital Markets Business Division also successfully underwrote the issuance of structured notes, such as the SET50 Note and Extendable Note, which provide greater investment alternatives to investors by offering attractive gains, but limited downside risks.

- **Currency and Interest Rate Risk Management Products**

Overview

We offer comprehensive hedging solutions for foreign exchange and interest rate risk management. Our products, including swaps, forwards, options and other derivatives, are available to customers in all segments.

Changes in the Operating Environment and Business Operations

In foreign exchange activities, volatility continued to rule the markets. During the first half of the year, the Baht continued its upward trend, despite intervention efforts by the authorities due to the concern that the Baht's volatility might have become excessive. The September 19 coup also added to the Baht's fluctuation, as it weakened when traders learned of the coup, before staging a rebound after the realization that the coup was non-violent and stability was secure. The Baht kept on rising until it hit a nine-and-a-half-year high at 35.08 Baht/USD on December 18, prompting the BOT to introduce reserve requirements on short-term foreign capital inflows. Following those capital control measures, the Baht weakened somewhat, moving in a range of around 36.00 Baht/USD.

Due to the volatility in foreign exchange, customers have sought protection through the Bank's risk management products, while we have launched a variety of new products such as foreign exchange options, resulting in an increase in income from currency risk management.

Similarly, the rising trend in interest rates, especially during the first half of the year, has prompted corporate customers to hedge their interest rate risks, which has resulted in growth in our fee income from this business over the last year as well.

3.6 Treasury Operations

In addition to managing liquidity and interest rate risk for the operations of KASIKORNBANKGROUP's various business units, the Central Treasury Department also manages the Bank's investment portfolios in response to the changing business environment and in line with the Bank's policies, as well as governing authorities' rules and regulations. It should be noted that all of these Banking Book activities are carried out with the aim of achieving maximum profit at appropriate risk levels.

☐ Business Operations in 2006

After both the Bank of Thailand and the U.S. Federal Reserve finished their interest rate hikes in June 2006, policy interest rates remained unchanged during the remaining months of the year. While the Bank of Thailand maintained its 14-day repurchase rate at 5.00 percent, up from 4.00 percent at year-end 2005, the U.S. Federal Reserve kept its Fed Funds rate at 5.25 percent, up from 4.25 percent at the end of 2005. Meanwhile, as deposit competition among commercial banks had lessened since late in the second quarter following the peak in the BOT's policy rate, we adjusted our investment portfolios and liquidity management strategy accordingly.

During the second half of the year, declining oil prices and inflation, as well as the Baht's appreciation fueled expectations that the Bank of Thailand would soon cut their key interest rate. The rapid rise of the Baht finally prompted the BOT to announce reserve requirement measures on short-term foreign capital inflows on December 19. These measures, however, led to dire consequences for both the stock and bond markets, forcing the central bank to promptly relax some of their grip. Following the BOT's capital control measures, the Baht became more stable, while domestic bond yields moved upward. Although the Bank's liquidity has not been significantly affected by the BOT's measures, we have closely followed the situation, as there is a possibility that the BOT may further relax their controls on foreign capital inflows.

Besides these issues of domestic bond yields and the Baht, of further note was the Bank of Thailand's notification in August allowing commercial banks to offer bills of exchange to retail depositors. Consequently, the Bank started offering bills of exchange to retail customers in December, which has resulted in not only greater savings alternatives for the general public, but also more financing and liquidity management options for the Bank.

☐ Financial Position

As of the end of December 2006, the total investments of the Central Treasury Department were Baht 178,537 million, decreasing by Baht 13,309 million, or 6.94 percent, from the end of 2005*. Investments in the money market accounted for 52.09 percent of the total investments, while investments in the capital market accounted for the remaining 47.91 percent.

Central Treasury Department's Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	2006	2005	Change	
				Million Baht	Percent
Interest and Dividend Income **					
Interbank and money market items ***	54.58	4,488	2,461	2,027	82.35
Investments	45.42	3,735	3,615	120	3.33
Total	**100.00**	**8,223**	**6,076**	**2,147**	**35.34**

Note: * Figures for 2005 include those of the Banking and Trading Books, while figures for 2006 include only the Banking Book, representing interest and dividend income only.
** The figures above are managerial figures.
*** Including loans.

In 2006, the Central Treasury Department earned a total interest and dividend income of Baht 8,223 million, increasing by Baht 2,147 million, or 35.34 percent, over 2005. This was mainly attributed to effective asset management in a volatile market and rising interest rate environment throughout 2006.

4. Risk Management and Risk Factors[3]

4.1 Overall Risk Management

To provide a full range of financial services, KASIKORNBANK operates using the concept of a 'financial business group', which includes subsidiary and associated companies offering other types of financial services and support functions, respectively. In doing so, the Bank adheres to service principles that are the utmost in responsibility and accountability to all stakeholders and customers with regards to proper risk evaluation. The Bank's risk management policy consists of the following main elements:

❑ Risk Management Principles

The Bank's risk management includes credit, market, liquidity, operational, and other risk management. The principles of Risk-adjusted Return on Capital (RAROC) and Economic Profit are also used to measure risk management performance. The Bank operates under the following Risk Management principles:

- **Business Lines Accountable for Risk**

  Business units own the risks assumed, and are responsible for continuous and active management of all risk exposures, so that risks and returns are optimally managed in line with the risk appetite. Meanwhile, support units, which provide services to core business units and share common business goals, are accountable for managing business-derived operational risks.

- **Independent Risk Controls**

  An independent risk control process is implemented with the establishment of control functions responsible for providing an independent and objective view of risk-taking activities to safeguard the integrity of the entire risk process. In addition, these control functions are set to ensure that the risk level is in line with the risk appetite.

- **Defined Risk Management Policy**

  The Risk Management Committee determines risk management policy under guidelines from the Bank's Board of Directors.

- **Integrated Risk Management**

  The management of various kinds of risks incurred from all aspects of the Bank's business transactions is carried out in an integrated framework at all levels within the organization.

- **Risk-adjusted Performance Measurement**

  The performance of business units is measured and evaluated on a risk-adjusted basis.

❑ Risk Management Process

To ensure effective risk management, the Bank has outlined a risk management process, which includes the following key steps:

- **Risk Identification**

  Key risks are proactively identified in detail, including types and sources of risks, as well as other risk-related factors, both internal and external. Assessments and

[3] For the annual report, this chapter is shown in the "Risk Management and Risk Factors" section.

projections of the Bank's current and expected risks are also in place.

- **Risk Measurement**

  Various models and methodologies for risk measurements suitable for different business characteristics are utilized. These models and methodologies are verified, approved and reviewed regularly.

- **Risk Monitoring and Control**

  Risk measurement policies and appetites designated by the Bank's Board of Directors, which are implemented through various guidelines, procedures and risk limits, are continuously monitored.

- **Risk Reporting**

  Timely and adequate risk reports covering all aspects of operations are required to ensure highest effectiveness in risk management.

Besides this, in order to avoid large financial losses, and to ensure continuity in business operations, the risk management process also takes into account both normal and crisis conditions.

❑ Risk Management Structure

The Bank's organization has been structured to facilitate all aspects of risk management, while each business unit's responsibilities and segregation of duties have been clearly identified in accordance with good internal-control practices. The Bank's overall risk management framework encompasses the following organizational structure:

- The Bank's Board of Directors has the ultimate responsibility for approving all risk management policies and guidelines, setting risk limits and risk appetites, and ensuring the establishment of effective risk management systems and procedures in line with international standards.
- The Audit Committee is responsible for reviewing risk management processes and the internal risk control system, ensuring their adequacy and effectiveness.

Furthermore, the Bank's Board of Directors has assigned the following committees and sub-committees to assist in managing various risks.

- The Risk Management Committee is responsible for overseeing and monitoring risk management policies and overall risk profile per the policies and guidelines approved by the Bank's Board of Directors.
- The Asset and Liabilities Management Sub-Committee is responsible for managing interest rate, liquidity and foreign exchange risks.
- The Credit Policy Sub-Committee is responsible for establishing credit policies that are in line with the Bank's strategies and credit risk appetite.

The day-to-day responsibility for measuring and monitoring all related risks has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools by converting all related risks into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital to properly reflect

returns and risk levels.

4.2 Risk Management

❑ Credit Risk Management

Credit risk refers to the risk that a counterparty or borrower may default on contractual obligations or agreements. Such a default may be caused by the counterparty's inability to pay because of financial encumbrances, or their intention not to abide by the agreements, resulting in a loss to the Bank.

Credit Risk Management Guidelines

In managing credit risk, the Bank has adhered to international guidelines for compliance through the centralization of credit approval processes and separation of sales and credit decisions to promote the Bank's transparency, as well as checks-and-balances in credit processes. Credit-related staff all share the goals of attaining good credit quality and business development.

Furthermore, emphasis has been placed on credit operational efficiency via proper monitoring and control processes. Clear roles and responsibilities have been defined and disseminated to all staff levels, while clear guidelines and principles are used to add value in credit operations, improve the credit culture, and foster a common credit language. In addition, staff have steadily received credit skills training to better serve customers, while automated operational and support systems of the highest standards and efficiency have been developed.

Credit Policies and Credit Risk Management Tools

In order to define clear operational targets for staff, the Bank has established business strategies based on an acceptable risk appetite. These business strategies have been translated into a consistent set of credit policies and action plans that cover all customer segments and product lines. Proper qualifications for credit eligibility have been established within these policies and guidelines, which comply with, and go beyond, the rules and regulations of the BOT.

In addition to the Bank's constant improvements in our credit risk management tools, credit policies are regularly reviewed and updated to ensure that they are in line with the guiding principles and rationale, and are always available as a reference for staff through the Bank's online information systems. Customer risk rating tools have been developed and utilized to support credit underwriting and set appropriate pricing for each customer. As for performing business customers, their credit ratings are classified into twelve different ratings. Three additional ratings are set specifically for non-performing business customers. Regarding retail customers, credit scoring is in place to improve credit approval standards and efficiency. When calculating the return on capital, the cost of funds and related operating expenses are included, as well as the expected loss component from the credit risk. In so doing, prices are set in accordance with each individual customer and customer segment, depending on the credit portfolio management of each business group.

Significant attention has also been given to the control of loan limit concentrations in different dimensions, i.e., industry, product type, customer characteristic and geographical location. Each credit limit dimension is monitored continuously with an official portfolio report prepared on a monthly basis to make certain that loan portfolio quality is in line with the Bank's business plans.

During 2006, the Bank closely followed events that might affect our credit risk.

For example, we found that although the flooding in the Northern and Central provinces had affected some of our customers, this disaster had no significant impact on our overall asset quality, since the affected customers were just a small proportion of the Bank's loan portfolio. Still, prompt relief response, including granting grace periods on the principal of outstanding loans, lengthening terms of payment, and approval of extra credit lines for fixed-asset maintenance, was extended to help reduce customers' burdens in this time of difficulty.

In addition, risk management policies and guidelines have been established for the entire KASIKORNBANKGROUP to ensure the group's consistency and coherency in credit operations, in compliance with the Bank of Thailand's Consolidated Supervision framework.

Credit Underwriting and Approval Procedures

The Bank's credit underwriting and approvals have been based on up-to-date data and information to facilitate transparent and standardized credit procedures, while approval processes have been designed to fit customers' unique needs in different segments. For example, for large-scale corporate customers, relationship managers with solid understanding of corporate financial needs and risks are assigned to help structure loan facilities that will not only meet customers' complex financial needs, but also with pricing appropriately set according to their risk ratings as quantified by our tools. Relationship managers are also responsible for preparing credit risk reports submitted to underwriters for loan approvals. Underwriters have different levels of authority for credit approvals, but not exceeding Baht 3,000 million in any case.

For institutional clients, a similar credit underwriting and approval process has been employed, but with additional considerations on country risk ratings and transactions in money and capital markets, such as on derivatives and in investment transactions.

In the underwriting and approval processes of retail lending, which includes credit card services, plus personal, housing and retail business loans, the Bank utilizes a credit scoring system, which is based on the Bank's customer credit history. Emphasis has been placed on verification of personal data and assessing income-liability consistency for each case, with a main reference being the National Credit Bureau Co., Ltd. We also make sure that our underwriting and approval processes are concise and quick, thus meeting customers' needs and achieving their satisfaction.

Post-Credit Approval Operations

As for post-credit approval operations, the Bank has set up credit process centers and units nationwide for post-credit approvals in order to promote standardized and efficient operations. These centralized units are responsible for consolidating all required contracts and setting up credit lines, as well as maintaining lending agreements and collateral documents. In 2006, in addition to two regional credit process centers, eight credit process units were set up in the provinces. By the first quarter of 2007, we plan to open two more regional centers and seven more units in the provinces, completing our target of having one center for every region, while bringing the number of credit process units nationwide to fifteen.

In addition, an intranet platform, the Collateral Appraisal Tracking (CAT) system, has been put in place for faster and more cost-efficient tracking of customers' collateral and collateral appraisals. The system is expected to provide great support to various analytical management tasks, as well as tasks involving collateral appraisals and credit

approvals. Besides this, a bar-code system is being used for document registrations, helping our staff to track and update the status of all credit documents faster.

Risk Asset and Credit Process Review

The Bank considers the review and evaluation of asset quality and credit processes as crucial to our aim of achieving the highest standards in credit management. This task is the responsibility of the Risk Asset Review Department, which also prepares reports and suggestions not only on the Bank's risk asset quality, credit processes and operations, but also on credit processes of KASIKORNBANKGROUP's subsidiaries as well.

- **Outstanding Loans**

As of December 31, 2006, the Bank's consolidated outstanding loans stood at Baht 677,760 million, increasing by Baht 50,814 million, or 8.11 percent, over Baht 626,946 million at the end of 2005.

As of the end of 2006, 59.83 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 35,247 million, or 5.23 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for Baht 414,409 million, or 61.50 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 38.50 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 64.04 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile



Less than 20 MB
Over 20 MB
Credit Amount
As of December 31, 2006
40.17
59.83
As of December 31, 2005
41.17
58.83
Business entities
Individual
Type of Customer
As of December 31, 2006
61.50
38.50
As of December 31, 2005
60.38
39.62
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of December 31, 2006
64.04
35.96
As of December 31, 2005
64.56
35.44
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of 2006 and 2005, is depicted in the following:

The Bank's Consolidated Lending Portfolio
(including Accrued Interest Receivables)



As of December 31, 2006
Others 8.11 %
Agricultural & Mining 2.90 %
Housing Loans 11.43 %
Utilities & Services 9.44 %
Real Estate & Construction 6.37 %
Manufacturing & Commerce 61.75 %
As of December 31, 2005
Others 7.76 %
Agricultural & Mining 2.89%
Housing Loans 11.57 %
Utilities & Services 10.75 %
Real Estate & Construction 6.38 %
Manufacturing & Commerce 60.65 %

- **Non-performing Loans**

As of December 31, 2006, the Bank's consolidated NPLs stood at Baht 46,495 million, equal to 6.84 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 38,291 million, accounting for 5.67 percent of the total outstanding credit, including that of financial institutions. These NPL figures have dropped from the level at the end of 2005, as shown in the table below.

Non-performing Loans

(Units: Million Baht)

Year Ending	Dec. 31, 2006	Dec. 31, 2005
The Bank's consolidated NPLs	45,495	56,217
Percent of total outstanding credit, including that of financial institutions	6.84	8.88
The Bank's NPLs	33,291	44,388
Percent of total outstanding credit, including that of financial institutions	5.67	7.08

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances for such loans are deducted.
- The ratio of net NPLs to total loans after deducting allowances for such bad loans.

As of December 31, 2006, the Bank's consolidated net NPLs stood at Baht 27,282 million, equal to 4.13 percent of the total outstanding credit, including that of financial institutions. For Bank-only net NPLs, the amount totaled Baht 20,886 million, accounting for 3.17 percent of the total outstanding credit, including that of financial institutions. These net NPL figures are shown in the table below.

Net Non-performing Loans

(Units: Million Baht)

Year Ending	Dec. 31, 2006
The Bank's consolidated net NPLs	27,282
Percent of total outstanding credit, including that of financial institutions	4.13
The Bank's net NPLs	20,886
Percent of total outstanding credit, including that of financial institutions	3.17

In 2006, the Bank and our AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 31,830 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 28,536 million. The details of debt restructuring and losses from debt restructuring as of the end of 2006 and 2005 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Year Ending	Dec. 31, 2006	Dec. 31, 2005
Debt restructuring of the Bank and our AMC	31,830	35,730
Losses from debt restructuring	4,700	3,442
Debt restructuring of the Bank	28,536	29,440
Losses from debt restructuring	4,260	2,811

- **Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring**

As of December 31, 2006, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 32,993 million. This amount was equivalent to 128.47 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 27,972 million, which was equivalent to 127.96 percent of the level required by the BOT.

- **Foreclosed Properties**

As of December 31, 2006, the Bank's consolidated foreclosed properties had a cost value of Baht 18,727 million, accounting for 2.00 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 13,435 million, accounting for 1.43 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 2,232 million, accounting for 11.92 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties totaled Baht 1,796 million, accounting for 13.37 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of 2006 and 2005, are shown below.

Foreclosed Properties

(Units: Million Baht)

Year Ending	Dec. 31, 2006	Dec.31, 2005
Consolidated foreclosed properties	18,727	20,764
Percent of total assets	2.00	2.48
Allowances for impairment of consolidated foreclosed properties	2,232	3,301
Percent of consolidated foreclosed properties	11.92	15.90
Bank-only foreclosed properties	13,435	15,225
Percent of total assets	1.43	1.82
Allowances for impairment of Bank-only foreclosed properties	1,796	2,622
Percent of Bank-only foreclosed properties	13.37	17.22

- **Phethai Asset Management Company Limited**

As of December 31, 2006, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 55,794 million, or 75.44 percent of the total initial unpaid principal balance, with an expected recovery rate of 50.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31, 2006	Dec. 31, 2005
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	55,794	50,987	49,910	48,786	49,269
Percent of the total initial unpaid principal balance	75.44	68.94	67.43	65.92	66.57

- **Thai Asset Management Corporation (TAMC)**

The Bank has transferred the sub-quality debts of borrowers, who all had characteristics matching those in the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, to TAMC.

In exchange for the transferred assets, TAMC issued the Bank a 10-year, non-transferable, callable note, guaranteed by the Financial Institution Development Fund (FIDF). The notes' yields include an annual coupon, reset quarterly, at the weighted average of deposit rates of five major Thai commercial banks, paid for by a 1-year, extendable, non-transferable, FIDF-guaranteed note.

Despite the asset transfer to TAMC, the Bank remains exposed to a proportion of risk in our share of TAMC's potential losses. According to the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, at the end of the fifth and tenth years dating from July 1, 2001, TAMC and the Bank would share gains or losses arising from the resolution of the Bank's transferred assets.

During the year ending December 31, 2006, the Bank did not transfer any

additional assets to TAMC. As a result, the total transferred assets, with a gross book value of Baht 14,557 million as of December 31, 2006, were priced at Baht 10,123 million. Meanwhile, the Bank recorded FIDF notes in payment, totaling Baht 10,123 million.

Since July 1, 2006, was the fifth anniversary in accordance with the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, TAMC and the Bank were required to share gains or losses from asset resolutions. Primary information suggested that the Bank did not have any losses arising from these accounts.

❑ Market Risk Management

Market risk stems from changes in interest rates and exchange rates, as well as in securities and commodity prices, which can cause volatility in the Bank's income or the economic value of assets and liabilities, either at present or in the future.

Market Risk Management Guidelines

The Bank adheres to market risk management principles that are efficient and suitable for the changing environment, while asset and liability structures are properly managed, and market risk is controlled in accordance with the risk appetite. Also, the Bank's market risk management is set to comply with the BOT's requirements and related regulations, and with the policies controlled by the Risk Management Committee. In addition, transparency in our market risk management structure has continually been maintained, reflecting segregation of duties, while independence of risk control functions has been emphasized.

Market Risk Management Procedures and Tools

Core banking operations that are exposed to market risk can be divided into two major groups: asset and liability management activities, as well as trading book activities.

- **Market Risk in Asset and Liability Management Activities**

  - **Interest Rate Risk Management**

The Asset and Liability Management Sub-Committee (ALCO) is responsible for monitoring and controlling interest rate risk stemming from mismatches between the interest rate and the asset and liability structures of the Bank. ALCO's objective is to generate the highest returns to the Bank, while maintaining risk within levels approved by the Internal Risk Committee and the Board of Directors.

The Bank analyzes mismatches of repricing periods in assets and liabilities to evaluate the interest rate risk level. These sensitivity analyses are used to analyze the effect of changes in deposit, lending, money market and capital market rates on the Bank's interest income over the next twelve months, as well as on our financial position and off-balance-sheet items. With results obtained from these sensitivity analyses, the Bank's asset and liability structures, which are linked to various types of interest rates, are properly managed.

The Value-at-Risk (VaR) concept, a statistical tool that attempts to specify the probability distribution of risks by using historical data on relevant variables, is also employed to measure market risk. This helps forecast the potential

maximum loss to the Bank at specified confidence levels. Furthermore, the Bank conducts stress testing, supplementing the VaR method, to enhance the thoroughness of risk measurement. Meanwhile, the Bank's interest rate risk management process has been developed in accordance with the BOT's interest rate risk supervision policy applied to financial institutions' banking books, enacted in 2006.

Analyses of financial assets and liabilities based on contractual repricing periods, as of the end of 2006 and 2005, are shown below:

Consolidated Financial Statement as of December 31, 2006

(Units: Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	17,857	-	17,857
Interbank and money market items	3,003	74,267	3,219	-	-	2,368	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investment	10,538	17,160	3,686	30,895	23,727	16,577	2,041	104,624
Loans	491,138	89,779	11,559	19,909	4,706	1,365	59,304	677,760
Accrued interest receivables	-	-	-	-	-	1,813	-	1,813
Customers' liability under acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	6,535	-	6,535
Total	504,67!	203,406	18,464	50,804	28,433	47,040	61,34!	914,171
Financial Liabilities								
Deposits	345,864	181,094	177,505	5,452	-	41,070	-	750,985
Interbank and money market items	2,246	11,271	1,067	800	-	2,224	-	17,608
Liabilities payable on demand	-	-	-	-	-	6,871	-	6,871
Borrowing	-	26,619	-	12,000	7,174	-	-	45,793
Bank's liability under acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,389	-	9,389
Total	348,11(	218,984	178,572	18,252	7,174	60,079	-	831,171
Repricing gap of on-balance sheet items	**156,56!**	**(15,578)**	**(160,108**	**32,552**	**21,259**	**(13,039)**	**61,34!**	**83,000**

Consolidated Financial Statement as of December 31, 2005

(Units: Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,913	-	14,913
Interbank and money market items	4,941	51,644	7,187	-	-	2,208	-	65,980
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investment	16,417	25,939	9,332	23,690	9,427	15,253	2,573	102,631
Loans	429,267	84,624	8,635	24,664	8,124	1,455	70,177	626,946
Accrued interest receivables	-	-	-	-	-	1,745	-	1,745
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	6,064	-	6,064
Total	450,625	171,707	25,154	48,354	17,551	42,495	72,750	828,636
Financial Liabilities								
Deposits	390,160	192,361	58,396	9,857	-	39,563	-	690,337
Interbank and money market items	1,720	10,485	1,013	200	600	3,675	-	17,693
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowing	741	6,266	550	-	19,429	-	-	26,986
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,267	-	6,267
Total	392,621	209,112	59,959	10,057	20,029	56,266	-	748,044
Repricing gap of on-balance sheet items	**58,004**	**(37,405)**	**(34,805)**	**38,297**	**(2,478)**	**(13,771)**	**72,750**	**80,592**

- **Equity Risk Management**

The Bank has no policy of adding to our equity investments, and has plans to reduce the size of these investments that are unrelated to our core financial business. In this endeavor, we will analyze relevant information and timing to ensure maximum benefit to the Bank.

- **Market Risk in Trading Book Activities**

- **Interest Risk Management**

Trading book activities are handled under the guidance of the Bank's policy set particularly for activities that involve the purchase and sale of fixed-income securities and derivative instruments, as well as the purchase and sale of currencies. Market risk of trading book activities is managed by the Capital Markets Business

Division under the close supervision of the Internal Risk Management Department and the Risk Management Committee to ascertain that the aggregate risk of trading book activities is within limits. These limits are constantly monitored through the use of the Value-at-Risk Limit and Sensitivity Limit methods.

Furthermore, a stress testing system has been developed to estimate potential losses caused by various shocks on the Bank's financial positions not captured in VaR calculations. A testing procedure for the Bank's VaR model, known as 'Back Testing', has also been improved and implemented for sounder market risk measurement. In two charts below, the chart on the left shows a comparison between estimated results using the VaR method and hypothetical profits and losses. It was found that the differences between the two series were within a satisfactory range of deviance. In the meantime, the Bank also monitors the distribution of daily market risk-related gains and losses, as shown in the chart on the right, to complement our routine risk analyses. All of these analytical assessments confirm the efficiency of the Bank's risk management tools, thereby promoting efficient market risk management as being in line with international standards.


Back Testing for Trading Portfolio
VaR


Daily market risk-related gains and losses
Frequency
Loss
Profit

Additionally, the Bank has completed development of operational procedures to comply with the BOT's regulations regarding capital adequacy against market risk in trading book transactions, implemented in 2005. Our risk management models have also been approved by the BOT. Meanwhile, to meet customers' needs, we have offered more complex derivative instruments, such as interest rate options and structured products. Key infrastructure and necessary processes have been continuously upgraded and put in place for efficient and up-to-date risk management, targeting transactions related to new derivative instruments and other financial products. In addition, a plan has been established to strengthen our risk management capabilities to cover more complicated derivative transactions, such as "exotic options" and "credit derivatives". We also aim to increase our risk management efficiency by implementing a credit risk measurement system and the RAROC concept on more complex derivative transactions. These steps are in addition to our plan to upgrade calculations of capital adequacy with respect to these complex derivatives and other financial instruments.

- **Foreign Exchange Risk Management**

The Capital Markets Business Division manages the daily purchase and sale of foreign currencies on a daily basis, which can induce exchange rate risk, thereby affecting the Bank's profit and loss and financial status. The Bank has a policy of maintaining this risk at a low level by setting limits on foreign currency positions in accordance with the Bank's business and requirements of the BOT. These limits are kept under a close supervision of the Internal Risk Management Department

and the Risk Management Committee. In addition, the Value-at-Risk (VaR) method is used to manage foreign exchange risk.

In 2006, we were engaged in more complex transactions, including foreign exchange options, to meet our customers' financial needs.

❑ Liquidity Risk Management

Liquidity Risk arises from a failure to meet obligations when they come due, because of an inability to convert assets into cash, or to obtain sufficient funds to meet the cash needs with appropriate costs within a limited time period, which may then result in a loss to the Bank.

Liquidity Risk Management Guidelines

The Central Treasury Department is responsible for managing liquidity in order to meet the cash needs by the Head Office and branches by managing highly liquid Baht and foreign currency assets, as well as balancing short-term and long-term funding alternatives. The Asset and Liability Management Sub-Committee (ALCO) is responsible for setting policies and guidelines for managing liquidity, which must comply with liquidity risk standards approved by the Risk Management Committee and the Board of Directors.

Liquidity Risk Management Procedures and Tools

In managing liquidity risk, the Bank has established appropriate levels of liquid assets that should be maintained to sufficiently meet cash needs when demand arises, and in line with the BOT guidelines. As of December 31, 2006, liquid assets held by the Bank and subsidiaries totaled Baht 224,886 million, consisting of cash, interbank and money market items, securities purchased under resale agreements, and net investments in securities. This amount had increased by Baht 34,980 million from the level of December 31, 2005.

The future liquidity requirements are assessed by estimating expected cash inflows and outflows in different currencies based on both normal and crisis conditions, while relevant factors related to assets and liabilities, as well as contingent obligations, are taken into account in this estimate. In addition, emergency funding plans outlining processes for dealing with liquidity shortages during crises have been established to ensure smooth business operations.

Additionally, constant monitoring of changes in the balance sheet structure is another important procedure for liquidity risk management. Calculations and analyses of various liquidity ratios are conducted, as they are used as early warning indicators to facilitate liquidity management and related decision-making. An important liquidity ratio is the Loan-to-Deposit Ratio, which stood at 90.25 percent as of December 31, 2006, decreasing from 90.82 percent at the end of 2005.

During 2006, the Bank was in the process of developing and upgrading our liquidity management systems with the aim of making better assessments and measurements of present risks, as well as anticipating risks arising from future changes in the operating environment. These new systems, which are of international standards, would help us manage increasingly more complex liquidity risk with a higher degree of precision. We should be able to put these systems into operation by the second quarter of 2007.

Regarding changes in the regulatory framework, in August 2006, the Bank of

Thailand allowed commercial banks to offer bills of exchange (B/E) to retail depositors. Following the BOT's notification, we started offering bills of exchange to retail customers in December. These B/E issuances were in addition to our short-term debentures issued throughout the year with a total outstanding amount complying with approvals from shareholders' meetings. The Bank's goal is to promote a better-balanced structure of funding sources, as well as to provide more investment alternatives to customers.

Also, we prepared for the BOT's new monetary policy framework in which, starting January 17, 2007, the central bank's policy rate will be changed from a 14-day repurchase rate to a 1-day repo rate, plus a new reserve requirement maintenance period to facilitate the central bank's new monetary policy operations. In addition, preparations have been made for changes in the system's liquidity management practices following the BOT's move to close down the central bank's repurchase market by year-end 2007 and replace it with a private repo market.

Financial assets and liabilities, as of the end of 2006 and 2005, based on their contractual maturities, are shown below:

Consolidated Financial Statement as of December 31, 2006

(Units: Million Baht)

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	17,857	17,857
Interbank and money market items	5,594	75,009	2,164	-	-	-	82,856
Securities purchased under resale agreements	-	22,200	-	-	-	-	22,200
Investment	446	18,243	8,812	41,800	30,582	4,741	104,624
Loans	158,234	262,486	7,867	120,895	128,278	-	677,760
Accrued interest receivables	40	1,525	-	100	148	-	1,813
Customers' liability under acceptances	-	525	-	-	-	-	525
Other assets	-	2,188	-	-	-	4,347	6,535
Total	164,314	382,266	18,843	162,795	159,008	26,945	914,171
Financial Liabilities							
Deposits	386,934	177,733	179,316	7,002	-	-	750,985
Interbank and money market items	4,507	10,734	1,067	1,100	200	-	17,608
Liabilities payable on demand	6,871	-	-	-	-	-	6,871
Borrowing	-	26,619	-	-	19,174	-	45,793
Bank's liability under acceptances	-	525	-	-	-	-	525
Other liabilities	109	2,944	520	78	-	5,738	9,389
Total	398,421	218,555	180,903	8,180	19,374	5,738	831,171
Liquidity-net	**(234,107)**	**163,711**	**(162,060)**	**154,615**	**139,634**	**21,207**	**83,000**

Consolidated Financial Statement as of December 31, 2005

(Units: Million Baht)

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	14,913	14,913
Interbank and money market items	6,784	52,009	7,187	-	-	-	65,980
Securities purchased under resale agreements	-	9,500	-	-	-	-	9,500
Investment	557	26,123	17,611	34,526	18,653	5,161	102,631
Loans	150,883	236,351	9,511	99,751	130,450	-	626,946
Accrued interest receivables	173	1,271	-	42	259	-	1,745
Customers' liability under acceptances	-	857	-	-	-	-	857
Other assets	-	1,625	-	-	-	4,439	6,064
Total	158,397	327,736	34,309	134,319	149,362	24,513	828,636
Financial Liabilities							
Deposits	429,723	190,861	58,396	9,857	1,500	-	690,337
Interbank and money market items	5,395	9,985	1,013	200	1,100	-	17,693
Liabilities payable on demand	5,904	-	-	-	-	-	5,904
Borrowing	-	6,266	550	-	20,170	-	26,986
Bank's liability under acceptances	-	857	-	-	-	-	857
Other liabilities	96	1,066	138	18	-	4,949	6,267
Total	441,118	209,035	60,097	10,075	22,770	4,949	748,044
Liquidity-net	**(282,721)**	**118,701**	**(25,788)**	**124,244**	**126,592**	**19,564**	**80,592**

❑ Operational Risk Management

Operational risk refers to the risk of direct or indirect losses, resulting from inadequate or failed internal processes, people, systems or external events.

Operational Risk Management Guidelines

Operational risk exists with all banking products, processes, operational units and IT systems, which potentially can incur losses to the Bank, as well as to our customers and shareholders. The Bank has placed great emphasis on effective operational risk management, and has continually upgraded our risk management framework to guard against such losses. The objective of this framework is to implement effective proactive operational risk management practices, with uniform standards across the entire KASIKORNBANKGROUP, including subsidiaries and associated companies. In so doing, our management teams also gain an overall picture of operational risks necessary to their decision-making and maintaining total compliance with the BOT regulations, as well as other relevant laws and international standards.

Operational Risk Management Structure

All of our staff are accountable for operational risk management according to policies and guidelines established by the Internal Risk Management Department, which is overseen by the Risk Management Committee, which also reviews and approves the operational risk management framework and guidelines for implementation within the Bank, as well as at subsidiaries and associated companies. Meanwhile, the Internal Audit Department, which is under the Audit Committee, is responsible for reviewing and validating the operational risk management framework to ensure the effectiveness, appropriateness and transparency of risk management at all of our units.

Operational Risk Management Procedures and Tools

The Bank's procedures for management of operational risk include risk identification, assessment, control and monitoring, as well as reporting. All of these processes are carried out at regular intervals for accurate risk measurement and effective control in order to ensure that risk is within acceptable levels. Internationally-accepted tools, including IT systems, have been developed, upgraded and continuously employed to assess and track operational risk management. These tools include:

- **Risk and Control Self-Assessment (RCSA)** – The Bank employs self-assessment tools within our business and support units, and also applies these tools to products and financial services to identify important matters of operational risk, as well as to effectively control and prevent losses. Knowledge about risk control and prevention is disseminated to employees to instill awareness and prudence in their work. Emphasis has been placed on proactive management of operational risk wherein potential losses are being prevented or controlled. In addition, results of risk assessments and controls are regularly reported to the Risk Management Committee to present an overview of the current situation.
- **Operational Loss Event Database (LED)** – The Bank has implemented a database to log, record and report on operational risk incidents, along with analyses of the actual causes of the risk, in addition to standard methodologies used in ameliorating or correcting each problem. This helps prevent repetitions of such operational incidents, and aids in situational modeling for the computation of operational risk capital. The database is also used as a key input for Risk and Control Self-Assessment.
- **Key Risk Indicators (KRI)** – In addition to indicators used by leading banks worldwide, the Bank has put into place various KRIs to effectively reflect the levels of risk, arising from operational systems, employees and processes. In cooperation with business units that own the risk, operational risk management staff identify KRIs and collect related information at regular intervals in order to monitor and track changes in the level of risk over time, while KRIs also serve as an early warning tool against risk that could arise.
- **Business Continuity Management (BCM)** – The Bank has established strategies for business continuity management. Business impact assessments have been made for different scenarios. Furthermore, contingency and

business continuity plans have been developed and improved upon for dealing with operational risk incidents – such as flooding, storms, fire, terrorist attacks, epidemics and political unrest – that could cause losses sufficient to affect operational continuity. Our business continuity plans are intended to protect essential business procedures and systems, and they have also been tested to ensure that there will be uninterrupted business continuity in the event of a major operational risk incident.

- **IT Systems for Operational Risk Management** – The Bank's IT systems and infrastructure have been continuously upgraded in tandem with the development of our operational risk management framework, with the aim of enhancing our efficiency in risk management procedures and tools. In particular, these IT systems play key roles in reporting operational risk and recording data for analysis and improvement.

Aside from this, the Bank has also undertaken assessments of operational risk in regards to new products and procedures to ensure that they have acceptable risk levels and appropriate controls in place before they are introduced to Bank customers. In the matter of external fraud, the Bank has placed great importance on security against risks inherent to major products such as credit cards, ATM cards and checks, etc., for which the Bank has a special unit tasked with investigations of abnormal transactions and risk factors. The Bank has also installed state-of-the-art IT equipment and systems to thwart, recover from and/or reduce losses incurred by such crime.

Overall operational risk reports on important products, together with reports on operational risk losses, are regularly presented to the Risk Management Committee to keep the Committee abreast of current operational risk profiles, ensuring that our work on risk management is in line with the Bank's related policies, as well as international practices. Furthermore, in order to meet Basel II standards on capital reserves for operational risk, the Bank has prepared data and situational modeling to facilitate computations of the necessary capital reserves against this form of risk.

In addition, the Bank continues to develop, improve and upgrade our operational risk management tools, procedures and systems.

❑ Other Risk Management

- **Risks associated with Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of December 2006, the Bank's contingent obligations were Baht 75,481 million, compared to Baht 61,910 million at the end of December 2005.

- **Risks Incurred from Contractual Obligations on Derivative Instruments**

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of December 31, 2006, the Bank had foreign exchange contracts on the purchase side of Baht 199,041 million, with Baht

308,301 million on the sales side, compared to Baht 160,114 million and Baht 265,319 million, respectively, at the end of December 2005. In addition, the Bank had interest rate contracts on the purchase side of Baht 228,869 million and Baht 212,955 million on the sales side, compared to Baht 118,209 million and Baht 114,723 million, respectively, at the end of December 2005.

- **Risks Related to Capital Adequacy**

As of December 31, 2006, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.74 percent, which is significantly above the BOT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation and BOT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

❑ Preparations for the 'Basel II' Capital Accord

In order to ensure that financial institutions' capital reserves adequately cover and better reflect risks, the BOT has designated that Basel II standards on capital adequacy shall be implemented at banking institutions in Thailand as of the year-end 2008. Thai financial institutions will begin reporting their capital adequacy levels based on Basel II standards in parallel with present standards one year in advance of actual implementation.

During 2006, the BOT held discussions with local financial institutions on finalizing the Basel II regulations. These regulations, the final draft of which has been sent to financial institutions, comprise three main principles: Pillar 1 for Minimum Capital Requirements, Pillar 2 for Supervisory Review Processes, and Pillar 3 for Market Discipline.

In mid-2006, the Bank notified the BOT of our choice of a capital adequacy calculation method, together with an assessment of our compliance readiness regarding the BOT's requirements. Also, a Quantitative Impact Study (QIS) – an assessment on any impact to the Bank's capital due to the Basel II compliance – was submitted to the BOT in late 2006.

For 2007, we plan to submit an official Basel II operational plan to the BOT in September, in addition to a more detailed assessment on any impact to the Bank's capital. In December 2007, the Bank will also begin reporting our capital adequacy on a quarterly basis according to Basel II standards in parallel with present standards. The Bank will begin Basel II Capital compliance at year-end 2008.

During 2006, preparations for Basel II proceeded as planned. Much work was carried out by our Basel II implementation team, which is composed of representatives from all relevant business divisions, and is under the supervision of the Bank's Risk Management Committee. Improvements have been made in the Bank's policies, processes, information and systems to comply with the coming Basel II-related BOT standards. Preparations have also been made in key areas covering all three basic pillars of the new capital standard. For Pillar 1 (Minimum Capital Requirements), we are making sure that the Bank's operational units will be able to comply with the new, more complex guidelines and requirements to be enforced in the near future, while preparations are underway for Pillar 2 (Supervisory Review Processes) and Pillar 3 (Market Discipline) compliance as well. Due to these thorough preparations, we are confident that the Bank will be able to fully comply with the new capital accord as planned.

❑ Performance Measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit

Throughout 2006, the Bank continued with development of the Value-based Management (VBM) framework and efforts to put it into practice. With the VBM framework, the Bank is confident that the highest value creation will be achieved for our shareholders through our efforts to promote a better understanding by our workforce of key business value drivers and the improved perspective of value-added management, which can be measured in terms of 'Economic Profit' (EP). Economic Profit shows net profit after adjusting for both the risk charge and the cost of capital. We have initiated extensive adjustments in our key internal management processes to align ourselves with the framework. These adjustments include determining business strategies, setting business plans and goals, setting pricing based on relevant risks for appropriate returns, measuring and conducting performance analyses, as well as allocating resources to business units that will allow maximum business growth and effective value creation within appropriate risk levels. Furthermore, various tools and processes have been continuously developed to help facilitate greater accuracy in measuring value-added work and economic profit in all aspects of operations, e.g., each customer, product and their segmented groups, as well as measurement of our staff performance.

5. Operations of Support Groups

With the goal of developing the capabilities and proficiency of the primary business groups of the Bank, we have thus proceeded with ongoing developmental support programs continued from 2006 in the areas of human resources and information technology.

❑ Building an Effective, Performance-Based Organization

Throughout 2006, we reviewed our human capital strategy to ensure that the strategy is aligned with the Bank's strategic plans directed toward a more customer-centric approach by offering excellent service and a full range of financial solutions. The key features of this effort are to devise an appropriate organizational structure, recruit additional manpower for business needs, and hone the skills of our workforce to do the job right. Our planning also includes implementing a corporate-wide human resource policy, and improving the Performance Reward Opportunity (PRO) system with KASIKORNBANKGROUP and Selected Suppliers[4]. These improvements will help us more efficiently respond to the needs of our customers.

In the matter of recruitment, the Bank has introduced "A Career of Excellence" policy through various media, and instituted the electronic "KGroup E-Recruitment System" to further facilitate development of a KASIKORNBANKGROUP candidate database. This system helps enhance efficiency in seeking out highly proficient staff to join our team, while allowing job seekers to search for and apply for positions more conveniently than ever.

In staff capability development, the Bank has further improved the Leadership Development Program and skills development, by grooming exceptional candidates for leadership roles at staff supervisory to executive management levels, stressing personnel management skills, as well as quality team leadership and overall organizational development. We have simplified our performance evaluation procedures and systems, in order to make it more practical. Together with performance evaluation system improvement, a better understanding of how to provide coaching and feedback among performance evaluators has been promoted at all levels for the greatest benefit to the Bank's workforce in enhancing their performance.

In addition, the Bank's pursuit of ongoing strategic policies regarding the management of human resources, human resources development and employee relations has resulted in the Bank being honored with the award of "Outstanding Establishment in the Year of 2006 for Achievement in Labour Relations and Welfare", presented by the Thai Ministry of Labour. The Bank is the only commercial bank classified as a large corporate entity in Thailand to have received this award, and has done so for the second straight year.

❑ IT Security Policy and Infrastructure

In 2006, the Bank carried on with the development of our IT security standards. Our IT security policies and protocols have been reviewed to meet ISO/IEC

---

[4] Selected Suppliers are subsidiary and associated companies that cooperate with and / or support the Bank's business operations.

17799:2005 standards. These proposed revisions are due to be presented to the Board of Directors for their approval prior to full corporate-wide implementation.

In addition, we have engaged industry experts to perform a complete security assessment on the security infrastructure and internet connectivity services; this review is expected to be completed within the first quarter of 2007. We have supplemented system security precautions with an IT data security training course for the Bank, our subsidiary companies and outsourced IT staff – numbering 1,500 personnel – to increase corporate staff awareness of effective preventative procedures to ensure maximum security in the use of our systems. Security tips are sent regularly to users via email and the Lotus Notes system of the Bank, while the outbound mail filtering system has been improved to effectively detect and resolve the presence of viruses and other malware.

As for the Bank's buildings and restricted-access areas, work has been done to add to the prowess of our security system, through an upgrade of a 'Centralized User Management System' to automate access control and monitoring for higher levels of security with the day-by-day entry volume. This system also features 'Privileged ID Management' to oversee special authorizations beyond the typical access rights afforded to general employees.

With an awareness of the importance of a solid foundation to the IT infrastructure, the Bank has been working on a system extension to facilitate an increased operational workflow with higher efficiency in data transmission and the monitoring of KASIKORNBANKGROUP operations. Also of note in our continuing IT development efforts is our project for an electronic document and imaging storage system, making the handling of such files a totally electronic storage system operating in unison with regular banking operations, processes and procedures. In addition, the Bank's website has been updated, resulting in faster and automated processes.

- **IT Outsourcing**

In 2006, the Bank, in cooperation with IBM Thailand Ltd., furthered development of the Bank's Transformation Plan, compared to the previous year. In order to expand capacity to handle an increased volume of transactions, we installed new mainframe computers and migrated to a new core banking platform replacement. We also added to the capabilities of the ATM network through end-to-end tuning between tandem computers and the mainframes. Internal network capacity was further increased to support new branches and an increased number of ATMs. The K-Contact Center call center operational capabilities were also upgraded to handle the increased workload with a new Computer Telephony Integration (CTI) application suite. K-Cyber Banking services were refined through sub-system upgrades at the application server end, and multiplying the number of network servers to handle the higher transaction volumes associated with these services.

Aside from the above, the Bank put further work into our Disaster Recovery Plan to ensure uninterrupted service through upgrades and testing of backup computing equipment in standby to the Bank's mainframes associated with branch computers, ATMs, and credit card-dedicated systems, providing for a much larger online transaction volume workload, plus internal batch processing.

As for internal telecommunications systems, control servers were replaced with newer equipment and more sophisticated software to improve links between branches and the central databases at Bank headquarters, thus strengthening the Lotus Notes system for staff using it at locations outside of headquarters.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

❑ Subsidiary and Associated Companies

'Subsidiary companies' refers to companies in which the Bank has the authority to control their financial and operating policies, both directly and indirectly, in order to gain benefit from these firms' business activities.

'Associated companies' refers to companies where the Bank has significant influence, but not complete control, in decision-making with regards to financial and operating policies.

❑ Investment Policy

The Bank's investments in subsidiary companies serve strategic and operational support plans, while investments in associated companies are aimed at trading and other purposes.

- **Strategic Investments**

The Bank invests in companies for long-term strategic benefit. The Bank and these companies collaborate on the review of business strategies and cooperation. Such work is achieved through the sharing of various resources, equipment, tools and channels for utmost efficiency and minimum operational redundancy.

- **Outsourcing Investments**

The Bank invests in companies that support the Bank's operations. These are companies providing services that are not the core business of the Bank, and would face inflexibility if they were to remain a part of the Bank. Bank executives are appointed as directors of these companies to oversee their management and operating policies, with a director having control over the firms' operations. This helps ensure highest service quality, as well as maximum efficiency and benefit.

- **Trading and Other Investments**

The Bank invests in some companies to seek returns on investments, such as dividend payments and capital gains, with no intention of having control over their management. Investments in some such cases are a result of debt restructuring.

The Bank's investments in subsidiary and associated companies as of the end of 2006 are listed in the table below:

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2006 Operating Performance* (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD.	Bangkok	Asset Management	800,000,000	800,000,000	100.00	Ordinary	171,636,852
Tel. 0-2694-5000 Ext. 5208 Fax. 0-2694-5205							
Investment in Subsidiary Companies under KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD.	Bangkok	Services	100,000	100,000	100.00	Ordinary	4,569,497
Tel. 0-2273-1144 Fax. 0-2270-1218							
2. KASIKORN ASSET MANAGEMENT CO.,LTD.	Bangkok	Mutual Fund	27,154,274	27,154,274	100.00	Ordinary	333,118,663
Tel. 0-2693-2300 Fax. 0-2693-2320		Management					
3. KASIKORN SECURITIES PUBLIC CO.,LTD.	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	(90,766,231)
Tel. 0-2696-0000 Fax. 0-2696-0099							
4. KASIKORN FACTORING CO.,LTD.	Bangkok	Lending	1,600,000	1,600,000	100.00	Ordinary	(92,038,218)
Tel. 0-2290-2900 Fax. 0-2276-9710		Services					
5. KASIKORN LEASING CO.,LTD.	Bangkok	Lending	90,000,000	90,000,000	100.00	Ordinary	(110,143,350)
Tel 0-2696-9900 Fax. 0-2696-9977		Services					
Investment in Selected Suppliers**							
1. PROGRESS GUNPAI CO., LTD.	Bangkok	Services	200,000	200,000	100.00	Ordinary	33,935,595
Tel. 0-2273-3900 Fax. 0-2270-1262							
2. PROGRESS PLUS CO.,LTD.	Bangkok	Services	230,000	230,000	100.00	Ordinary	4,841,227
Tel. 0-2225-2020 Fax. 0-2225-2021							
3. PROGRESS LAND AND BUILDINGS CO., LTD.	Bangkok	Real Estate	13,200,000	13,200,000	100.00	Ordinary	4,875,760
Tel. 0-2275-1880 Fax. 0-2275-1889		Development					
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD.	Bangkok	Services	50,000	50,000	100.00	Ordinary	4,659,934
Tel. 0-2273-3288-91 Fax. 0-2273-3292							
5. PROGRESS MANAGEMENT CO.,LTD.	Bangkok	Services	60,000	60,000	100.00	Ordinary	7,658,380
Tel. 0-2275-1880 Fax. 0-2275-1889-91							
6. PROGRESS SOFTWARE CO.,LTD.	Bangkok	Services	100,000	100,000	100.00	Ordinary	48,452,716
Tel. 0-2225-7900-1 Fax. 0-2225-5654-5							

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2006 Operating Performance* (Baht)
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	5,318,320
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	11,008,357
9. PROGRESS H R CO.,LTD. Tel 0-2270-1284-6 Fax 0-2270-1273	Bangkok	Services	10,000	10,000	100.00	Ordinary	7,929,447
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5420 Fax. 0-2888-8882	Bangkok	Services	40,000	40,000	100.00	Ordinary	2,160,220
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2270-6900 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	1,015,818
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	100,000	30,000	30.00	Ordinary	82,111,679
2. N.C.ASSOCIATE CO.,LTD.	Bangkok	Trading	10,000	2,823	28.23	Ordinary	-
3. RURAL CAPITAL PARTNERS CO.,LTD. Tel 0-2318-3958 Fax 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(382,971)
4. PROGRESS INFORMATION CO.,LTD. Tel 0-2642-7242 Fax 0-2642-7243	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	6,046,364
5. M GRAND HOTEL CO.,LTD.	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.
** Selected Suppliers are the Bank's subsidiary companies that cooperate with and/or support the Bank's business operations.

www.kasikornbankgroup.com
K-Contact Center 0 2888 8888

082-04922

RECEIVED
2007 FEB 28 A 10:44

AR/S
12-31-06

RECEIVED
FEB 2 3 2007
SEC PROCESSING SECTION
WASH. D.C. 202

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Annual Financial Statements

and

Audit report of Certified Public Accountant

For the Years Ended

31 December 2006 and 2005

Audit report of Certified Public Accountant

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2006 and 2005 and the results of operations and cash flows for the years then ended of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively, in accordance with generally accepted accounting principles.

S. Singhasaneh.

(Supot Singhasaneh)
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
21 February 2007

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF 31 DECEMBER 2006 AND 2005

		Baht			
		Consolidated		The Bank	
	Notes	2006	2005	2006	2005
ASSETS					
Cash		17,857,259,396	14,912,704,474	17,856,735,786	14,912,318,996
Interbank and money market items	5				
Domestic items					
Interest bearing		1,375,213,647	4,925,527,530	1,321,941,570	4,829,743,069
Non-interest bearing		1,734,958,038	1,709,243,762	1,825,246,581	1,744,584,872
Foreign items					
Interest bearing		79,098,887,215	58,794,848,185	79,098,887,215	58,794,848,185
Non-interest bearing		632,913,627	498,990,221	632,913,627	498,990,221
Total Interbank and Money Market Items - net		82,841,972,527	65,928,609,698	82,878,988,993	65,868,166,347
Securities purchased under resale agreements	6	22,200,000,000	9,500,000,000	22,200,000,000	9,500,000,000
Investments	7, 27				
Current investments - net		51,338,397,288	50,105,261,153	51,022,672,788	49,410,701,921
Long-term investments - net		50,165,758,536	49,009,070,726	49,298,641,340	47,688,866,012
Investments in subsidiaries and associated companies - net		482,468,003	450,331,758	9,560,875,668	8,967,036,598
Total Investments - net		101,986,623,827	99,564,663,637	109,882,189,796	106,066,604,531
Loans and accrued interest receivables	8, 9				
Loans		677,760,279,375	626,946,285,965	673,889,578,037	621,090,152,731
Accrued interest receivables		1,812,524,654	1,745,358,821	1,628,509,275	1,318,943,009
Total Loans and Accrued Interest Receivables		679,572,804,029	628,691,644,786	675,518,087,312	622,409,095,740
Less Allowance for doubtful accounts	10	(31,703,046,675)	(34,767,312,880)	(26,712,345,878)	(26,721,376,432)
Less Revaluation allowance for debt restructuring	11	(1,289,861,157)	(2,671,805,187)	(1,259,159,749)	(2,354,976,482)
Total Loans and Accrued Interest Receivables - net		646,579,896,197	591,252,526,719	647,546,581,685	593,332,742,826
Properties foreclosed - net	12	16,495,560,785	17,462,672,827	11,639,583,138	12,603,188,405
Customers' liability under acceptances		525,174,569	857,411,186	525,174,570	857,411,186
Premises and equipment - net	14	22,300,816,247	21,440,593,140	22,011,752,074	20,807,158,160
Intangible assets - net	15	5,310,658,252	4,900,016,184	3,963,505,759	3,403,864,276
Derivative revaluation		9,827,153,438	3,278,461,492	9,827,153,438	3,278,461,492
Other assets - net		9,583,631,474	8,210,906,886	8,359,089,807	7,069,634,121
Total Assets		935,508,746,712	837,308,566,243	936,690,755,046	837,699,550,340

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF 31 DECEMBER 2006 AND 2005

		Baht			
		Consolidated		The Bank	
	Notes	2006	2005	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits	16				
Deposits in baht		744,958,042,410	686,611,736,156	746,026,157,305	687,741,853,882
Deposits in foreign currencies		6,027,045,315	3,725,483,969	6,027,045,315	3,725,483,969
Total Deposits		750,985,087,725	690,337,220,125	752,053,202,620	691,467,337,851
Interbank and money market items	17				
Domestic items					
Interest bearing		14,860,644,100	14,757,346,663	15,254,910,562	14,498,380,504
Non-interest bearing		1,530,002,376	2,493,461,788	1,532,574,043	2,493,461,788
Foreign items					
Interest bearing		523,464,526	151,826,184	523,464,526	151,826,184
Non-interest bearing		694,379,641	290,142,159	694,379,641	290,142,159
Total Interbank and Money Market Items		17,608,490,643	17,692,776,794	18,005,328,772	17,433,810,635
Liability payable on demand		6,870,751,905	5,904,216,881	6,870,751,905	5,904,216,881
Borrowings					
Short-term borrowings	18	26,619,530,994	6,815,600,000	26,807,900,000	6,815,600,000
Long-term borrowings	19	19,173,953,347	20,170,373,919	19,173,953,347	20,170,373,919
Total Borrowings		45,793,484,341	26,985,973,919	45,981,853,347	26,985,973,919
Bank's liability under acceptances		525,174,569	857,411,186	525,174,569	857,411,186
Derivative revaluation		6,611,065,357	3,034,382,054	6,611,065,358	3,034,382,054
Other liabilities		18,876,373,648	14,380,984,002	18,405,079,109	13,902,324,566
Total Liabilities		847,270,428,188	759,192,964,961	848,452,455,680	759,585,457,092

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF 31 DECEMBER 2006 AND 2005

		Baht			
		Consolidated		The Bank	
	Notes	2006	2005	2006	2005
Shareholders' equity					
Share capital	21				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,382,147,733 ordinary shares, Baht 10 par value		23,821,477,330		23,821,477,330	
2,373,293,667 ordinary shares, Baht 10 par value			23,732,936,670		23,732,936,670
Premium on ordinary shares		17,903,743,235	17,737,192,156	17,903,743,235	17,737,192,156
Appraisal surplus on asset revaluation	14	9,883,084,524	10,024,386,669	9,883,084,524	10,024,386,669
Revaluation deficit on investments	7	(156,538,488)	(529,067,201)	(156,538,488)	(529,067,201)
Retained earnings					
Appropriated					
Legal reserve	23	2,160,000,000	1,470,000,000	2,160,000,000	1,470,000,000
Unappropriated		34,626,532,765	25,678,644,954	34,626,532,765	25,678,644,954
		88,238,299,366	78,114,093,248	88,238,299,366	78,114,093,248
Minority interests		19,158	1,508,034	-	-
Total Shareholders' Equity		88,238,318,524	78,115,601,282	88,238,299,366	78,114,093,248
Total Liabilities and Shareholders' Equity		935,508,746,712	837,308,566,243	936,690,755,046	837,699,550,340
Off-balance sheet items - contingencies	28				
Aval to bills and guarantees of loans		639,151,298	747,376,287	639,151,298	747,376,287
Liability under unmatured import bills		5,162,800,555	5,546,380,752	5,162,800,555	5,546,380,752
Letters of credit		19,200,000,401	13,627,410,768	19,200,000,401	13,627,410,768
Other contingencies		1,125,293,704,165	829,778,731,214	1,125,098,630,625	829,643,286,486

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Banthoon Lamsam)

Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

	Notes	Baht			
		Consolidated		The Bank	
		2006	2005	2006	2005
Interest and dividend income					
Loans		42,410,591,935	31,603,990,618	42,692,392,759	30,919,200,181
Interbank and money market items		4,487,164,570	2,387,346,643	4,481,960,163	2,385,997,529
Hire purchase and financial lease		465,496,151	23,554,186	-	-
Investments		4,446,501,158	4,050,596,523	4,325,313,723	4,024,930,564
Total Interest and Dividend Income		51,809,753,814	38,065,487,970	51,499,666,645	37,330,128,274
Interest expense					
Deposits		14,708,961,502	5,754,393,450	14,712,763,170	5,755,957,305
Interbank and money market items		512,838,642	338,962,221	532,721,822	302,259,152
Short-term borrowings		908,929,894	56,083,877	911,166,681	56,083,877
Long-term borrowings		1,066,427,225	1,133,608,653	1,066,427,225	1,133,608,653
Total Interest Expense		17,197,157,263	7,283,048,201	17,223,078,898	7,247,908,987
Net income from interest and dividends		34,612,596,551	30,782,439,769	34,276,587,747	30,082,219,287
Bad debt and doubtful accounts	25	651,534,903	598,882,600	1,053,009,665	1,104,350,028
Loss on debt restructuring	26	4,767,110,670	3,062,989,520	4,327,030,908	2,431,230,822
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		29,193,950,978	27,120,567,649	28,896,547,174	26,546,638,437
Non-interest income					
Gain on investments	7	210,923,046	427,062,539	207,132,935	347,317,851
Share of profit (loss) from investments on equity method		177,690,489	(35,362,032)	311,746,026	363,476,320
Fees and service income					
Acceptances, aval and guarantees		782,721,901	685,470,421	782,721,901	685,470,421
Others		9,844,892,789	8,656,039,639	8,806,579,580	7,835,229,551
Gain on exchanges		1,670,153,565	1,129,028,613	1,670,153,565	1,129,028,613
Other income		1,473,180,323	1,439,765,130	1,264,021,114	1,101,811,139
Total Non-interest Income		14,159,562,113	12,302,004,310	13,042,355,121	11,462,333,895
Non-interest expenses					
Personnel expenses		8,177,502,017	7,840,623,913	7,612,771,901	7,381,768,414
Premises and equipment expenses	14	5,398,658,871	4,336,009,815	5,245,025,998	4,220,228,200
Taxes and duties		2,241,101,482	1,677,186,209	2,179,005,408	1,618,034,904
Fees and service expenses		2,914,333,884	2,157,091,340	2,770,032,552	2,078,503,027
Directors' remuneration		86,167,705	72,473,028	80,127,705	65,425,528
Contributions to Financial Institutions Development Fund		2,768,801,015	2,825,981,852	2,768,801,016	2,825,981,852
Other expenses		3,978,714,821	2,516,568,455	3,637,946,334	2,020,243,489
Total Non-interest Expenses		25,565,279,795	21,425,934,612	24,293,710,914	20,210,185,414
Income before income tax		17,788,233,296	17,996,637,347	17,645,191,381	17,798,786,918
Income tax expense		4,125,618,483	4,002,825,334	3,981,150,189	3,868,935,430
Net income before minority interests		13,662,614,813	13,993,812,013	13,664,041,192	13,929,851,488
Loss (income) of minority interests		1,426,379	(63,960,525)	-	-
Net income		13,664,041,192	13,929,851,488	13,664,041,192	13,929,851,488
Basic earnings per share	21	5.74	5.87	5.74	5.87
Weighted average number of ordinary shares (shares)	21	2,381,473,532	2,371,366,311	2,381,473,532	2,371,366,311

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Banthoon Lamsam)
Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

		Baht							
		Consolidated							
		Issued and	Premium on	Appraisal	Revaluation Surplus	Retained Earnings		Minority	Total
	Notes	Paid-up Share	Share Capital	Surplus on Asset	on Investments	Appropriated	Unappropriated	Interests	
		Capital		Revaluation	/ (Deficit)	Legal Reserve			
Beginning balance as of 31 December 2004		23,636,245,370	17,555,259,156	8,762,354,744	951,995,819	770,000,000	14,671,782,216	318,018,676	66,665,655,981
Appraisal surplus on asset revaluation		-	-	1,262,031,925	-	-	146,905,817	-	1,408,937,742
Revaluation deficit on investments		-	-	-	(1,481,063,020)	-	-	-	(1,481,063,020)
Net gain (loss) not recognised in the statement of income		-	-	1,262,031,925	(1,481,063,020)	-	146,905,817	-	(72,125,278)
Ordinary shares		96,691,300	-	-	-	-	-	-	96,691,300
Premium on ordinary shares		-	181,933,000	-	-	-	-	-	181,933,000
Legal reserve		-	-	-	-	700,000,000	(700,000,000)	-	-
Reduction in the accumulated deficit		-	-	-	-	-	-	(320,873,461)	(320,873,461)
Net income		-	-	-	-	-	13,929,851,488	63,960,525	13,993,812,013
Dividend paid	24	-	-	-	-	-	(2,369,894,567)	(59,597,706)	(2,429,492,273)
Ending balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	1,508,034	78,115,601,282
Appraisal surplus on asset revaluation		-	-	(141,302,145)	-	-	141,302,145	-	-
Revaluation deficit on investments		-	-	-	372,528,713	-	-	-	372,528,713
Net gain (loss) not recognised in the statement of income		-	-	(141,302,145)	372,528,713	-	141,302,145	-	372,528,713
Ordinary shares		88,540,660	-	-	-	-	-	-	88,540,660
Premium on ordinary shares		-	166,551,079	-	-	-	-	-	166,551,079
Legal reserve		-	-	-	-	690,000,000	(690,000,000)	-	-
Increase in shareholding in subsidiary company		-	-	-	-	-	-	(62,497)	(62,497)
Net income (loss)		-	-	-	-	-	13,664,041,192	(1,426,379)	13,662,614,813
Dividend paid	24	-	-	-	-	-	(4,167,455,526)	-	(4,167,455,526)
Ending balance as of 31 December 2006		23,821,477,330	17,903,743,235	9,883,084,524	(156,538,488)	2,160,000,000	34,626,532,765	19,158	88,238,318,524

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

		Baht						
		The Bank						
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments / (Deficit)	Retained Earnings Appropriated Legal Reserve	Retained Earnings Unappropriated	Total
Beginning balance as of 31 December 2004		23,636,245,370	17,555,259,156	8,762,354,744	951,995,819	770,000,000	14,671,782,216	66,347,637,305
Appraisal surplus on asset revaluation		-	-	1,262,031,925	-	-	146,905,817	1,408,937,742
Revaluation deficit on investments		-	-	-	(1,481,063,020)	-	-	(1,481,063,020)
Net gain (loss) not recognised in the statement of income		-	-	1,262,031,925	(1,481,063,020)	-	146,905,817	(72,125,278)
Ordinary shares		96,691,300	-	-	-	-	-	96,691,300
Premium on ordinary shares		-	181,933,000	-	-	-	-	181,933,000
Legal reserve		-	-	-	-	700,000,000	(700,000,000)	-
Net income		-	-	-	-	-	13,929,851,488	13,929,851,488
Dividend paid	24	-	-	-	-	-	(2,369,894,567)	(2,369,894,567)
Ending balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	78,114,093,248
Appraisal surplus on asset revaluation		-	-	(141,302,145)	-	-	141,302,145	-
Revaluation deficit on investments		-	-	-	372,528,713	-	-	372,528,713
Net gain (loss) not recognised in the statement of income		-	-	(141,302,145)	372,528,713	-	141,302,145	372,528,713
Ordinary shares		88,540,660	-	-	-	-	-	88,540,660
Premium on ordinary shares		-	166,551,079	-	-	-	-	166,551,079
Legal reserve		-	-	-	-	690,000,000	(690,000,000)	-
Net income		-	-	-	-	-	13,664,041,192	13,664,041,192
Dividend paid	24	-	-	-	-	-	(4,167,455,526)	(4,167,455,526)
Ending balance as of 31 December 2006		23,821,477,330	17,903,743,235	9,883,084,524	(156,538,488)	2,160,000,000	34,626,532,765	88,238,299,366

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

	Baht			
	Consolidated		The Bank	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	13,664,041,192	13,929,851,488	13,664,041,192	13,929,851,488
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,736,106,007	1,617,439,984	1,645,172,282	1,531,009,802
Bad debt and doubtful accounts	651,534,903	598,882,600	1,053,009,665	1,104,350,028
Loss on debt restructuring	4,767,110,670	3,062,989,520	4,327,030,908	2,431,230,822
Interest income from amortization of revaluation allowance for debt restructuring	(135,338,363)	(371,595,837)	(83,731,450)	(63,717,053)
(Gain) loss on foreign exchange translation of long-term loans	(1,000,205,918)	398,728,968	(1,000,205,918)	398,728,968
Loss on revaluation of investments	110,716,524	(75,991,573)	110,716,524	(75,991,573)
Reversal of loss on impairment of investments in securities	(172,987,030)	(287,162,173)	(169,631,353)	(299,177,568)
Amortization of goodwill	143,593,255	56,372,882	-	-
Loss (gain) on disposal of securities for investment	(55,325,191)	(261,195,472)	(23,191,178)	(164,844,610)
(Discount) premium amortization on debt instruments	314,153,164	1,223,230,506	325,534,237	1,241,441,686
Loss on impairment of investments in receivables	88,784,579	178,119,005	880,602	178,119,005
Loss on impairment of foreclosed properties	612,297,898	201,007,680	540,536,746	62,920,665
Reversal of loss on impairment of other assets	(62,391,733)	(281,961,721)	(56,269,724)	(245,970,487)
Reversal of loss on impaiment of intangible assets	(45,689,000)	(121,174,133)	(45,689,000)	(121,174,133)
Gain on disposal of premises and equipment	(21,663,003)	(8,935,972)	(1,785,597)	(8,973,124)
Reversal of loss on impairment of premises and equipment	(110,793,723)	(1,416,000)	-	(1,416,000)
Reversal of loss on revaluation of premises and equipment	-	(114,872,689)	-	(114,872,689)
Loss on transfer of financial assets	15,699,695	-	-	-
Share of (profit) loss from investments on equity method	(177,690,489)	35,362,032	(311,746,026)	(363,476,320)
Dividend income from subsidiaries and associated companies	121,194,040	38,390,462	388,935,112	190,837,335
Amortization of discount on debentures	3,785,346	4,049,853	3,785,346	4,049,853
(Increase) decrease in accrued interest receivables	(67,165,833)	709,985,177	(309,566,266)	(911,222)
(Increase) decrease in other accrued income	(395,442,510)	193,464,762	(396,307,591)	224,165,577
Increase in accrued interest payables	2,332,754,424	221,841,390	2,344,234,508	220,726,922
(Decrease) increase in other accrued expenses	(1,187,190,482)	1,566,217,259	150,543,315	1,531,867,077
Increase in other reserves	540,504,720	1,190,415,793	540,504,720	1,190,415,793
(Loss) income of minority interests	(1,426,379)	63,960,525	-	-
Net income from operations before changes in operating assets and liabilities	21,668,966,763	23,766,004,316	22,696,801,054	22,779,190,242
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(16,870,298,346)	10,276,570,116	(16,967,758,163)	10,271,311,910
Securities purchased under resale agreements	(12,700,000,000)	9,540,000,000	(12,700,000,000)	9,540,000,000
Investment for trading	(5,576,967,672)	529,386,431	(5,576,967,669)	529,386,431
Loans	(62,454,615,364)	(51,322,700,837)	(60,603,213,844)	(50,660,468,287)
Properties foreclosed	5,247,988,095	3,041,846,290	4,392,650,133	3,373,214,077
Other assets	(7,595,496,373)	4,074,457,588	(7,530,488,527)	4,431,549,802

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

	Note	Baht			
		Consolidated		The Bank	
		2006	2005	2006	2005
Increase (decrease) in operating liabilities					
Deposits		60,647,867,600	(17,788,495,799)	60,585,864,768	(17,073,207,165)
Interbank and money market items (liabilities)		(84,286,151)	7,982,827,614	571,518,137	8,083,861,455
Liabilities payable on demand		966,535,024	(1,521,793,189)	966,535,024	(1,521,793,189)
Short-term borrowing		19,803,930,994	3,713,600,000	19,992,300,000	3,713,600,000
Other liabilities		6,733,582,912	4,992,963,886	5,335,003,119	4,896,861,294
Net Cash Provided by (Used in) Operating Activities		9,787,207,482	(2,715,333,584)	11,162,244,032	(1,636,493,430)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		78,957,574,523	44,584,568,081	78,905,464,701	44,375,573,441
Proceeds from redemption of held to maturity debt instruments		22,315,228,390	10,946,614,968	21,215,228,390	5,813,614,968
Proceeds from disposal of general investments		763,952,659	263,408,056	757,342,535	256,400,738
Proceeds from redemption of share capital of subsidiaries		-	-	37,104,245	3,384,439,959
Purchase of available for sale investments		(98,370,974,871)	(38,875,975,180)	(98,350,789,371)	(38,823,912,680)
Proceeds from collection of investments in receivables		153,001,276	207,941,401	46,325,630	171,567,341
Purchase of held to maturity debt instruments		(3,367,141,295)	(7,063,207,971)	(2,497,988,576)	(2,991,706,194)
Purchase of general investments		(71,530,425)	(450,769,883)	(71,531,682)	(523,728,448)
Purchase of investments in subsidiaries		(4,300,000)	(1,321,474,890)	(694,300,000)	(1,474,974,890)
Purchase of investments in receivables		-	-	-	(3,214,979,793)
Proceeds from disposal of premises and equipment		459,697,876	12,916,878	5,798,617	11,417,492
Proceeds from disposal of intangible assets		-	23,987	-	-
Purchase of premises and equipment		(2,310,641,650)	(1,212,568,708)	(2,267,501,106)	(1,059,274,478)
Purchase of intangible assets		(1,455,155,256)	(848,637,668)	(1,390,616,838)	(820,185,938)
Net Cash (Used in) Provided by Investing Activities		(2,930,288,773)	6,242,839,071	(4,305,463,455)	5,104,251,518
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in capital		88,540,660	96,691,300	88,540,660	96,691,300
Increase in premium on share capital		166,551,078	181,933,000	166,551,078	181,933,000
Payment of dividend		(4,167,455,525)	(2,369,894,567)	(4,167,455,525)	(2,369,894,567)
Dividend paid to minority interests		-	(59,597,706)	-	-
Net Cash Used in Financing Activities		(3,912,363,787)	(2,150,867,973)	(3,912,363,787)	(2,091,270,267)
Net increase in cash and cash equivalents		2,944,554,922	1,376,637,514	2,944,416,790	1,376,487,821
Cash and cash equivalents at beginning of the year	4	14,912,704,474	13,536,066,960	14,912,318,996	13,535,831,175
Cash and cash equivalents at end of the year	4	17,857,259,396	14,912,704,474	17,856,735,786	14,912,318,996

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the year				
Interest expense	14,864,402,839	7,061,206,811	14,878,844,390	7,027,182,065
Income tax	4,288,585,078	2,604,467,211	4,114,234,980	2,457,261,124

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2006 AND 2005

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of 31 December 2006 and 2005, the Bank had a total staff of 11,219 and 10,303 persons, respectively.

The consolidated financial statements of the Bank for the years ended 31 December 2006 and 2005 consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding Directly and Indirectly	
	2006	2005
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00
Ploy Asset Management Co., Ltd. ("Ploy-AMC") *	- *	100.00
Kasikorn Research Center Co., Ltd. ("KResearch") **	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.98
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing") **	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00

* The financial statements of Ploy – AMC have been excluded in the consolidated financial statements since the first quarter of 2006 onwards. Ploy - AMC was liquidated on 22 December 2006.

** The financial statements of KResearch and KLeasing have been included in the consolidated financial statements since the second quarter of 2005.

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on 30 September 1999, was approved by the BoT on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution

Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated 29 September 1999. Under this MOU, the management of substandard assets had to be concluded by 31 December 2004 and the resulting profit or loss thereafter to be shared among the aforementioned companies and the FIDF. On 29 April 2005, the company paid to FIDF, in accordance with the conditions set forth in the MOU, FIDF's share of the profit arising from the revaluation of assets on 31 December 2004 amounting to Baht 180 million and interest on the profit calculated from 1 January 2005 to 28 April 2005 amounting to Baht 1 million, totaling Baht 181 million. Since the first quarter of 2006, the financial statements of Ploy - AMC have been excluded in the consolidated financial statements as the company registered its discontinuance of operations with the Ministry of Commerce on 30 June 2005 and was liquidated on 22 December 2006.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 9 Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company, which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the format for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and in conformity with generally accepted accounting principles in Thailand.

The financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting standards in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis for consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's

carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

3.2 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

3.3 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the separate financial statements of the Bank are accounted for using the equity method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.4 Loans

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.5 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT regulations, with amended criteria in accordance with International Accounting Standards No. 39 (IAS 39) dated 7 December 2006 the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans, classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows

expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Under the BoT's directive commercial banks are allowed to gradually raise the allowance for loans classified as sub-standard, doubtful and doubtful of loss by the end of 31 December 2007.

In the fourth quarter of 2006 the bank raised the allowance for these loan classifications to fully comply with the new BoT's regulations.

Previously the calculation of allowances for sub-standard, doubtful and doubtful of loss was based on specific percentages assigned to each classification, as specified by the BoT, and the value of collateral used in the calculation relied on types of collateral and the date of the latest appraisal. Allowance for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

3.6 Troubled debt restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.7 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.8 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.9 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Bank's separate financial statements are included in investments.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.10 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.11 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.12 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

A provision for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and Letters of credit, etc. A provision is recognized when the transactions related to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.13 Derivatives

Trading Derivatives Trading derivative are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gain or loss are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivatives The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis then hedging instruments carry the accrual consistently.

Hybrid Instruments

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

3.14 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.15 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted

The Lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.

- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.16 Recognition of interest expense

Interest expense is recognized on an accrual basis.

3.17 Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date.

3.18 Basic earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.19 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the year are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the year.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for the years ended 31 December 2006 and 2005 as follows:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Revaluation surplus (deficit) on investments	373	(1,481)

For the years ended 31 December 2006 and 2005, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 141 million and Baht 147 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the years ended 31 December 2006 and 2005, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,441 million and Baht 1,291 million, respectively on a consolidated basis and Baht 1,238 million and Baht 733 million, respectively for the Bank only.

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated					
	2006			2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,626	-	1,626	1,550	-	1,550
Commercial banks	162	1,056	1,218	855	3,700	4,555
Other banks	2	-	2	3	-	3
Finance, securities and credit foncier companies	75	-	75	200	2	202
Other financial institutions	9	190	199	-	365	365
Total Domestic	1,874	1,246	3,120	2,608	4,067	6,675
Add Accrued interest receivables	-	2	2	-	9	9
Less Allowance for doubtful accounts	-	(12)	(12)	(7)	(42)	(49)
Total	1,874	1,236	3,110	2,601	4,034	6,635
2. Foreign						
US Dollar	3,182	76,017	79,199	3,808	55,056	58,864
Japanese Yen	65	-	65	39	-	39
Other currencies	473	-	473	389	13	402
Total Foreign	3,720	76,017	79,737	4,236	55,069	59,305
Less Allowance for doubtful accounts	(5)	-	(5)	(11)	-	(11)
Total	3,715	76,017	79,732	4,225	55,069	59,294
Total Domestic and Foreign	5,589	77,253	82,842	6,826	59,103	65,929

(Million Baht)

	The Bank					
	2006			2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,626	-	1,626	1,550	-	1,550
Commercial banks	199	1,056	1,255	794	3,700	4,494
Other banks	2	-	2	3	-	3
Finance, securities and credit foncier companies	75	-	75	200	2	202
Other financial institutions	9	190	199	-	365	365
Total Domestic	1,911	1,246	3,157	2,547	4,067	6,614
Add Accrued interest receivables	-	2	2	-	9	9
Less Allowance for doubtful accounts	-	(12)	(12)	(7)	(42)	(49)
Total	1,911	1,236	3,147	2,540	4,034	6,574
2. Foreign						
US Dollar	3,182	76,017	79,199	3,808	55,056	58,864
Japanese Yen	65	-	65	39	-	39
Other currencies	473	-	473	389	13	402
Total Foreign	3,720	76,017	79,737	4,236	55,069	59,305
Less Allowance for doubtful accounts	(5)	-	(5)	(11)	-	(11)
Total	3,715	76,017	79,732	4,225	55,069	59,294
Total Domestic and Foreign	5,626	77,253	82,879	6,765	59,103	65,868

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Government Bonds and BoT Bonds	22,200	9,500

7 INVESTMENTS

Investments as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated			
	2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	6,155	1	(32)	6,124
1.1.2 Private enterprise debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities - domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	23,685	125	(355)	23,455
1.2.2 Private enterprise debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
1.2.5 Others	20	-	-	20
Total	41,577	308	(1,031)	40,854
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,854			40,854
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,906	11	(6)	2,911
1.3.2 Foreign debt instruments	720	2	-	722
Total	3,626	13	(6)	3,633
Total Current Investments - net	51,339			51,346

(Million Baht)

	Consolidated 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	20,783	56	(140)	20,699
2.1.2 Private enterprise debt instruments	1,072	16	(53)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities - domestic	85	177	-	262
Total	35,414	256	(276)	35,394
Add Allowance for revaluation	26			-
Less Allowance for impairment	(46)			-
Total	35,394			35,394
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,220	1	(111)	8,110
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	12,129	5	(698)	11,436
Less Allowance for impairment	(586)			-
Total	11,543			11,436
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,428	-	(589)	1,839
2.3.2 Non-marketable equity securities -overseas	438	-	(312)	126
2.3.3 Investments in receivables	1,614	-	(350)	1,264
Total	4,480	-	(1,251)	3,229
Less Allowance for impairment	(1,251)			-
Total	3,229			3,229
Total Long-term Investments - net	50,166			50,059

(Million Baht)

	Consolidated 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	11,022	13	(387)	10,648
1.2.2 Private enterprise debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,751	20	(3)	10,768
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,865	20	(81)	20,804
Total Current Investments - net	50,105			50,044

(Million Baht)

	Consolidated 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	15,849	26	(397)	15,478
2.1.2 Private enterprise debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities				
- domestic	153	198	-	351
2.1.5 Others	80	-	-	80
Total	29,058	259	(490)	28,827
Less Allowance for revaluation	(231)			-
Total	28,827			28,827
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,912	-	(628)	2,284
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	3,504	-	(273)	3,231
Total	6,838	-	(1,213)	5,625
Less Allowance for impairment	(1,213)			-
Total	5,625			5,625
Total Long-term Investments - net	49,009			48,856

(Million Baht)

	The Bank 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	6,155	1	(32)	6,124
1.1.2 Private enterprises debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	23,685	125	(355)	23,455
1.2.2 Private enterprises debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
Total	41,557	308	(1,031)	40,834
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,834			40,834
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,610	12	(6)	2,616
1.3.2 Foreign debt instruments	720	1	-	721
Total	3,330	13	(6)	3,337
Total Current Investments - net	51,023			51,030

(Million Baht)

	The Bank			
	2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	20,783	56	(140)	20,699
2.1.2 Private enterprises debt instruments	1,072	15	(52)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities domestic	85	175	-	260
Total	35,414	253	(275)	35,392
Add Allowance for revaluation	24			-
Less Allowance for impairment	(46)			35,392
Total	35,392			
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,040	1	(111)	7,930
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	11,949	5	(698)	11,256
Less Allowance for impairment	(586)			-
Total	11,363			11,256
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	2,354	-	(565)	1,789
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	808	-	(179)	629
Total	3,600	-	(1,056)	2,544
Less Allowance for impairment	(1,056)			-
Total	2,544			2,544
Total Long-term Investments - net	49,299			49,192

(Million Baht)

	The Bank 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	11,022	13	(387)	10,648
1.2.2 Private enterprises debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,057	20	(1)	10,076
1.3.2 Private enterprises debt instruments	14		-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,171	20	(79)	20,112
Total Current Investments - net	49,411			49,352

(Million Baht)

	The Bank 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	15,849	26	(397)	15,478
2.1.2 Private enterprises debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	30	-	-	30
Total	29,008	259	(490)	28,777
Less Allowance for revaluation	(231)			-
Total	28,777			28,777
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,872	-	(600)	2,272
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	2,151	-	(178)	1,973
Total	5,445	-	(1,090)	4,355
Less Allowance for impairment	(1,090)			-
Total	4,355			4,355
Total Long-term Investments - net	47,689			47,536

As of 31 December 2006 and 2005, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 4,169 million and Baht 5,575 million, respectively. (As of 31 December 2005, the right to receive promissory notes from TAMC has been included amounting to Baht 5 million).

Gain on investments presented in the statement of income for the years ended 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Gain on disposal of investments				
Held for trading investments	291	248	291	248
Available-for-sale investments	184	456	180	360
Held-to-maturity debt	-	1	-	1
General investments	211	11	210	10
Investments in receivables	28	-	-	-
Total	714	716	681	619
Loss on disposal of investments				
Held for trading investments	(100)	(260)	(99)	(260)
Available-for-sale investments	(404)	(160)	(404)	(160)
General investments	(29)	(49)	(29)	(49)
Investments in receivables	-	(5)	-	(5)
Total	(533)	(474)	(532)	(474)
Gain (loss) transfer of financial assets	(15)	-	-	5
Gain (loss) from revaluation	(111)	76	(111)	76
Gain (loss) reversal on impairment				
Investments in securities	173	287	170	299
Investments in receivables	(17)	(178)	(1)	(178)
Total	156	109	169	121
Total Gain on Investments	211	427	207	347

Revaluation (deficit) surplus on investments as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Revaluation (deficit) surplus on investments				
Debt instruments	(389)	(827)	(389)	(827)
Equity securities	229	298	229	298
Share of revaluation surplus in subsidiaries and associated companies using the equity method	3	-	3	-
Total	(157)	(529)	(157)	(529)

As of 31 December 2006 and 2005 a maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	2006				2005			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,547	24,035	17,886	44,468	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	410	1,072	-	1,482	449	1,761	-	2,210
1.3 Foreign debt instruments	16,443	4,376	9,098	29,917	16,364	5,845	5,370	27,579
Total	19,400	29,483	26,984	75,867	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(27)	(295)	(68)	(390)	(52)	(444)	(330)	(826)
Less Allowance for impairment	-	(45)	-	(45)	(7)	-	-	(7)
Total	19,373	29,143	26,916	75,432	22,666	23,422	9,739	55,827
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	2,905	6,662	1,558	11,125	10,751	5,378	5,580	21,709
2.2 Private enterprise debt instruments	-	980	586	1,566	14	209	786	1,009
2.3 Foreign debt instruments	720	2,343	-	3,063	10,100	3,390	-	13,490
Total	3,625	9,985	2,144	15,754	20,865	8,977	6,366	36,208
Less Allowance for impairment	-	-	(585)	(585)	-	-	(786)	(786)
Total	3,625	9,985	1,559	15,169	20,865	8,977	5,580	35,422
Total Debt Instruments	22,998	39,128	28,475	90,601	43,531	32,399	15,319	91,249

(Million Baht)

	The Bank							
	2006				2005			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,547	24,035	17,886	44,468	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	410	1,072	-	1,482	449	1,761	-	2,210
1.3 Foreign debt instruments	16,443	4,376	9,098	29,917	16,364	5,845	5,370	27,579
Total	19,400	29,483	26,984	75,867	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(27)	(295)	(68)	(390)	(52)	(444)	(330)	(826)
Less Allowance for impairment	-	(45)	-	(45)	(7)	-	-	(7)
Total	19,373	29,143	26,916	75,432	22,666	23,422	9,739	55,827
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	2,610	6,482	1,558	10,650	10,057	5,378	5,580	21,015
2.2 Private enterprise debt instruments	-	980	586	1,566	14	209	786	1,009
2.3 Foreign debt instruments	720	2,343	-	3,063	10,100	3,390	-	13,490
Total	3,330	9,805	2,144	15,279	20,171	8,977	6,366	35,514
Less Allowance for impairment	-	-	(585)	(585)	-	-	(786)	(786)
Total	3,330	9,805	1,559	14,694	20,171	8,977	5,580	34,728
Total Debt Instruments	22,703	38,948	28,475	90,126	42,837	32,399	15,319	90,555

As of 31 December 2006 and 2005 investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	1,734	-	-	1,395	-	-	(339)
Total	1,737	745	629	1,395	10	-	(1,714)

(Million Baht)

	Consolidated 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	2,250	-	-	1,980	-	-	(270)
Total	2,256	803	825	1,983	4	38	(1,857)

(Million Baht)

	The Bank 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	928	-	-	761	-	-	(167)
Total	931	745	629	761	10	-	(1,542)

(Million Baht)

	The Bank 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	896	-	-	721	-	-	(175)
Total	902	803	825	724	4	38	(1,762)

For the years ended 31 December 2006 and 2005, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Net book value at 1 January	450	462	8,967	10,636
Share of profit (loss) from investments on equity method	178	(35)	312	363
Increase in share capital	-	-	690	153
Acquisitions	4	-	4	1,322
Dividend income	(121)	(38)	(389)	(190)
Reversal of allowance for impairment	24	154	24	154
Disposals	-	(13)	-	(13)
Revaluation deficit on investments	-	-	3	(74)
Decrease in share capital	(39)	-	(39)	(3,384)
Write – off	(11)	-	(11)	-
Effect from consolidation	-	(80)	-	-
Others	(2)	-	-	-
Net book value at 31 December	483	450	9,561	8,967

As of 31 December 2006 and 2005 investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

		% Shareholding		Consolidated				The Bank			
				Investments				Investments			
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Equity method	
		2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	-	-	-	-	5,998	5,998	4,087	3,912
Ploy Asset Management Co., Ltd. *	Asset Management	-	100.00%		-	-	-	-	2,080	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	-	-	-	-	1,122	1,122	929	923
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	21	21	107	73	21	21	107	73
Progress Plus Co., Ltd.	Service	100.00%	100.00%	4	4	32	24	4	4	32	24
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	237	237	292	386
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	-	-	-	-	6	6	20	16
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	5	5	15	15	5	5	15	15
Progress Management Co., Ltd.	Service	100.00%	100.00%	6	6	24	17	6	6	24	17
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	900	210	706	121
Progress Software Co., Ltd.	Service	100.00%	100.00%	18	18	106	62	18	18	106	62
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	100.00%	100.00%	-	-	-	-	2,003	2,003	2,015	1,983
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.98%	-	-	-	-	1,312	1,312	1,029	1,176
Progress Storage Co., Ltd.	Service	100.00%	100.00%	3	3	15	16	3	3	15	16
Progress Services Support Co., Ltd.	Service	100.00%	-	4	-	6	-	4	-	6	-

(Million Baht)

		% Shareholding Directly and indirectly		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
	Type of Business	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Progress Services Co., Ltd.	Service	100.00%	100.00%	2	2	19	18	2	2	19	18
Progress HR Co., Ltd.	Service	100.00%	100.00%	1	1	11	4	1	1	11	4
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	5	5	39	37	5	5	39	37
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	107	181	3	3	107	181
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	3	2	2	2	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	2	1	14	14	2	1
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	26	40	355	355	26	40
E.S. Industries Co., Ltd.	Industry	-	20.00%	-	11	-	11	-	11	-	11
Total				444	451	511	502	12,022	13,419	9,589	9,019
Less Allowance for impairment				(370)	(381)	(28)	(52)	(1,764)	(3,333)	(28)	(52)
Investments in Subsidiaries and Associated Companies – Net				74	70	483	450	10,258	10,086	9,561	8,967

*Ploy Asset Management Co.,Ltd. was liquidated on 22 December 2006. Investment in ordinary shares under the cost method of Baht 2,080 million was written off as of 31 December 2006

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

As of 31 December 2006 and 2005 investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Agricultural and mining	34	49	-	-
Manufacturing and commerce	20	254	20	254
Property development and construction	733	1,062	733	1,062
Infrastructure and services	277	28	272	23
Others	354	615	354	615
Total	1,418	2,008	1,379	1,954

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

As of 31 December 2006 and 2005

	Million Baht	
	2006	2005
ASSETS		
Cash and deposits at financial institution	50	71
Long-term investments, net	46	40
Investments in receivables, net	2,290	4,266
Loans, receivables and accrued interest receivables, net	3,194	3,633
Properties foreclosed, net	4,374	4,393
Equipment, net	2	4
Other assets, net	771	539
Total Assets	10,727	12,946
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	6,550	8,925
Other liabilities	90	109
Shareholders' Equity	4,087	3,912
Total Liabilities and Shareholders' Equity	10,727	12,946

Phethai Asset Management Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
Interest and dividend income	363	457
Interest expense	281	130
Net income from interest and dividend	82	327
(Reversal) bad debt and doubtful accounts	(355)	2
Loss on debt restructuring	440	432
Net expense from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	(3)	(107)
Non-interest income	468	688
Non-interest expense	293	327
Net profit	172	254
Basic earnings per share (Baht)	0.29	0.42

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	172	254
Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of financial assets	(130)	(297)
Loss on impairment of investments in receivables	69	147
(Reversal) of bad debt and doubtful accounts	(355)	2
Loss on debt restructuring	440	432
Interest income from amortization of revaluation allowance for debt restructuring	(52)	(149)
Depreciation and amortization	7	7
Loss on impairment of properties foreclosed	98	137
Loss on impairment of assets to be transferred	7	-
Loss (gain) on investment in securities	(7)	11
Reversal of loss on impairment of other assets	(8)	(36)
Increase in accrued interest payables	12	13
Decrease in accrued expenses	(9)	(3)
Net profit from operations before changes in operating assets and liabilities	244	518
(Increase) decrease in operating assets		
Investments in receivables	366	(1,709)
Loans and receivables	1,116	1,712
Properties foreclosed	733	(1,921)
Other assets	(87)	(148)
Decrease in operating liabilities		
Other liabilities	(22)	(8)
Net Cash Provided by (Used in) Operating Activities	2,350	(1,556)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for long-term investments	-	(26)
Proceeds from disposal of long-term investments	4	7
Net Cash Provided by (Used in) Investing Activities	4	(19)

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from of borrowings from financial institutions	-	5,040
Cash paid for repayment of borrowings from financial institutions	(2,375)	(3,555)
Net Cash (Used in) Provided by Financing Activities	(2,375)	1,485
Net decrease in cash and cash equivalents	(21)	(90)
Cash and cash equivalents at the beginning of the year	71	161
Cash and cash equivalents at the end of the year	50	71
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year		
Interest expense	269	117
Income tax	14	13

Progress Land and Buildings Company Limited

Condensed Balance Sheets

As of 31 December 2006 and 2005

	Million Baht	
	2006	2005
ASSETS		
Cash and deposits at financial institutions	449	89
Other current assets	10	8
Properties foreclosed, net	481	504
Premises and equipment, net	3	336
Total Assets	943	937
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	14	13
Shareholders' equity	929	924
Total Liabilities and Shareholders' Equity	943	937

Progress Land and Buildings Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
Revenues	71	49
Expense	66	36
Net profit	5	13
Earnings per share (Baht)	0.37	0.85

Kasikorn Factoring Company Limited

Condensed Balance Sheets

As of 31 December 2006 and 2005

	Million Baht	
	2006	2005
ASSETS		
Current Assets		
Cash and deposits at financial institutions	253	110
Current portion of factoring receivables, net	2,904	2,398
Current portion of finance lease receivables, net	233	78
Current portion of hire purchase receivables, net	11	5
Installation receivables, net	-	37
Other current assets	66	25
Non-Current Assets		
Factoring receivables, net	57	113
Finance lease receivables, net	820	140
Hire purchase receivable, net	4	4
Other assets	27	20
Total Assets	4,375	2,930
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	3,230	2,260
Current portion of long-term loan	215	185
Long term loan, net	520	60
Other liabilities	124	47
Shareholders' Equity	286	378
Total Liabilities and Shareholders' Equity	4,375	2,930

Kasikorn Factoring Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
Revenues	388	281
Expense	480	198
Net profit (Loss)	(92)	83
Earnings (Loss) per share (Baht)	(57.52)	52.14

Kasikorn Research Center Company Limited

Condensed Balance Sheets

As of 31 December 2006 and 2005

	Million Baht	
	2006	2005
ASSETS		
Cash and cash equivalents	21	18
Other assets	7	6
Total Assets	28	24
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	8	10
Shareholders' Equity	20	14
Total Liabilities and Shareholders' Equity	28	24

Kasikorn Research Center Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
Revenues	62	57
Expense	57	58
Net profit (Loss)	5	(1)
Earnings (Loss) per share (Baht)	45.69	(15.64)

Kasikorn Leasing Company Limited

Condensed Balance Sheets

As of 31 December 2006 and 2005

	Million Baht	
	2006	2005
ASSETS		
Current assets		
Cash and deposits at financial institution	193	92
Current portion of hire purchase receivables, net	2,852	563
Current portion of finance lease receivables, net	131	23
Loans to sales representatives receivables, net	1,039	572
Other current assets	169	211
Non-current assets		
Hire purchase receivables, net	6,779	1,595
Finance lease receivables, net	467	83
Leasehold office improvement and equipment, net	22	27
Other non current assets	10	6
Total Assets	11,662	3,172
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	905	900
Current portion of long-term loan	3,241	483
Other current liabilities	94	76
Long term loan, net	6,697	1,582
Other non current liabilities	19	5
Shareholders' Equity	706	126
Total Liabilities and Shareholders' Equity	11,662	3,172

Kasikorn Leasing Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
Revenues	515	26
Expense	625	109
Net loss	(110)	(83)
Loss per share (Baht)	(1.95)	(9.75)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

As of 31 December 2006 and 2005

	Million Baht	
	2006	2005
ASSETS		
Cash and cash equivalents	249	529
Long-term deposit with financial institution	140	-
Investments in debt and equity securities, net	21	50
Receivables from Clearing House	16	15
Securities business receivables	298	80
Leasehold office improvement and equipment, net	90	101
Other assets, net	34	43
Total Assets	848	818
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term loans from financial institutions	75	-
Payable to Clearing Houses	60	11
Securities business payables	66	83
Other Liabilities	52	38
Shareholders' Equity	595	686
Total Liabilities and Shareholders' Equity	848	818

Kasikorn Securities Public Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
Revenues	135	36
Expense	226	120
Net loss	(91)	(84)
Loss per share (Baht)	(1.51)	(1.39)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

As of 31 December 2006 and 2005

	Million Baht	
	2006	2005
ASSETS		
Cash and deposits at financial institution	369	110
Long-term deposits at financial institutions	99	-
Investments in debt and equity securities, net	482	701
Fee receivables	101	105
Premises and equipment, net	147	150
Deferred assets from business purchased, net	214	268
Other assets - net	27	20
Total Assets	1,439	1,354
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	189	169
Shareholders' Equity	1,250	1,185
Total Liabilities and Shareholders' Equity	1,439	1,354

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For the Years Ended 31 December 2006 and 2005

	Million Baht	
	2006	2005
Revenues	1,105	924
Expense	772	656
Net profit	333	268
Earnings per share (Baht)	12.27	9.86

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	2006			2005		
	(Unaudited)			(Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Ploy Asset Management Co., Ltd.	-	-	-	33	-	33
Progress Gunpai Co., Ltd.	246	138	108	170	96	74
Progress Plus Co., Ltd.	89	57	32	54	31	23
Progress Facilities Management Co., Ltd.	28	13	15	25	10	15
Progress Services Co., Ltd.	28	9	19	26	8	18
Progress Management Co., Ltd.	31	7	24	23	7	16
Progress Storage Co., Ltd.	19	4	15	20	4	16
Progress Appraisal Co., Ltd.	51	12	39	56	18	38
Progress Software Co., Ltd.	160	54	106	106	43	63
Progress HR Co., Ltd.	30	19	11	12	9	3
Progress Services Support Co., Ltd.	15	9	6	-	-	-
	697	322	375	525	226	299

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For the Years Ended 31 December

	2006 (Unaudited)				2005 (Audited)			
	Revenue	Expenses	Net Profit	Earnings per Share (Baht)	Revenue	Expenses	Net Profit (loss)	Earnings (loss) per Share (Baht)
Ploy Asset Management Co., Ltd.	-	-	-	-	412	176	236	0.52
Progress Gunpai Co., Ltd.	295	261	34	169.68	228	201	27	134.27
Progress Plus Co., Ltd.	233	228	5	20.74	155	154	1	3.44
Progress Facilities Management Co., Ltd.	73	68	5	93.20	69	65	4	87.48
Progress Services Co., Ltd.	162	151	11	550.42	155	145	10	524.66
Progress Management Co., Ltd.	56	48	8	127.64	44	39	5	79.85
Progress Storage Co., Ltd.	33	27	6	177.28	32	24	8	265.88
Progress Appraisal Co., Ltd.	157	156	1	203.16	167	159	8	1,667.26
Progress Software Co., Ltd.	258	210	48	484.53	167	144	23	225.75
Progress HR Co., Ltd.	300	292	8	792.94	21	22	(1)	(55.62)
Progress Services Support Co., Ltd.	62	60	2	54.01	-	-	-	-
	1,629	1,501	128		1,450	1,129	321	

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables as of 31 December 2006 and 2005 consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Overdrafts	131,095	123,940	128,125	118,536
Loans	272,104	271,048	277,940	266,317
Bills	236,637	207,216	245,914	217,019
Others	37,924	24,743	21,911	19,218
Total	677,760	626,947	673,890	621,090
Add Accrued interest receivable	1,813	1,745	1,628	1,319
Total	679,573	628,692	675,518	622,409
Less Allowance for doubtful accounts	(31,703)	(34,767)	(26,712)	(26,721)
Less Revaluation allowance for debt restructuring	(1,290)	(2,672)	(1,259)	(2,355)
Total	646,580	591,253	647,547	593,333

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Within 1 year	430,152	398,190	433,143	402,257
Over 1 year	249,421	230,502	242,375	220,152
Total	679,573	628,692	675,518	622,409

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	2006			2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	660,539	12	660,551	606,292	12	606,304
US Dollars	16,376	451	16,827	18,898	985	19,883
Other currencies	2,187	8	2,195	2,495	10	2,505
Total	679,102	471	679,573	627,685	1,007	628,692

(Million Baht)

	The Bank					
		2006			2005	
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	656,484	12	656,496	600,009	12	600,021
US Dollars	16,376	451	16,827	18,898	985	19,883
Other currencies	2,187	8	2,195	2,495	10	2,505
Total	675,047	471	675,518	621,402	1,007	622,409

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated 2006					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,730	487	224	177	1,058	19,676
Manufacturing and commerce	388,159	4,515	4,389	6,026	16,344	419,433
Property development and construction	35,735	701	750	1,437	4,667	43,290
Infrastructure and services	57,555	864	1,386	1,754	2,570	64,129
Housing loans	72,119	1,217	670	635	2,968	77,609
Others	52,386	685	358	269	1,423	55,121
Total	623,684	8,469	7,777	10,298	29,030	679,258
Kasikorn Securities Public Co., Ltd.						315
Total						679,573

(Million Baht)

	Consolidated 2005					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	16,011	180	102	294	1,578	18,165
Manufacturing and commerce	346,321	2,486	2,771	7,701	22,012	381,291
Property development and construction	30,339	444	579	1,808	6,912	40,082
Infrastructure and services	62,070	694	301	1,121	3,407	67,593
Housing loans	65,384	934	504	609	5,313	72,744
Others	46,463	345	259	578	1,172	48,817
Total	566,588	5,083	4,516	12,111	40,394	628,692

(Million Baht)

The Bank

2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,580	485	224	177	949	19,415
Manufacturing and commerce	380,683	4,342	4,371	6,016	12,537	407,949
Property development and construction	34,701	593	746	1,436	2,491	39,967
Infrastructure and services	55,692	823	1,385	1,749	1,568	61,217
Housing loans	72,042	1,145	670	635	2,441	76,933
Others	68,221	529	327	250	710	70,037
Total	628,919	7,917	7,723	10,263	20,696	675,518

(Million Baht)

The Bank

2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,959	180	102	294	1,378	17,913
Manufacturing and commerce	341,995	2,377	2,761	7,674	15,416	370,223
Property development and construction	29,911	422	579	1,807	4,000	36,719
Infrastructure and services	59,342	628	299	1,120	2,544	63,933
Housing loans	65,230	919	504	609	3,918	71,180
Others	60,368	335	259	578	901	62,441
Total	572,805	4,861	4,504	12,082	28,157	622,409

5. Classified by Account Status

(Million Baht)

	Consolidated 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	623,684	314,275	1	3,157*
Special Mention	8,469	2,114	2	42
Sub-Standard	7,777	3,242	100	3,242
Doubtful	10,298	3,805	100	3,805
Doubtful of Loss	29,030	14,130	100	14,130
Allowance established in excess of BOT regulations	-	-		7,327
Kasikorn Securities Public Co.,Ltd.	315	-		-
Total	679,573	337,566		31,703

(Million Baht)

	Consolidated 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	566,588	224,660	1	5,688*
Special Mention	5,083	882	2	102
Sub-Standard	4,516	1,024	20	205
Doubtful	12,111	5,239	50	2,619
Doubtful of Loss	40,394	14,678	100	14,730**
Allowance established in excess of BOT regulations	-	-		11,423
Total	628,692	246,483		34,767

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

	The Bank 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	628,919	331,340	1	3,313
Special Mention	7,917	2,056	2	40
Sub-Standard	7,723	3,226	100	3,226
Doubtful	10,263	3,794	100	3,794
Doubtful of Loss	20,696	10,201	100	10,201
Allowance established in excess of BOT regulations	-	-		6,138
Total	675,518	350,617		26,712

(Million Baht)

	The Bank 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	572,805	233,166	1	5,728
Special Mention	4,861	741	2	97
Sub-Standard	4,504	1,013	20	202
Doubtful	12,082	5,212	50	2,606
Doubtful of Loss	28,157	9,251	100	9,304**
Allowance established in excess of BOT regulations	-	-		8,784
Total	622,409	249,383		26,721

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

According to the Bank of Thailand's new regulations, dated December 7, 2006, commercial banks are required to report additional information on non-performing loans, which includes:

- NPL net refers to the non-performing loan value, net of total allowances for doubtful accounts.
- The ratio of total loans, net of allowances for doubtful accounts means the ratio of NPL net to total loans, net of total allowances for doubtful accounts.

Previously, commercial banks were required to report only information on non-performing loans (NPL gross) and the percentage of NPLs to total loans.

As of 31 December 2006 non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	20,886	27,282
Total loans used for NPL net ratio calculation [1]	658,351	660,098[2]
Ratio of total loans	3.17	4.13

As of 31 December 2006 and 2005, non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	2006		2005	
	The Bank	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	38,291	46,495	44,388	56,217
Total loans used for NPL gross ratio calculation [1]	675,756	679,312[2]	627,066	632,922[2]
Ratio of total loans	5.67	6.84	7.08	8.88

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 31 December 2006 and 2005 amounting to Baht 21,358 million and Baht 14,275 million, respectively.

As of 31 December 2006 and 2005, non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	2006				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	49,637	9,358	232	77	59,304
Total loans used for ratio Calculation*	675,756	9,358	4,277	11,279	679,312**
Percentage of total loans	7.35	100.00	5.42	0.69	8.73

(Million Baht)

	2005				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	55,656	14,424	98	-	70,178
Total loans used for ratio Calculation*	627,066	14,424	2,847	2,860	632,922**
Percentage of total loans	8.88	100.00	3.46	-	11.09

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 31 December 2006 and 2005 amounting to Baht 21,358 million and Baht 14,275 million, respectively.

As of 31 December 2006 and 2005 loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	2006			2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	69	27	15	1,093	397	61

(Million Baht)

	The Bank					
	2006			2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	69	27	15	1,049	397	16

As of 31 December 2006 and 2005 the outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,550
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,690
	Bills	At Call	Money Market Rate + Spread 1% at least	540
	Loans	1-2 Years	Fixed Rate	735
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	905
	Loans	1-5 Years	Fixed Rate	9,938

(Million Baht)

	2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,925
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,740
	Bills	At Call	Money Market Rate + Spread 1% at least	400
	Loans	1-2 Years	Fixed Rate	245
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	900
	Loans	1-4 Years	Fixed Rate	2,065

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 December 2006 and 2005 the Bank has set up the estimate for loss sharing amounting to Baht 694 million and Baht 602 million, respectively.

For the year ended 31 December 2005, the Bank transferred to TAMC sub-quality assets (two borrowers) with a gross book value (as of their transfer dates) of Baht 19 million and the estimated total transfer price was Baht 15 million.

For the year ended 31 December 2006, the Bank did not transfer to sub-quality assets TAMC. The gross book value of the assets before deducting allowance for doubtful accounts up to 31 December 2006 was Baht 14,557 million and the estimated total transfer price up to 31 December 2006 was Baht 10,123 million. As of 31 December 2006, the Bank received promissory notes from TAMC of Baht 10,123 million.

As at 31 December 2006, the Bank was informed that at the end of the fifth year anniversary, no share of loss was allocated to the Bank from TAMC.

9 TROUBLED DEBT RESTRUCTURING

During the years ended 31 December 2006 and 2005, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2006		2005		2006		2005	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	2,269	14,003	2,514	14,787	1,975	11,263	2,115	9,574
Debt restructuring contracts that incurred no losses	14,075	17,827	14,276	20,943	13,974	17,273	14,061	19,866
Total	16,344	31,830	16,790	35,730	15,949	28,536	16,176	29,440

Losses on debt restructuring for the years ended 31 December 2006 and 2005 were as follows:

(Million Baht)

	Consolidated 2006					
		The Outstanding Debt		Transferred Assets		Loss on Debt Restructuring
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	
Transfers of assets	1,723	6,255	-	Cash, land, premises and investments	3,524	2,731
Changes of repayment conditions	500	5,910	5,546	-	-	687
Debt restructuring in various forms	46	1,850	271	Cash, land, premises and investments	372	1,282
Total	2,269	14,015	5,817		3,896	4,700

(Million Baht)

Consolidated

2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,792	5,985	-	Cash, land, premises and investments	3,834	2,151
Changes of repayment conditions	617	7,081	6,548	-	-	869
Debt restructuring in various forms	105	1,721	1,028	Cash, land, premises and investments	572	422
Total	2,514	14,787	7,576		4,406	3,442

(Million Baht)

The Bank

2006

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,622	5,892	-	Cash, land, premises and investments	3,276	2,616
Changes of repayment conditions	310	3,527	3,440	-	-	363
Debt restructuring in various forms	43	1,844	269	Cash, land, premises and investments	370	1,281
Total	1,975	11,263	3,709		3,646	4,260

(Million Baht)

The Bank

2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,675	5,336	-	Cash, land, premises and investments	3,456	1,880
Changes of repayment conditions	341	2,537	2,242	-	-	512
Debt restructuring in various forms	99	1,701	1,016	Cash, land, premises and investments	566	419
Total	2,115	9,574	3,258		4,022	2,811

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the years ended 31 December 2006 and 2005 are as follows:

(Million Baht)

Consolidated

Terms of debt restructuring agreements	2006 Cases	2006 The Outstanding Debt Before Restructuring	2006 The Outstanding Debt After Restructuring	2006 End of Year	2005 Cases	2005 The Outstanding Debt Before Restructuring	2005 The Outstanding Debt After Restructuring	2005 End of Year
Less than 5 years	393	4,068	2,492	1,733	431	4,470	3,691	2,339
5 to 10 years	77	2,415	2,185	1,993	110	2,772	2,389	1,876
Over 10 years	76	1,277	1,140	1,132	181	1,560	1,496	1,163
Total	546	7,760	5,817	4,858	722	8,802	7,576	5,378

(Million Baht)

	The Bank							
	2006				2005			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Year	Cases	Restructuring	Restructuring	Year
Less than 5 years	262	2,964	1,530	960	272	2,243	1,652	1,214
5 to 10 years	54	2,090	1,862	1,705	76	1,592	1,258	1,210
Over 10 years	37	317	317	316	92	403	348	243
Total	353	5,371	3,709	2,981	440	4,238	3,258	2,667

The Bank and its subsidiaries recognized interest income from debt restructuring for the years ended 31 December 2006 and 2005 as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	705	790	604	411

As of 31 December 2006 and 2005 the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Debt restructuring contracts that incurred losses	107	89

As of 31 December 2006 and 2005 the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the year as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	4,858	5,378	2,981	2,667
Debt restructuring contracts that incurred no losses	11,585	14,502	11,516	13,800
Total	16,443	19,880	14,497	16,467

As of 31 December 2006 and 2005 the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	15,725	19,844	14,539	17,074
Debt restructuring contracts that incurred no losses	27,470	30,228	27,188	28,967
Total	43,195	50,072	41,727	46,041

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the year were as follows:

(Million Baht)

Consolidated

2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in Receivables	-	-	-	-	89	-	89
Doubtful accounts (reversal)	(2,531)	(60)	3,037	1,186	3,159	(4,096)	695
Bad debts recovered	-	-	-	-	605	-	605
Bad debts written off	-	-	-	-	(7,295)	-	(7,295)
Others	-	-	-	-	2,842	-	2,842
Balance at end of the year	3,157	42	3,242	3,805	14,130	7,327	31,703

(Million Baht)

Consolidated

2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,692	191	761	1,635	18,928	14,182	41,389
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	472	(75)	(559)	971	2,699	(2,958)	550
Bad debts recovered	-	-	-	-	955	-	955
Bad debts written off	-	-	-	-	(6,133)	-	(6,133)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Allowance for loans transferred to KBank	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Kasikorn Factoring Co., Ltd*	26	2	3	13	33	6	83
Others	-	-	-	-	(557)	800	243
Balance at end of the year	5,688	102	205	2,619	14,730	11,423	34,767

*As of 31 December 2005 , allowance for receivables of Kasikorn Factoring Co., Ltd. has been classified under BoT regulations.

(Million Baht)

The Bank

2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in Receivables	-	-	-	-	83	-	83
Doubtful accounts (reversal)	(2,415)	(57)	3,024	1,188	2,002	(2,646)	1,096
Bad debt recovered	-	-	-	-	605	-	605
Bad debt written off	-	-	-	-	(4,902)	-	(4,902)
Others	-	-	-	-	3,109	-	3,109
Balance at end of the year	3,313	40	3,226	3,794	10,201	6,138	26,712

(Million Baht)

	The Bank						
	2005						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,175	100	761	1,635	11,831	9,866	29,368
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	553	(3)	(559)	971	1,179	(1,082)	1,059
Bad debt recovered	-	-	-	-	955	-	955
Bad debt written off	-	-	-	-	(5,108)	-	(5,108)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Others	-	-	-	-	(74)	-	(74)
Balance at end of the year	5,728	97	202	2,606	9,304	8,784	26,721

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the year were as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Balance at beginning of the year	2,672	4,878	2,355	2,297
Increase	552	552	505	432
Decrease due to writing off	(2,076)	(665)	(2,076)	(665)
Transfer on loan disposal	-	(1,257)	-	-
Change of classification	(115)	(464)	167	355
Amortization to interest income	(136)	(372)	(84)	(64)
Others	392	-	392	-
Balance at end of the year	1,289	2,672	1,259	2,355

12 PROPERTIES FORECLOSED

Properties foreclosed as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated 2006			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	19,984	5,186	(7,149)	18,021
1.2 Movable assets	28	-	-	28
Total	20,012	5,186	(7,149)	18,049
2. Others	752	1	(74)	679
Total Foreclosed Properties	20,764	5,187	(7,223)	18,728
Less Allowances for impairment	(3,301)	(651)	1,720	(2,232)
Total Foreclosed Properties – net	17,463	4,536	(5,503)	16,496

(Million Baht)

	Consolidated 2005			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	20,263	5,139	(5,418)	19,984
1.2 Movable assets	28	-	-	28
Total	20,291	5,139	(5,418)	20,012
2. Others	926	-	(174)	752
Total Foreclosed Properties	21,217	5,139	(5,592)	20,764
Less Allowances for impairment	(3,820)	(381)	900	(3,301)
Total Foreclosed Properties – net	17,397	4,758	(4,692)	17,463

(Million Baht)

Type of Foreclosed Properties	The Bank 2006 Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,036	4,197	(5,932)	13,301
1.2 Movable assets	28	-	-	28
Total	15,064	4,197	(5,932)	13,329
2. Others	161	1	(56)	106
Total Foreclosed Properties	15,225	4,198	(5,988)	13,435
Less Allowances for impairment	(2,622)	(541)	1,367	(1,796)
Total Foreclosed Properties - net	12,603	3,657	(4,621)	11,639

(Million Baht)

Type of Foreclosed Properties	The Bank 2005 Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,797	3,478	(4,239)	15,036
1.2 Movable assets	28	-	-	28
Total	15,825	3,478	(4,239)	15,064
2. Others	246	-	(85)	161
Total Foreclosed Properties	16,071	3,478	(4,324)	15,225
Less Allowances for impairment	(3,336)	(63)	777	(2,622)
Total Foreclosed Properties - net	12,735	3,415	(3,547)	12,603

Transfer of Non-Performing Assets to Bangkok Commercial Asset Management Co., Ltd. (BAM)

On 9 October 2006, the Bank entered into an agreement with Bangkok Commercial Asset Management Co., Ltd. (BAM) for the transfer of non-performing assets (NPA), as of 30 November 2006. The transfer price would be prorated by the appraised value of each property varied by liquidity condition of the asset. This is in compliance with Bank of Thailand Directive, Re: "Requirements and Operational Procedures for Asset Management Companies," dated 27 November 2000, and the Royal Decree on Asset Management Companies, B.E. 2541. The Bank is required to complete the classification of NPA within 120 days from the agreement-signing date. BAM will examine the assets before confirming to the Bank the purchase price on individual assets within 30 days from the date of asset classification made by the Bank. The Bank and BAM will enter into a sell and purchase agreement within 30 days from the signing date of a NPA transfer agreement. The Bank will then submit relevant ownership documents to BAM within 30 days from the signing date of the NPA transfer agreement. Payment for NPA will be in the form of non-interest bearing promissory notes. The term of the promissory notes will depend upon the liquidity of NPA being transferred. No NPA have been transferred to BAM as of 31 December 2006.

13 CLASSIFIED ASSETS

As of 31 December 2006 and 2005, assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower,were as follows:

(Million Baht)

	Consolidated 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	624,400	-	-	624,400
Special Mention	-	8,382	-	-	8,382
Sub-Standard	-	7,777	-	-	7,777
Doubtful	-	10,298	-	-	10,298
Doubtful of Loss	3,195	29,030	1,340	705	34,270
Total	3,195	679,887	1,340	705	685,127

(Million Baht)

	Consolidated 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	571,646	-	-	571,646
Special Mention	-	5,039	-	-	5,039
Sub-Standard	-	4,515	-	-	4,515
Doubtful	-	12,110	-	-	12,110
Doubtful of Loss	3,526	40,395	1,712	773	46,406
Total	3,526	633,705	1,712	773	639,716

(Million Baht)

	The Bank 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	629,635	-	-	629,635
Special Mention	-	7,830	-	-	7,830
Sub-Standard	-	7,723	-	-	7,723
Doubtful	-	10,263	-	-	10,263
Doubtful of Loss	3,009	20,696	995	691	25,391
Total	3,009	676,147	995	691	680,842

(Million Baht)

	The Bank 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	577,862	-	-	577,862
Special Mention	-	4,817	-	-	4,817
Sub-Standard	-	4,504	-	-	4,504
Doubtful	-	12,083	-	-	12,083
Doubtful of Loss	3,405	28,156	1,402	745	33,708
Total	3,405	627,422	1,402	745	632,974

14 PREMISES AND EQUIPMENT

Changes in premises and equipment for the years ended 31 December 2006 and 2005 are summarized as follows:

(Million Baht)

Consolidated

2006

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,945	29	13	(91)	(1)	2,895	-	-	-	-	-	449	(18)	431	2,496	2,464
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	-	6,127	6,127
Building																
Cost	9,490	2	32	(420)	-	9,104	3,524	197	(81)	-	3,640	250	(91)	159	5,716	5,305
Revalued cost	6,967	-	-	-	-	6,967	3,070	142	-	-	3,212	-	-	-	3,897	3,755
Equipment	12,748	20	1,762	(174)	(18)	14,338	10,194	741	(169)	(15)	10,751	-	-	-	2,554	3,587
Others	712	2,265	4	(17)	(1,833)	1,131	61	21	(14)	-	68	-	-	-	651	1,063
Total	38,989	2,316	1,811	(702)	(1,852)	40,562	16,849	1,101	(264)	(15)	17,671	699	(109)	590	21,441	22,301

(Million Baht)

Consolidated

2005

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,945	-	-	-	-	-	2,945	-	-	-	-	-	-	483	(34)	449	2,462	2,496
Revalued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
Building																		
Cost	9,316	-	174	-	-	-	9,490	3,322	203	-	-	(1)	3,524	334	(84)	250	5,660	5,716
Revalued cost	4,887	-	-	2,080	-	-	6,967	2,082	147	841	-	-	3,070	-	-	-	2,805	3,897
Equipment	11,955	91	968	-	(105)	(161)	12,748	9,777	662	-	(102)	(143)	10,194	1	(1)	-	2,177	2,554
Others	734	1,126	3	-	(7)	(1,144)	712	48	15	-	(4)	2	61	-	-	-	686	651
Total	35,794	1,217	1,145	2,250	(112)	(1,305)	38,989	15,229	1,027	841	(106)	(142)	16,849	818	(119)	699	19,747	21,441

Depreciation presented in the statement of income of the Bank and its subsidiaries for the years ended 31 December 2006 and 2005 amounted to Baht 1,101 million and Baht 1,027 million, respectively (including depreciation on building revaluation of Baht 142 million and Baht 147 million, respectively). As of 31 December 2006 and 2005, premises and equipment with an original cost of Baht 8,330 million and Baht 7,997 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

2006

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment		Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance	Ending Balance
Land															
Cost	2,851	29	13	-	(1)	2,892	-	-	-	-	-	431	431	2,420	2,461
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	6,127	6,127
Building															
Cost	8,847	-	28	-	-	8,875	3,369	177	-	-	3,546	159	159	5,319	5,170
Revalued cost	6,967	-	-	-	-	6,967	3,070	142	-	-	3,212	-	-	3,897	3,755
Equipment	12,617	4	1,764	(163)	(18)	14,204	10,150	721	(160)	(15)	10,696	-	-	2,467	3,508
Others	577	2,236	-	-	(1,822)	991	-	-	-	-	-	-	-	577	991
Total	37,986	2,269	1,805	(163)	(1,841)	40,056	16,589	1,040	(160)	(15)	17,454	590	590	20,807	22,012

(Million Baht)

The Bank

2005

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,851	-	-	-	-	-	2,851	-	-	-	-	-	-	465	(34)	431	2,386	2,420
Revalued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
Building																		
Cost	8,673	-	174	-	-	-	8,847	3,188	181	-	-	-	3,369	240	(81)	159	5,245	5,319
Revalued cost	4,887	-	-	2,080	-	-	6,967	2,082	147	841	-	-	3,070	-	-	-	2,805	3,897
Equipment	11,914	3	957	-	(96)	(161)	12,617	9,745	650	-	(94)	(151)	10,150	1	(1)	-	2,168	2,467
Others	659	1,061	-	-	-	(1,143)	577	-	-	-	-	-	-	-	-	-	659	577
Total	34,941	1,064	1,131	2,250	(96)	(1,304)	37,986	15,015	978	841	(94)	(151)	16,589	706	(116)	590	19,220	20,807

Depreciation presented in the statement of income of the Bank for the years ended 31 December 2006 and 2005 amounted to Baht 1,040 million and Baht 978 million, respectively including depreciation on building revaluation of Baht 142 million and Baht 147 million, respectively). As of 31 December 2006 and 2005, premises and equipment with an original cost of Baht 8,285 million and Baht 7,912 million, respectively, were fully depreciated but still in use.

15 INTANGIBLE ASSETS

Changes in intangible assets for the years ended 31 December 2006 and 2005 are summarized as follows:

(Million Baht)

Consolidated

2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	62	(1)	943	463	48	(1)	510	-	-	-	419	433
Application software	5,152	1,396	(377)	6,171	2,076	524	(3)	2,597	54	(46)	8	3,022	3,566
Goodwill	1,436	-	-	1,436	(18)	143	-	125	-	-	-	1,454	1,311
Others	12	-	-	12	7	4	-	11	-	-	-	5	1
Total	7,482	1,458	(378)	8,562	2,528	719	(4)	3,243	54	(46)	8	4,900	5,311

(Million Baht)

Consolidated

2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	830	56	(4)	882	417	52	(6)	463	-	-	-	413	419
Application softwares	4,539	827	(214)	5,152	1,769	394	(87)	2,076	175	(121)	54	2,595	3,022
Goodwill	436	1,000	-	1,436	(74)	56	-	(18)	-	-	-	510	1,454
Others	5	7	-	12	-	2	5	7	-	-	-	5	5
Total	5,810	1,890	(218)	7,482	2,112	504	(88)	2,528	175	(121)	54	3,523	4,900

Amortization presented in the statement of income of the Bank and its subsidiaries for the years ended 31 December 2006 and 2005 amounted to Baht 719 million and Baht 504 million, respectively. As of 31 December 2006 and 2005, intangible assets with an original cost of Baht 1,175 million and Baht 1,079 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	62	(1)	943	463	48	(1)	510	-	-	-	419	433
Application software	5,077	1,386	(377)	6,086	2,038	512	(3)	2,547	54	(46)	8	2,985	3,531
Total	5,959	1,448	(378)	7,029	2,501	560	(4)	3,057	54	(46)	8	3,404	3,964

(Million Baht)

The Bank

2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	830	56	(4)	882	417	52	(6)	463	-	-	-	413	419
Application softwares	4,492	798	(213)	5,077	1,741	385	(88)	2,038	175	(121)	54	2,576	2,985
Total	5,322	854	(217)	5,959	2,158	437	(94)	2,501	175	(121)	54	2,989	3,404

Amortization presented in the statement of income of the Bank for the years ended 31 December 2006 and 2005 amounted to Baht 560 million and Baht 437 million, respectively. As of 31 December 2006 and 2005, intangible assets with an original cost of Baht 1,152 million and Baht 1,060 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits as of 31 December 2006 and 2005 were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Current	41,577	39,702	41,914	39,962
Savings	345,358	390,021	345,669	390,891
Term				
- Less than 6 months	177,525	190,220	177,525	190,220
- 6 months and less than 1 year	107,672	17,408	108,092	17,408
- 1 year and over 1 year	78,853	52,986	78,853	52,986
Total	750,985	690,337	752,053	691,467

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Within 1 year	746,821	678,980	747,889	680,110
Over 1 year	4,164	11,357	4,164	11,357
Total	750,985	690,337	752,053	691,467

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	2006			2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	727,487	17,471	744,958	670,443	16,169	686,612
US Dollars	5,314	123	5,437	3,068	114	3,182
Other currencies	513	77	590	487	56	543
Total	733,314	17,671	750,985	673,998	16,339	690,337

(Million Baht)

	The Bank					
	2006			2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	728,555	17,471	746,026	671,573	16,169	687,742
US Dollars	5,314	123	5,437	3,068	114	3,182
Other currencies	513	77	590	487	56	543
Total	734,382	17,671	752,053	675,128	16,339	691,467

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated					
	2006			2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	10,122	10,122	-	8,087	8,087
Commercial banks	1,248	2	1,250	1,205	520	1,725
Other banks	133	-	133	101	-	101
Finance, securities and credit foncier companies	1,381	26	1,407	2,989	1,260	4,249
Other financial institutions	898	2,581	3,479	658	2,431	3,089
Total Domestic	3,660	12,731	16,391	4,953	12,298	17,251
2. Foreign						
US Dollars	484	-	484	42	-	42
Yen	-	-	-	55	-	55
Euro	-	-	-	-	-	-
Other currencies	733	-	733	345	-	345
Total Foreign	1,217	-	1,217	442	-	442
Total Domestic and Foreign	4,877	12,731	17,608	5,395	12,298	17,693

(Million Baht)

	The Bank					
	2006			2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	10,122	10,122	-	8,087	8,087
Commercial banks	1,284	3	1,287	1,066	400	1,466
Other banks	133	-	133	101	-	101
Finance, securities and						
credit foncier companies	1,381	386	1,767	2,989	1,260	4,249
Other financial institutions	898	2,581	3,479	658	2,431	3,089
Total Domestic	3,696	13,092	16,788	4,814	12,178	16,992
2. Foreign						
US Dollars	484	-	484	42	-	42
Yen	-	-	-	55	-	55
Euro	-	-	-	-	-	-
Other currencies	733	-	733	345	-	345
Total Foreign	1,217	-	1,217	442	-	442
Total Domestic and Foreign	4,913	13,092	18,005	5,256	12,178	17,434

18 SHORT-TERM BORROWINGS

The Bank has issued short-term unsubordinated debentures in name certificate without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

Short-term borrowings as of 31 December 2006 and 2005 consisted of :

(Million Baht)

	Consolidated					
	2006			2005		
Project	Maturity(Days)	Interest Rate (%)	Amount	Maturity(Days)	Interest Rate (%)	Amount
1/2548	91-270	4.98-5.20	6,576	123-270	4.11-4.46	6,328
2/2548	168-270	5.13-5.30	5,280	90	3.25	488
1/2549	112-269	4.98-5.20	6,545	-	-	-
2/2549	83-188	4.98-5.00	6,960	-	-	-
Other borrowing	90-186	4.875	1,259	-	-	-
Total			26,620			6,816

(Million Baht)

The Bank						
		2006			2005	
Project	Maturity(Days)	Interest Rate (%)	Amount	Maturity(Days)	Interest Rate (%)	Amount
1/2548	91-270	4.98-5.20	6,576	123-270	4.11-4.46	6,328
2/2548	168-270	5.13-5.30	5,280	90	3.25	488
1/2549	112-269	4.98-5.20	6,545	-	-	-
2/2549	83-188	4.98-5.00	6,960	-	-	-
Other borrowing	90-186	4.875-5.4375	1,447	-	-	-
Total			26,808			6,816

19 LONG-TERM BORROWINGS

Long-term borrowings as of 31 December 2006 and 2005 consisted of :

(Million Baht)

	Consolidated and The Bank					
		2006			2005	
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	7,174	7,174	-	8,170	8,170
Subordinated Debentures						
KASIKORNBANK Plc. No.3	12,000	-	12,000	12,000	-	12,000
Total	12,000	7,174	19,174	12,000	8,170	20,170

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

SUBORDINATED DEBENTURES NO.3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax

purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

20 WARRANTS

A resolution was passed by the Extraordinary Meeting of Shareholders held on 11 August 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	1 – 31 August 2000	7 – 28 December 2001	2 – 30 December 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date	June and December	June and December	March , June ,
(every last business day)			September and December
7. Term of exercise period	28 Dec. 2001 – 30 Dec.2005	30 Dec. 2002 – 29 Dec. 2006	30 Dec. 2003 – 30 Dec. 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

Number of Unit

The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of 1 January 2005	4,638,600	1,667,500	18,692,254	24,998,354
Less Exercised	(4,307,660)	(824,680)	(6,161,060)	(11,293,400)
Less Exercise right terminated by employee's retirement	(71,640)	(31,300)	(448,326)	(551,266)
Less Exercise right expired	(259,300)	-	-	(259,300)
Ending balance as of 31 December 2005	-	811,520	12,082,868	12,894,388
Less Exercised	-	(635,760)	(4,784,398)	(5,420,158)
Less Exercise right terminated by employee's retirement	-	(57,340)	(428,890)	(486,230)
Less Exercise right expired	-	(118,420)	-	(118,420)
Ending balance as of 31 December 2006	-	-	6,869,580	6,869,580

21 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2006 was based on profit attributable to ordinary shareholders of Baht 13,664 million (2005: Baht 13,930 million) and the weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 2,381,473,532 shares (2005: 2,371,366,311 shares)

	Consolidated and The Bank			
	Share capital		Number of the weighted average number of ordinary shares (Shares)	
	Number of shares	Amount (Million Baht)	For the Years Ended 31 December	
			2006	2005
Issued ordinary shares as of 1 January 2005	2,363,624,537	23,636	2,373,293,667	2,363,624,537
Add:				
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)				
2005				
11 January :	6,270,030	63		6,098,248
11 April :	879,298	9		638,395
12 July :	1,769,226	18		838,565
12 October:	750,576	7		166,566
	9,669,130	97		
Issued ordinary shares as of 31 December 2005	2,373,293,667	23,733		
2006				
11 January :	7,894,300	79	7,678,018	
11 April :	390,600	4	283,586	
12 July :	362,566	3	171,847	
11 October :	206,600	2	46,414	
	8,854,066	88	8,179,865	7,741,774
Issued ordinary shares as of 31 December 2006	2,382,147,733	23,821		
Weighted average number of ordinary shares as of 31 December			2,381,473,532	2,371,366,311

22 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 31 December 2006 and 2005 were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management companies as follows:

		(Million Baht)
	2006	2005
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	41,725	41,470
Legal reserves	1,470	770
Net income after appropriation	28,742	20,068
Total Tier 1 Capital	71,937	62,308
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,877	1,947
Surplus on marketable equity securities revaluation	105	134
Provision for normal assets	4,053	5,748
Subordinated debentures	19,136	20,132
Total Tier 2 Capital	29,459	32,249
Total Capital Requirements	101,396	94,557

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	2006	2005
Total Capital Requirements	14.74	14.47
Tier-1 Capital	10.45	9.53

23 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand requires that subsidiary companies shall allocate not less 5 percent of its annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

24 DIVIDEND PAYMENTS

On 8 April 2005, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2004 at the rate of Baht 1 per share, totaling Baht 2,370 million, which was paid on 18 April 2005.

On 7 April 2006, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2005 at the rate of Baht 1.25 per share, totaling Baht 2,976 million, which was paid on 18 April 2006.

On 31 August 2006, the Board of Directors Meeting the Bank approved to pay dividends from the six month operating results at the rate of Baht 0.50 per share, totaling Baht 1,191 million, which was paid on 27 September 2006.

25 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) for the years ended 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
General customers	695	554	1,096	1,059
Financial institutions	(43)	45	(43)	45
Total	652	599	1,053	1,104

26 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring for the years ended 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans)	552	552	505	432
Transferred assets lower than investments in receivables	4,215	2,511	3,822	1,999
Total	4,767	3,063	4,327	2,431

27 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Deposits	438	79
Government bonds	5,581	6,719
State enterprise bonds	3,136	3,252
Foreign bonds	145	2,835
Total	9,300	12,885

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

28 CONTINGENCIES

Contingencies as of 31 December 2006 and 2005 consisted of:

(Million Baht)

	Consolidated					
	2006			2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	441	-	441	505	-	505
Letters of indemnity-borrowing	20	178	198	2	241	243
Other guarantees	49,767	6,016	55,783	41,799	5,872	47,671
Letters of credit	1,161	18,039	19,200	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	25,911	173,130	199,041	15,495	144,618	160,113
Sale agreements	15,007	293,294	308,301	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	165,554	63,315	228,869	83,787	34,422	118,209
Sale agreements	165,129	47,826	212,955	83,787	30,936	114,723
Credit Default Swap	-	721	721	-	5,955	5,955
Unused credit line of overdraft	118,482	-	118,482	116,263	-	116,263
Others	760	5,545	6,305	774	6,298	7,072
Total	542,232	608,064	1,150,296	352,914	496,786	849,700

(Million Baht)

	The Bank					
	2006			2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	441	-	441	505	-	505
Letters of indemnity-						
borrowing	20	178	198	2	241	243
Other guarantees	49,753	5,889	55,642	41,787	5,748	47,535
Letters of credit	1,161	18,039	19,200	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	25,911	173,130	199,041	15,495	144,618	160,113
Sale agreements	15,007	293,294	308,301	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	165,554	63,315	228,869	83,787	34,422	118,209
Sale agreements	165,129	47,826	212,955	83,787	30,936	114,723
Credit Default Swap	-	721	721	-	5,955	5,955
Unused credit line of						
overdraft	118,482	-	118,482	116,263	-	116,263
Others	706	5,545	6,251	774	6,298	7,072
Total	542,164	607,937	1,150,101	352,902	496,662	849,564

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 13,594 million and Baht 9,198 million as of 31 December 2006 and 2005, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

29 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, as of 31 December 2006 and 2005 are summarized as follows:

(Million Baht)

	Consolidated	
	2006 End of Year	2005 End of Year
Loans		
1. Executive officers	23	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,159	1,127
Total	1,182	1,150
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	95	51
Total	95	51

(Million Baht)

	The Bank	
	2006 End of Year	2005 End of Year
Loans		
1. Executive officers	23	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	22,594	15,401
Total	22,617	15,424
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	152	61
Total	152	61

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Directly and Indirectly 31 December 2006	31 December 2005	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	-	100.00%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.98%	Ordinary share	Securities Business
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support	Subsidiary	100.00%	-	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	31 December 2006	31 December 2005
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	8,925	7,440
Addition (deduction)	(2,375)	1,485
Ending balance	6,550	8,925
- Ploy Asset Management Co., Ltd.		
Beginning balance	-	5,665
Deductions	-	(5,665)
Ending balance	-	-
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	26	13
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	52	71
- Ploy Asset Management Co., Ltd.	-	33

(Million Baht)

	The Bank	
	For the Year Ended 31 December	
	2006	2005
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	281	106
- Ploy Asset Management Co., Ltd.	-	12

In March 2005, Ploy Asset Management Company Limited sold its entire assets to the Bank and Phethai Asset Management Company Limited on a mutually agreed basis as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in receivables	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy - AMC registered its discontinuance of operation with the Ministry of Commerce on 30 June 2005 and was liquidated on 22 December 2006.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, were pledged as collateral. As of 31 December 2006 and 2005 the pledged deposits were Baht 52 million and Baht 71 million, respectively.

As at 31 December 2006 and 2005, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 66 million and Baht 89 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies as of 31 December 2006 and 2005 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	10,843	2,965
- Kasikorn Factoring Co., Ltd.	-	-	3,965	2,385
Interbank and Money Market Items (Assets)				
Subsidiary Companies				
- Kasikorn Securities Public Co., Ltd.	-	-	75	-
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	23	23
- Kasikorn Leasing Co., Ltd.	-	-	14	10
Deposits				
Subsidiary Companies				
- Progress Land and Buildings Co., Ltd.	-	-	449	89
- Kasikorn Leasing Co., Ltd.	-	-	269	231
- Kasikorn Factoring Co., Ltd.	-	-	254	110
- Progress Gunpai Co., Ltd.	116	78	116	78
- Progress Software Co., Ltd.	82	23	82	23
- Progress Plus Co., Ltd.	26	13	26	13
- Progress Service Co., Ltd.	26	24	26	24
- Progress Appraisal Co., Ltd.	24	31	24	31
- Kasikorn Asset Management Co., Ltd.	-	-	23	21
- Kasikorn Research Center Co., Ltd.	-	-	21	18
- Progress Facilities Management Co., Ltd.	21	19	21	19

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Deposits				
Subsidiary Companies				
- Progress Management Co., Ltd.	15	13	15	13
- Progress Storage Co., Ltd.	13	15	13	15
Associated Companies				
- Processing Center Co., Ltd.	8	38	8	38
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	397	518
Borrowings				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	314	-
Other Liabilities				
Subsidiary Companies				
- Progress HR Co., Ltd.	289	9	289	9
- Progress Software Co., Ltd.	60	33	60	33
- Progress Plus Co., Ltd.	39	19	39	19
Contingencies				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	45	-
Associated Companies				
- E.S. Industry Co., Ltd.	-	16	-	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of 31 December 2006 and 2005, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 7 million and Baht 1 million, respectively.

For the year 2005, the Bank had sold government bonds to Kasikorn Securities Public Co., Ltd in the amount of Baht 3,170 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for the years ended 31 December 2006 and 2005 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Subsidiary Companies				
Revenue:				
Interest income	-	-	580	81
Dividend income	-	34	268	187
Fee income	-	-	268	203
Other income	13	12	42	27
Expenses:				
Interest expenses	-	-	29	-
Personnel expenses	-	-	109	-
Other expenses	1,166	1,003	1,227	1,060
Associated Companies				
Expenses:				
Other expenses	48	44	48	44

The Bank has entered into a human resource management agreement with Kasikorn Securities Public Company Limited for rendering human resource service, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving a notice within 60 days prior to the termination date. The monthly service charge is based on the actual expenses incurred.

For the period ending 31 December 2006, the Bank incurred the expenses amounting to Baht 109 million, presented as personnel expenses in the statement of income.

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence as of 31 December 2006 and 2005 were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Loans		
- Charoen Pokphand Foods Public Co., Ltd.	655	1,032
- Quality Houses Public Co., Ltd.	439	270
- Bangkok Glass Industry Co., Ltd.	344	592
- Thanakorn Vegetable Oil Products Co., Ltd.	240	272
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	130	26
- Dole Thailand Co., Ltd.	69	-
- Loxley Public Co., Ltd.	47	156
- Manager Media Group Public Co., Ltd.	35	35
- Jutha Maritime Public Co., Ltd.	10	9
- T T & T Public Co., Ltd.	-	2,900
- Bank of Asia Public Co., Ltd.	-	400
Deposits		
- Serm Suk Public Co., Ltd.	430	247
- Muang Thai Life Assurance Co., Ltd.	349	316
- Thai Airways international Public Co., Ltd.	342	- *
- Phatra Insurance Public Co., Ltd.	256	31
- Thai British Security Printing Public Co., Ltd.	121	66
- Loxley Public Co., Ltd.	104	49
- Com - Link Co., Ltd.	95	100
- Mitsubishi Elevator Asia Co., Ltd.	79	77
- Aspac Oil (Thailand) Co., Ltd.	58	35
- Smithithada Co., Ltd.	52	33
- Sermsuk Beverage Co., Ltd.	46	118
- SCB Securities Co., Ltd.	44	-
- Sup Wattana Co., Ltd.	38	-
- Bangkok Glass Industry Co., Ltd.	37	82
- The Lamsam Estate Co., Ltd.	30	-
- CS Loxinfo Public Co., Ltd.	27	19

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Deposits		
- Nithi Thamrong Co., Ltd.	24	19
- Loxley Trading Co., Ltd.	14	1
- Globex securities Co., Ltd.	14	38
- Trinity Securities Co., Ltd.	12	-
- Phatra Real Estate Public Co., Ltd.	11	33
- Manager Media Group Public Co., Ltd.	11	5
- Chanaporn Co., Ltd.	10	8
- Avant Development Co., Ltd.	10	-
- Ngow Hock Agency Co., Ltd.	6	24
- Suttawong Place Co., Ltd.	6	10
- Siam Food Products Public Co., Ltd.	5	35
- Charoen Pokphand Foods Public Co., Ltd.	5	12
- Loxley Information Services Co., Ltd.	3	20
- Suludee Co., Ltd.	1	30
- Ruam Samphant Co., Ltd.	1	27
- T T & T Public Co., Ltd.	-	625
- Siam Motors Parts Co., Ltd.	-	39
Contingencies		
- Thai Airways international Public Co., Ltd.	1,110	- *
- Charoen Pokphand Foods Public Co., Ltd.	717	1,333
- Siam Food Products Public Co., Ltd.	713	16
- Loxley Public Co., Ltd.	388	143
- Quality Houses Public Co., Ltd.	267	1
- Bangkok Glass Industry Co., Ltd.	132	90
- Yip In Tsoi & Jacks Ltd.	84	30
- Dole Thailand Co., Ltd.	76	125
- Com - Link Co., Ltd.	71	72
- Loxley Trading Co., Ltd.	43	43
- Serm Suk Public Co., Ltd.	38	43
- Samart Telcom Public Co., Ltd.	30	41
- SCT Co., Ltd.	26	6

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Contingencies		
- Thai British Security Printing Public Co., Ltd.	22	20
- Thanakorn Vegetable Oil Products Co., Ltd.	17	17

* In 2005 the company was not the Bank's related party.

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank as of 31 December 2006 and 2005 are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Loans	35	35
Deposits	1,338	1,144

30 BENEFITS OF DIRECTORS' AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

31 COMMITMENTS

Capital Commitments

(Million Baht)

	Consolidated	
	2006	2005
Contracted but not provided for	3,507	2,976
Authorized but not contracted for	26	320
Total	3,533	3,296

(Million Baht)

	The Bank	
	2006	2005
Contracted but not provided for	3,498	2,950
Authorized but not contracted for	26	320
Total	3,524	3,270

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. As of 31 December 2006 and 2005 the Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2006	The Bank 2006
Land/building lease agreements	1 January 2007 – 17 October 2027	564	549
Vehicle lease agreements	1 January 2007 – 30 November 2011	429	403
Others	1 January 2007 – 19 January 2011	20	-
Total		1,013	952

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2005	The Bank 2005
Land/building lease agreements	1 January 2006 – 17 October 2027	467	437
Vehicle lease agreements	1 January 2006 – 30 November 2010	442	418
Total		909	855

2. Service Agreements

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 31 December 2006 and 2005, the Bank is committed to pay a total service fee of Baht 3,919 million and Baht 5,090 million respectively.

32 EVENTS AFTER BALANCE SHEET DATE

On 11 January 2007, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 4,460,392 shares at Baht 10 par value, totaling Baht 44,603,920 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of 11 January 2007, the Bank had total paid-up share capital of Baht 23,866,081,250.

33 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	925,340	28,097	953,437	(17,928)	935,509
Interbank and money market items - net (assets)	76,929	5,913	82,842	-	82,842
Investments – net	80,421	21,566	101,987	-	101,987
Loans	677,302	458	677,760	-	677,760
Deposits	750,981	4	750,985	-	750,985
Interbank and money market items (liabilities)	17,142	466	17,608	-	17,608
Borrowings	38,619	7,174	45,793	-	45,793
Contingencies	1,163,343	16,040	1,179,383	(29,087)	1,150,296

(Million Baht)

	Consolidated 31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,402	43,272	869,674	(32,365)	837,309
Interbank and money market items - net (assets)	53,862	12,067	65,929	-	65,929
Investments – net	68,881	30,684	99,565	-	99,565
Loans	626,868	78	626,946	-	626,946
Deposits	690,333	4	690,337	-	690,337
Interbank and money market items (liabilities)	17,693	-	17,693	-	17,693
Borrowings	18,816	8,170	26,986	-	26,986
Contingencies	843,017	24,218	867,235	(17,535)	849,700

(Million Baht)

	The Bank				
	31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	926,522	28,097	954,619	(17,928)	936,691
Interbank and money market items-net (assets)	76,966	5,913	82,879	-	82,879
Investments – net	88,316	21,566	109,882	-	109,882
Loans	673,432	458	673,890	-	673,890
Deposits	752,049	4	752,053	-	752,053
Interbank and money market items (liabilities)	17,539	466	18,005	-	18,005
Borrowings	38,808	7,174	45,982	-	45,982
Contingencies	1,163,148	16,040	1,179,188	(29,087)	1,150,101

(Million Baht)

	The Bank				
	31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,793	43,272	870,065	(32,365)	837,700
Interbank and money market items-net (assets)	53,801	12,067	65,868	-	65,868
Investments – net	75,382	30,685	106,067	-	106,067
Loans	621,012	78	621,090	-	621,090
Deposits	691,463	4	691,467	-	691,467
Interbank and money market items (liabilities)	17,434	-	17,434	-	17,434
Borrowings	18,816	8,170	26,986	-	26,986
Contingencies	842,881	24,218	867,099	(17,535)	849,564

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated For the Years Ended 31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	51,184	1,392	52,576	(766)	51,810
Interest expense	16,531	1,432	17,963	(766)	17,197
Net income (expense) from interest and dividend	34,653	(40)	34,613	-	34,613
Non-interest income	14,156	3	14,159	-	14,159
Non-interest expense	30,837	147	30,984	-	30,984
Income (loss) before income tax	17,972	(184)	17,788	-	17,788

(Million Baht)

	Consolidated For the Years Ended 31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	37,574	1,052	38,626	(560)	38,066
Interest expense	6,597	1,246	7,843	(560)	7,283
Net income (expense) from interest and dividend	30,977	(194)	30,783	-	30,783
Non-interest income	11,704	599	12,303	(1)	12,302
Non-interest expense	25,056	33	25,089	(1)	25,088
Income before income tax	17,625	372	17,997	-	17,997

(Million Baht)

	The Bank For the Years Ended 31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	50,874	1,392	52,266	(766)	51,500
Interest expense	16,557	1,432	17,989	(766)	17,223
Net income (expense) from interest and dividend	34,317	(40)	34,277	-	34,277
Non-interest income	13,039	3	13,042	-	13,042
Non-interest expense	29,527	147	29,674	-	29,674
Income (loss) before income tax	17,829	(184)	17,645	-	17,645

(Million Baht)

	The Bank				
	For the Years Ended 31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,838	1,052	37,890	(560)	37,330
Interest expense	6,562	1,246	7,808	(560)	7,248
Net income (expense) from interest and dividend	30,276	(194)	30,082	-	30,082
Non-interest income	10,865	599	11,464	(1)	11,463
Non-interest expense	23,714	33	23,747	(1)	23,746
Income before income tax	17,427	372	17,799	-	17,799

34 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities. Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to the best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of 31 December 2006 and 2005 is as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Fixed interest rate	170,619	85,325	177,386	86,108
Floating interest rate	509,008	547,597	498,370	540,958
Total Loans (including financial institutions)	679,627	632,922	675,756	627,066

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent the year ended 31 December 2006 and 2005 are as follows:

(Million Baht)

	Consolidated					
	2006			2005		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	76,278	4,102	5.38	71,122	2,002	2.81
Securities purchased under resale agreements	15,850	386	2.43	14,270	385	2.70
Investments	103,610	4,446	4.29	108,473	4,051	3.73
Loans	652,353	42,876	6.50	609,767	31,628	5.19
Total	848,091	51,810	6.11	803,632	38,066	4.74
Interest-bearing Liabilities						
Deposits	719,383	14,709	2.04	697,953	5,754	0.82
Interbank and money market items	18,558	491	2.64	14,609	337	2.31
Securities sold under repurchase agreements	12,955	22	0.17	1,641	2	0.12
Borrowings	36,760	1,975	5.37	25,298	1,190	4.70
Total	787,656	17,197	2.18	739,501	7,283	0.98

(Million Baht)

	The Bank					
	2006			2005		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	74,406	4,096	5.51	71,059	2,001	2.82
Securities purchased under resale agreements	15,850	386	2.43	14,270	385	2.70
Investments	110,651	4,325	3.91	114,127	4,025	3.53
Loans	647,490	42,693	6.59	599,604	30,919	5.16
Total	848,397	51,500	6.07	799,060	37,330	4.67
Interest-bearing Liabilities						
Deposits	720,482	14,713	2.04	698,726	5,756	0.82
Interbank and money market items	18,627	510	2.74	14,299	300	2.10
Securities sold under repurchase agreements	12,955	22	0.17	1,641	2	0.12
Borrowings	36,855	1,978	5.37	25,298	1,190	4.70
Total	788,919	17,223	2.18	739,964	7,248	0.98

Financial assets and liabilities, classified by maturity of interest repricing, as of 31 December 2006 and 2005 are shown below:

(Million Baht)

	Consolidated 2006							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	17,857	-	17,857
Interbank and money market Items	3,003	74,267	3,219	-	-	2,368	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investments	10,538	17,160	3,686	30,895	23,727	16,577	2,041	104,624
Loans	491,138	89,779	11,559	19,909	4,706	1,365	59,304	677,760
Accrued interest receivable	-	-	-	-	-	1,813	-	1,813
Customers' liability under Acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	6,535	-	6,535
Total Financial Assets	504,679	203,406	18,464	50,804	28,433	47,040	61,345	914,171
Financial Liabilities								
Deposits	345,864	181,094	177,505	5,452	-	41,070	-	750,985
Interbank and money market Items	2,246	11,271	1,067	800	-	2,224	-	17,608
Liabilities payable on demand	-	-	-	-	-	6,871	-	6,871
Borrowings	-	26,619	-	12,000	7,174	-	-	45,793
Bank's liability under Acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,389	-	9,389
Total Financial Liabilities	348,110	218,984	178,572	18,252	7,174	60,079	-	831,171
On-balance sheet items	156,569	(15,578)	(160,108)	32,552	21,259	(13,039)	61,345	83,000

(Million Baht)

Consolidated

2005

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,913	-	14,913
Interbank and money market Items	4,941	51,644	7,187	-	-	2,208	-	65,980
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investments	16,417	25,939	9,332	23,690	9,427	15,253	2,573	102,631
Loans	429,267	84,624	8,635	24,664	8,124	1,455	70,177	626,946
Accrued interest receivable	-	-	-	-	-	1,745	-	1,745
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	6,064	-	6,064
Total Financial Assets	450,625	171,707	25,154	48,354	17,551	42,495	72,750	828,636
Financial Liabilities								
Deposits	390,160	192,361	58,396	9,857	-	39,563	-	690,337
Interbank and money market items	1,720	10,485	1,013	200	600	3,675	-	17,693
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowings	741	6,266	550	-	19,429	-	-	26,986
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,267	-	6,267
Total Financial Liabilities	392,621	209,112	59,959	10,057	20,029	56,266	-	748,044
On-balance sheet items	58,004	(37,405)	(34,805)	38,297	(2,478)	(13,771)	72,750	80,592

(Million Baht)

The Bank

2006

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	17,857	-	17,857
Interbank and money market items	3,363	73,854	3,219	-	-	2,458	-	82,894
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investments	10,538	16,996	3,555	30,715	23,727	25,561	1,235	112,327
Loans	490,324	97,264	11,596	19,052	4,651	1,365	49,638	673,890
Accrued interest receivable	-	-	-	-	-	1,629	-	1,629
Customers' liability under acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	5,669	-	5,669
Total Financial Assets	504,225	210,314	18,370	49,767	28,378	55,064	50,873	916,991
Financial Liabilities								
Deposits	346,175	181,094	177,925	5,452	-	41,407	-	752,053
Interbank and money market items	2,280	11,630	1,068	800	-	2,227	-	18,005
Liabilities payable on demand	-	-	-	-	-	6,871	-	6,871
Borrowings	-	26,808	-	12,000	7,174	-	-	45,982
Bank's liability under acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,195	-	9,195
Total Financial Liabilities	348,455	219,532	178,993	18,252	7,174	60,225	-	832,631
On-balance sheet items	155,770	(9,218)	(160,623)	31,515	21,204	(5,161)	50,873	84,360

(Million Baht)

	The Bank 2005							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,912	-	14,912
Interbank and money market items	4,906	51,582	7,187	-	-	2,244	-	65,919
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investments	16,417	25,871	8,705	23,690	9,427	23,646	1,219	108,975
Loans	428,690	93,793	8,540	24,852	8,104	1,455	55,656	621,090
Accrued interest receivable	-	-	-	-	-	1,319	-	1,319
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	5,423	-	5,423
Total Financial Assets	450,013	180,746	24,432	48,542	17,531	49,856	56,875	827,995
Financial Liabilities								
Deposits	391,030	192,361	58,396	9,857	-	39,823	-	691,467
Interbank and money market items	1,581	10,365	1,013	200	600	3,675	-	17,434
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowings	741	6,266	550	-	19,429	-	-	26,986
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,034	-	6,034
Total Financial Liabilities	393,352	208,992	59,959	10,057	20,029	56,293	-	748,682
On-balance sheet items	56,661	(28,246)	(35,527)	38,485	(2,498)	(6,437)	56,875	79,313

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

Foreign currency positions, as of 31 December 2006 and 2005 were as follows:

(Million Baht)

	Consolidated 2006					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	324	15	42	199	94	674
Interbank and money market items - net	79,199	65	89	227	157	79,737
Investments - net	36,695	-	-	3	52	36,750
Loans and accrued interest receivables - net	17,641	854	105	1,341	344	20,285
Other assets	1,825	-	1	-	2	1,828
Total assets	135,684	934	237	1,770	649	139,274
Liabilities						
Deposits	5,437	111	36	308	135	6,027
Interbank and money market items	485	-	-	-	15	500
Liability on demand	3,131	26	129	266	157	3,709
Borrowing	7,174	-	-	-	-	7,174
Other liabilities	4,630	-	18	4	54	4,706
Total liabilities	20,857	137	183	578	361	22,116
Foreign currency position of on-balance items-net	114,827	797	54	1,192	288	117,158
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(116,363)	(776)	(48)	(1,131)	(195)	(118,513)

(Million Baht)

	Consolidated					
	2005					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	246	12	14	124	65	461
Interbank and money market items - net	58,864	39	-	67	318	59,288
Investments - net	47,414	35	-	4	55	47,508
Loans and accrued interest receivables - net	18,963	842	48	1,482	282	21,617
Other assets	1,170	-	-	-	2	1,172
Total assets	126,657	928	62	1,677	722	130,046
Liabilities						
Deposits	3,182	148	46	238	111	3,725
Interbank and money market items	44	55	3	75	1	178
Liability on demand	2,245	55	125	138	136	2,699
Borrowing	8,170	-	-	-	-	8,170
Other liabilities	3,245	14	5	20	75	3,359
Total liabilities	16,886	272	179	471	323	18,131
Foreign currency position of on-balance items-net	109,771	656	(117)	1,206	399	111,915
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(107,814)	(578)	83	(796)	(171)	(109,276)

(Million Baht)

	The Bank					
	2006					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	324	15	42	199	94	674
Interbank and money market items - net	79,199	65	89	227	157	79,737
Investments - net	36,695	-	-	3	52	36,750
Loans and accrued interest receivables - net	17,641	854	105	1,341	344	20,285
Other assets	1,825	-	1	-	2	1,828
Total assets	135,684	934	237	1,770	649	139,274
Liabilities						
Deposits	5,437	111	36	308	135	6,027
Interbank and money market items	485	-	-	-	15	500
Liability on demand	3,131	26	129	266	157	3,709
Borrowing	7,174	-	-	-	-	7,174
Other liabilities	4,629	-	16	4	54	4,703
Total liabilities	20,856	137	181	578	361	22,113
Foreign currency position of on-balance items-net	114,828	797	56	1,192	288	117,161
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(116,363)	(776)	(48)	(1,131)	(195)	(118,513)

(Million Baht)

	The Bank					
	2005					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	246	12	14	124	65	461
Interbank and money market items - net	58,864	39	-	67	318	59,288
Investments - net	47,414	35	-	4	55	47,508
Loans and accrued interest receivables - net	18,963	842	48	1,482	282	21,617
Other assets	1,170	-	-	-	2	1,172
Total assets	126,657	928	62	1,677	722	130,046
Liabilities						
Deposits	3,182	148	46	238	111	3,725
Interbank and money market items	44	55	3	75	1	178
Liability on demand	2,245	55	125	138	136	2,699
Borrowing	8,170	-	-	-	-	8,170
Other liabilities	3,242	14	3	20	75	3,354
Total liabilities	16,883	272	177	471	323	18,126
Foreign currency position of on-balance items-net	109,774	656	(115)	1,206	399	111,920
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(107,814)	(578)	83	(796)	(171)	(109,276)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of 31 December 2006 and 2005 was as follows:

(Million Baht)

				Consolidated 2006			
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	17,857	17,857
Interbank and money market items	5,594	75,099	2,164	-	-	-	82,857
Securities purchased under							
Resale agreements	-	22,200	-	-	-	-	22,200
Investments	446	18,243	8,812	41,800	30,582	4,741	104,624
Loans	158,234	262,486	7,867	120,895	128,278	-	677,760
Accrued interest receivables	40	1,525	-	100	148	-	1,813
Customers' liability under acceptance	-	525	-	-	-	-	525
Other assets	-	2,188	-	-	-	4,347	6,535
Total Financial Assets	164,314	382,266	18,843	162,795	159,008	26,945	914,171
Financial Liabilities							
Deposits	386,934	177,733	179,316	7,002	-	-	750,985
Interbank and money market items	4,507	10,734	1,067	1,100	200	-	17,608
Liability payable on demand	6,871	-	-	-	-	-	6,871
Borrowings	-	26,619	-	-	19,174	-	45,793
Bank's liability under accpetances	-	525	-	-	-	-	525
Other liabilities	109	2,944	520	78	-	5,738	9,389
Total Financial Liabilities	398,421	218,555	180,903	8,180	19,374	5,738	831,171
Liquidity-net	(234,107)	163,711	(162,060)	154,615	139,634	21,207	83,000

(Million Baht)

	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
				Consolidated 2005			
Financial Assets							
Cash	-	-	-	-	-	14,913	14,913
Interbank and money market items	6,784	52,009	7,187	-	-	-	65,980
Securities purchased under							
Resale agreements	-	9,500	-	-	-	-	9,500
Investments	557	26,123	17,611	34,526	18,653	5,161	102,631
Loans	150,883	236,351	9,511	99,751	130,450	-	626,946
Accrued interest receivables	173	1,271	-	42	259	-	1,745
Customers' liability under acceptance	-	857	-	-	-	-	857
Other assets	-	1,625	-	-	-	4,439	6,064
Total Financial Assets	158,397	327,736	34,309	134,319	149,362	24,513	828,636
Financial Liabilities							
Deposits	429,723	190,861	58,396	9,857	1,500	-	690,337
Interbank and money market items	5,395	9,985	1,013	200	1,100	-	17,693
Liability payable on demand	5,904	-	-	-	-	-	5,904
Borrowings	-	6,266	550	-	20,170	-	26,986
Bank's liability under accpetances	-	857	-	-	-	-	857
Other liabilities	96	1,066	138	18	-	4,949	6,267
Total Financial Liabilities	441,118	209,035	60,097	10,075	22,770	4,949	748,044
Liquidity-net	(282,721)	118,701	(25,788)	124,244	126,592	19,564	80,592

(Million Baht)

	At call	Less than 6 months	6 months to 1 Year	The Bank 2006 1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	17,857	17,857
Interbank and money market items	5,631	75,099	2,164	-	-	-	82,894
Securities purchased under resale agreements	-	22,200	-	-	-	-	22,200
Investments	166	18,080	8,680	41,267	30,409	13,725	112,327
Loans	156,192	268,097	7,294	118,774	123,533	-	673,890
Accrued interest receivables	-	1,561	-	68	-	-	1,629
Customers' liability under acceptances	-	525	-	-	-	-	525
Other assets	-	2,071	-	-	-	3,598	5,669
Total Financial Assets	161,989	387,633	18,138	160,109	153,942	35,180	916,991
Financial Liabilities							
Deposits	387,582	177,733	179,736	7,002	-	-	752,053
Interbank and money market items	4,507	11,130	1,068	1,100	200	-	18,005
Liability payable on demand	6,871	-	-	-	-	-	6,871
Borrowings	-	26,808	-	-	19,174	-	45,982
Bank's liability under acceptances	-	525	-	-	-	-	525
Other liabilities	109	2,953	520	78	-	5,535	9,195
Total Financial Liabilities	399,069	219,149	181,324	8,180	19,374	5,535	832,631
Liquidity-net	(237,080)	168,484	(163,186)	151,929	134,568	29,645	84,360

(Million Baht)

	At call	Less than 6 months	6 months to 1 Year	The Bank 2005 1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	14,912	14,912
Interbank and money market items	6,785	51,947	7,187	-	-	-	65,919
Securities purchased under resale agreements	-	9,500	-	-	-	-	9,500
Investments	96	25,496	17,543	34,424	17,862	13,554	108,975
Loans	147,747	244,454	8,763	98,549	121,577	-	621,090
Accrued interest receivables	-	1,293	-	26	-	-	1,319
Customers' liability under acceptances	-	857	-	-	-	-	857
Other assets	-	1,512	-	-	-	3,911	5,423
Total Financial Assets	154,628	335,059	33,493	132,999	139,439	32,377	827,995
Financial Liabilities							
Deposits	430,853	190,861	58,396	9,857	1,500	-	691,467
Interbank and money market items	5,256	9,865	1,013	200	1,100	-	17,434
Liability payable on demand	5,904	-	-	-	-	-	5,904
Borrowings	-	6,266	550	-	20,170	-	26,986
Bank's liability under acceptances	-	857	-	-	-	-	857
Other liabilities	96	1,064	138	18	-	4,718	6,034
Total Financial Liabilities	442,109	208,913	60,097	10,075	22,770	4,718	748,682
Liquidity-net	(287,481)	126,146	(26,604)	122,924	116,669	27,659	79,313

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 31 December 2006 and 2005.

(Million Baht)

	Consolidated			
	2006		2005	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	17,857	17,857	14,913	14,913
Interbank and money market items – net	82,842	82,842	65,929	65,929
Securities purchased under resale agreements	22,200	22,200	9,500	9,500
Investments – net	101,987	101,887	99,565	99,351
Loans and accrued interest receivables – net	646,580	646,580	591,253	591,253
Customers' liability under acceptances	525	525	857	857
Other assets	6,535	6,535	6,064	6,064
Total Financial Assets	878,526	878,426	788,081	787,867
Financial Liabilities				
Deposits	750,985	750,985	690,337	690,337
Interbank and money market items	17,608	17,608	17,693	17,693
Liabilities payable on demand	6,871	6,871	5,904	5,904
Borrowings	45,793	47,113	26,986	28,471
Bank's liability under acceptances	525	525	857	857
Other liabilities	9,389	9,389	6,267	6,267
Total Financial Liabilities	831,171	832,491	748,044	749,529

(Million Baht)

	The Bank			
	2006		2005	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	17,857	17,857	14,912	14,912
Interbank and money market items – net	82,879	82,879	65,868	65,868
Securities purchased under resale agreements	22,200	22,200	9,500	9,500
Investments – net	109,882	88,224	106,067	105,855
Loans and accrued interest receivables – net	647,547	647,547	593,333	593,333
Customers' liability under acceptances	525	525	857	857
Other assets	5,669	5,669	5,423	5,423
Total Financial Assets	886,559	864,901	795,960	795,748
Financial Liabilities				
Deposits	752,053	752,053	691,467	691,467
Interbank and money market items	18,005	18,005	17,434	17,434
Liabilities payable on demand	6,871	6,871	5,904	5,904
Borrowings	45,982	47,113	26,986	28,471
Bank's liability under acceptances	525	525	857	857
Other liabilities	9,195	9,195	6,034	6,034
Total Financial Liabilities	832,631	833,762	748,682	750,167

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.3

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at 31 December 2006 and 2005:

(Million Baht)

	Consolidated and The Bank			
	2006			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	411,169	924	412,093	2,210
Cross currency swaps	12,361	82,888	95,249	1,074
Interest rate swaps	56,832	178,249	235,081	108
Credit default swaps	-	721	721	1
Other Derivatives	83	1,001	1,084	-

(Million Baht)

	Consolidated and The Bank			
	2005			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	368,802	268	369,070	(512)
Cross currency swaps	2,653	53,710	56,363	333
Interest rate swaps	8,671	109,571	118,242	115
Credit default swaps	5,134	821	5,955	(1)
Other Derivatives	411	1,027	1,438	-

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

35 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the year ended 31 December 2005 have been reclassified to conform with the presentation in the financial statements for the year ended 31 December 2006.

36 NEW AND REVISED ACCOUNTING STANDARDS NOT YET ADOPTED

On 11 October 2006, the Federation of Accounting Professions (FAP) announced that the Thai Accounting Standard No. 44 (TAS No. 44) "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" is to be revised. FAP announcement No. 26/2006 requires a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used. This revision to TAS No. 44 is applicable to financial statements covering periods beginning on or after 1 January 2007, with early adoption encouraged.

The Bank proposes to adopt the change in accounting treatment for its investments in subsidiary companies and associate companies for the Bank-only 2007 financial statements. The consolidated financial statements will not be affected by the change. The change in accounting treatment will be applied retrospectively and the Bank-only 2006 financial statements, which will be included in the Bank-only 2007 financial statements for comparative purposes, will be restated accordingly. The effect of the change is not material to the Bank-only financial statements.

37 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 21 February 2007.